                                                            FILE NOS. 333-63336
                                                                       811-2143

     As filed with the Securities and Exchange Commission on December 21, 2001
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [_]

                         PRE-EFFECTIVE AMENDMENT NO.  1                     [X]
                                                     ---
                        POST-EFFECTIVE AMENDMENT NO.                        [_]

                                    AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             AMENDMENT NO. 30                               [X]
                       (CHECK APPROPRIATE BOX OR BOXES.)

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                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U
                          (EXACT NAME OF REGISTRANT)

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

               INSURANCE AND SEPARATE ACCOUNTS DEPT.--LAW SECTOR
                     JOHN HANCOCK PLACE, BOSTON, MA 02117
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 572-9196

                          ARNOLD R. BERGMAN, ESQUIRE
                      JOHN HANCOCK LIFE INSURANCE COMPANY
               INSURANCE AND SEPARATE ACCOUNTS DEPT.--LAW SECTOR
                              JOHN HANCOCK PLACE
                               BOSTON, MA 02117
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                           ------------------------

                                   Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                                Foley & Lardner
                              3000 K Street, N.W.
                            Washington, D.C. 20007
                           ------------------------

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     Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

     Title and amount of securities being registered: interests under immediate variable annuity contracts.

     The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a).

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                      Prospectus dated December 27, 2001

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                    SIGNATURE IMMEDIATE VARIABLE ANNUITY I
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                    an immediate variable annuity contract
                                   funded in

             JOHN HANCOCK LIFE INSURANCE COMPANY ("John Hancock")
                    John Hancock Variable Annuity Account U

     The contract enables you to earn investment-based returns in the following investment options:

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  Investment Option                  Managed By
  -----------------                  ----------
  Equity Index...................... SSgA Funds Management, Inc.
  Growth & Income................... Independence Investment LLC and Putnam Investment Management LLC
  Large Cap Value................... T. Rowe Price Associates, Inc.
  Large Cap Growth.................. Independence Investment LLC
  Large/Mid Cap Value............... Wellington Management Company, LLP
  Mid Cap Growth.................... Janus Capital Corporation
  Small/Mid Cap CORE(SM)............ Goldman Sachs Asset Management
  Small/Mid Cap Growth.............. Wellington Management Company, LLP
  Small Cap Equity.................. Capital Guardian Trust Company
  Small Cap Growth.................. John Hancock Advisers, Inc.
  International Equity Index........ Independence Investment LLC
  International Opportunities....... T. Rowe Price International, Inc.
  Emerging Markets Equity........... Morgan Stanley Investment Management Inc.
  Real Estate Equity................ Independence Investment LLC and Morgan Stanley Investment Management Inc.
  Managed........................... Independence Investment LLC and Capital Guardian Trust Company
  Global Balanced................... Capital Guardian Trust Company
  Short-Term Bond................... Independence Investment LLC
  Bond Index........................ Mellon Bond Associates, LLP
  Active Bond....................... John Hancock Advisers, Inc.
  High Yield Bond................... Wellington Management Company, LLP
  Global Bond....................... Capital Guardian Trust Company
  Money Market...................... Wellington Management Company, LLP
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     Contracts are not deposits or obligations of, or insured, endorsed, or guaranteed by the U.S. Government, any bank, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency, entity or person, other than John Hancock. They involve investment risks including the possible loss of principal.

     The investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete investment options in the future. You may use up to four investment options at any one time.

     When you select one or more of these investment options, we invest your money in the corresponding investment option(s) of the John Hancock Variable Series Trust I (the "Series Fund"). In this prospectus, the investment options of the Series Fund are referred to as "funds". ___ In the prospectuses for the Series Fund, the investment options may also be referred to as "funds," "portfolios" or "series."

     The Series Fund is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each investment option you select will depend on those of the corresponding fund of the Series Fund. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for the Series Fund. The Series Fund prospectus contains detailed information about each available fund. Be sure to read that prospectus before selecting any of the investment options shown on page 1.





                     John Hancock Annuity Servicing Office
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                    Mail Delivery       Phone:    1-800-624-5155
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          Annuities Division, T-24
          200 Clarendon Street          Fax:      1-617-572-0480
          Boston, MA 02117





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     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           GUIDE TO THIS PROSPECTUS

   This prospectus contains information that you should know before you buy a contract or exercise any of your rights under the contract. We have arranged the prospectus in the following way:

     .    The first section contains an "Index of Key Words."

     . Behind the index is the "Fee Table." This section highlights the various fees and expenses you will pay directly or indirectly, if you purchase a contract.

     . The next section is called "Basic Information." It contains basic information about the contract presented in a question and answer format. You should read the Basic Information before reading any other section of the prospectus.

     . Behind the Basic Information is "Additional Information." This section gives more details about the contract. It generally does not repeat information contained in the Basic Information.

   The Series Fund's prospectus is attached at the end of this prospectus. You should save the prospectus for future reference.


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                               IMPORTANT NOTICES

This is the prospectus - it is not the contract. The prospectus simplifies many contract provisions to better communicate the contract's essential features. Your rights and obligations under the contract will be determined by the language of the contract itself. On request, we will provide the form of contract for you to review. In any event, when you receive your contract, we suggest you read it promptly.

We've also filed with the SEC a "Statement of Additional Information," dated December 27, 2001. This Statement contains detailed information not included in the prospectus. Although a separate document from this prospectus, the Statement of Additional Information has the same legal effect as if it were a part of this prospectus. We will provide you with a free copy of the Statement upon your request. To give you an idea what's in the Statement, we have included a copy of the Statement's table of contents on page 21.

The contract is not available in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is unlawful to make or solicit an offer in that state.
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                              INDEX OF KEY WORDS

     We define or explain each of the following key words used in this prospectus on the pages shown below:

  Key Word                                                            Page

  Annuitant...........................................................   8
  Annuity payment.....................................................   8
  Assumed interest rate...............................................  10
  Contract year.......................................................   8
  Date of issue.......................................................   8
  Funds...............................................................   2
  Owner...............................................................   8
  Payee...............................................................   8
  Premium payment.....................................................   8
  Pricing date........................................................  10
  Series Fund.........................................................   2
  Investment options..................................................   1

                                   FEE TABLE

The following fee table shows the various fees and expenses that you will pay, either directly or indirectly, if you purchase a contract. The table does not include charges for premium taxes (which may vary by state).

 Contractowner Transaction Expenses

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                   Sales Load                           None
                   Surrender fees                       None
                   Transfer fee                         None*
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 *Although we currently do not impose a transfer fee, we reserve the right to do so if you request a transfer of assets from one investment option to another investment option more than 4 times a year. See our response to the question "How can I change my selected investment options?" in the Basic Information section of this prospectus.

 Separate Account Annual Expenses (as a % of the average total value of your investment options)

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                  Mortality and Expense Risk Charge     0.65%
                  Administrative Services Charge        0.20%
                                                    ------------
                  Total Annual Contract Charge          0.85%
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The above charges are the maximum annual contract expenses that we may charge if you purchase the contract. We may charge less from time to time. See our response to the question "To what extent can John Hancock vary the terms and conditions of the contracts?" in the Basic Information section of this prospectus.

Annual Fund Expenses (based on % of average net assets)

  The funds must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any investment options you select. We may receive payments from a fund or its affiliates at an annual rate of up to approximately 0.35% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

  The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 2000, except as indicated in the Notes that follow this table.
 Expenses of the funds are not fixed or specified under the terms of the contracts, and those expenses may vary from year to year.

                                                                                                      Total Fund       Total Fund
                                                      Investment  Distribution and  Other Operating    Operating        Operating
                                                      Management      Service        Expenses With   Expense Absent  Expenses Absent
Fund Name                                                 Fee       (12b-1) Fees     Reimbursement    Reimbursement   Reimbursement
---------                                             ----------  ----------------  ---------------  --------------  ---------------
John Hancock Variable Series
  Trust I:
Equity Index.......................................       0.13%           N/A              0.06%         0.19%            0.19%
Growth & Income....................................       0.68%           N/A              0.08%         0.76%            0.76%
Large Cap Value....................................       0.75%           N/A              0.05%         0.80%            0.80%
Large Cap Growth...................................       0.36%           N/A              0.10%         0.46%            0.46%
Large/Mid Cap Value................................       0.95%           N/A              0.10%         1.05%            1.36%
Mid Cap Growth.....................................       0.92%           N/A              0.04%         0.96%            0.96%
Small/Mid Cap CORE (SM)............................       0.80%           N/A              0.10%         0.90%            1.23%
Small/Mid Cap Growth...............................       0.97%           N/A              0.10%         1.07%            1.07%
Small Cap Equity*..................................       0.90%           N/A              0.10%         1.00%            1.03%
Small Cap Growth...................................       1.05%           N/A              0.07%         1.12%            1.12%

                                                                                                       Total Fund       Total Fund
                                                      Investment  Distribution and  Other Operating    Operating        Operating
                                                      Management      Service        Expenses With   Expense Absent  Expenses Absent
Fund Name                                                 Fee       (12b-1) Fees     Reimbursement    Reimbursement   Reimbursement
---------                                             ----------  ----------------  ---------------  --------------  --------------
International Equity Index.......................         0.18%           N/A              0.10%         0.28%           0.37%
International Opportunities......................         1.13%           N/A              0.10%         1.23%           1.39%
Emerging Markets Equity..........................         1.50%           N/A              0.10%         1.60%           2.77%
Real Estate Equity...............................         1.01%           N/A              0.09%         1.10%           1.10%
Managed..........................................         0.66%           N/A              0.09%         0.75%           0.75%
Global Balanced..................................         1.05%           N/A              0.10%         1.15%           1.44%
Short-Term Bond..................................         0.60%           N/A              0.06%         0.66%           0.66%
Bond Index.......................................         0.15%           N/A              0.10%         0.25%           0.27%
Active Bond......................................         0.62%           N/A              0.10%         0.72%           0.74%
High Yield Bond..................................         0.80%           N/A              0.10%         0.90%           1.02%
Global Bond......................................         0.85%           N/A              0.10%         0.95%           1.05%
Money Market.....................................         0.25%           N/A              0.04%         0.29%           0.29%


Notes to Annual Fund Expenses

    Under its current investment management agreements with the John Hancock Variable Series Trust I, John Hancock Life Insurance Company reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets (0.00% for Equity Index). Percentages shown for the Growth & Income, Small Cap Equity, Real Estate Equity, Managed, Global Balanced, Active Bond,and Global Bond funds are calculated as if the current management fee schedules (which became effective as to these funds on November 1, 2000) were in effect for all of 2000. Percentages shown for the Large Cap Value fund are calculated as if the current management fee schedule (which became effective as to this fund on May 1, 2001) were in effect for all of 2000. Percentages shown for the Small Cap Growth, International Opportunities, Emerging Markets Equity, Short-Term Bond and High Yield Bond funds are calculated as if the current management fee schedules (which became effective as to these funds on October 1, 2001) were in effect for all of 2000. "CORE(SM)" is a service mark of Goldman, Sachs & Co.

  * Small Cap Equity was formerly "Small Cap Value."

Examples

  Separate Account Annual Expenses and Annual Fund Expenses are imposed on the reserves we hold in the Separate Account to fund your annuity payments. The following examples illustrate the current expenses that would be paid during the period shown, directly or indirectly, for an immediate life annuity on a 65-year old female with payments guaranteed for 20 contract years. The examples are based on a $1,000 purchase payment allocated to one of the investment options and assume (a) the investment allocation is not changed, (b) the annual return on assets is 5%, (c) the annual fund expenses are at the rates set forth above for 2000, after reimbursements, (d) the assumed interest rate is 3.5% and (e) the first annuity payment date coincides with the date of issue of the contract.
 These examples do not include any applicable premium taxes. The examples should not be considered representations of past or future expenses; actual expenses may be greater or less than those shown, and will be different for other annuity payment options, ages and sex.

  Assuming that we make annuity payments for the entire period shown, the expenses would be:

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Single Premium Immediate Contract
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                              1 Year  3 Years  5 Years   10 Years
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Equity Index                   $10      $31     $ 50     $    93
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Growth & Income                $16      $47     $ 76     $   140
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Large Cap Value                $17      $48     $ 78     $   144
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Large Cap Growth               $13      $38     $ 62     $   116
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Large/Mid Cap Value            $19      $55     $ 89     $   164
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Mid Cap Growth                 $18      $53     $ 85     $   157
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Small/Mid Cap CORE(SM)         $18      $51     $ 83     $   152
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Small/Mid Cap Growth           $19      $56     $ 90     $   165
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Small Cap Equity               $19      $54     $ 87     $   160
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Small Cap Growth               $20      $57     $ 93     $   169
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International Equity  Index    $11      $33     $ 54     $   100
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International Opportunities    $21      $60     $ 98     $   178
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Emerging Markets Equity        $25      $71     $114     $   206
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Real Estate Equity             $20      $57     $ 92     $   168
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Managed                        $16      $47     $ 76     $   140
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Global Balanced                $20      $58     $ 94     $   172
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Short-Term Bond                $15      $44     $ 72     $   132
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Bond Index                     $11      $32     $ 53     $    98
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Active Bond                    $16      $46     $ 74     $   137
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High Yield Bond                $18      $51     $ 83     $   152
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Global Bond                    $18      $52     $ 85     $   156
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Money Market                   $11      $33     $ 54     $   101
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 For further information on how we compute the amount of each annuity payment, see the section entitled "Annuity Purchase Rates" on page 12 and our response to the question "How will the value of my annuity payment change over time" in the Basic Information section of this prospectus.

                               BASIC INFORMATION

  This "Basic Information" section provides answers to commonly asked questions about the contract. Here are the page numbers where the questions and answers appear:

      Question                                                              Starting on page
      --------                                                              ----------------
What is the contract?...........................................................   9

Who owns the contract?..........................................................   9

Who is the annuitant? Who is the payee?.........................................   9

How can I buy a contract?.......................................................   9

How will the value of my annuity payment change over time?......................  10

What annuity benefits does the contract provide?................................  11

What are the tax consequences of owning a contract?.............................  13

To what extent can John Hancock vary the terms and conditions of the contracts?.  14

How can I change my selected investment options?................................  14

What fees and charges will be deducted from my contract?........................  15

What happens if the annuitant dies?.............................................  15

Can I return my contract?.......................................................  15

 What is the contract?

     The contract is a single premium immediate variable annuity contract. ___ An "annuity contract" provides a person with a series of periodic payments, and each of these payments is called an annuity payment. Under a "variable" annuity contract, the amount of each annuity payment will increase or decrease based upon the value of the investment options you have chosen.

     This is an "immediate" variable annuity contract because we start making annuity payments on the last business day of the month that coincides with your contract's date of issue. (If your contract's date of issue is the last business day of a month, however, we start making annuity payments on the first business day of the following month.) ___ The date of issue is the later of (a) the date we approve your application and (b) the date we receive your single premium. By "single premium," we mean that you pay only one lump sum to purchase the contract.

     We measure the years and anniversaries of your contract from its date of issue. We use the term "contract year" to refer to each period of time between anniversaries of your contract's date of issue.

 Who owns the contract?

     We designed this contract primarily for purchase by, or on behalf of, individuals who qualify for a distribution from their retirement plans. Unless the contract provides otherwise, each such individual is the owner of the contract and can exercise the rights under the contract, such as the right to choose the investment options. In writing this prospectus, we've assumed that you, the reader, are the person entitled to exercise the rights and obligations under discussion.

 Who is the annuitant?  Who is the payee?

     The annuitant is the person upon whose death the contract's death benefit, if any, becomes payable. The payee is the person who receives annuity payments from us. Unless the contract provides otherwise, you are both the annuitant and payee.

 How can I buy a contract?

Premium payment

     We call the investment you make in your contract the premium or premium payment. You need at least $50,000 to purchase a contract.

Applying for a contract

     An authorized representative of the broker-dealer through whom you purchase your contract will assist you in (1) completing an application for a contract and (2) transmitting it, along with your premium payment, to the John Hancock Annuity Servicing Office.

     Once we receive your premium and all necessary information, we will issue your contract and invest your initial premium payment within two business days. If the information is not in good order, we will contact you to get the necessary information. If, for some reason, we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information.

     We will not issue a contract if you are age 85 or older. We may waive this limit, however.

Ways to make premium payment

     Premium payments made by check or money order should be:

 .  drawn on a U.S. bank,

 .  drawn in U.S. dollars, and

 .  made payable to "John Hancock."

     We will not accept credit card checks. Nor will we accept starter or third party checks that fail to meet our administrative requirements.

     In certain circumstances, we will also accept your premium payment by exchange from another insurance company. You can find information about other methods of premium payment by contacting your John Hancock representative or by contacting the John Hancock Annuity Servicing Office.

 How will the value of my annuity payment change over time?

     We use a measuring device called an "annuity unit" to help us compute the amount of each annuity payment from each of your selected investment options. Each investment option has its own annuity unit, with its own annuity unit value, for each "assumed interest rate." (We discuss "assumed interest rate" on the next page.)

     The number of annuity units used to compute your annuity payment from an investment option normally doesn't change while you receive annuity payments, unless you make a transfer from one investment option to another. Our initial determination of the number of annuity units for your contract uses an "annuity purchase rate" for the annuity payment option under which your annuity payments will be made. ___ We discuss annuity purchase rates in more detail in response to the question "What annuity benefits does a contract provide?" below. ___ We describe how we determine the number of annuity units in more detail in the Statement of Additional Information.

     The amount of each annuity payment normally will change based on the number of the contract's annuity units in an investment option times the value of one such unit as of the "pricing date" (explained below) for each annuity payment. Here's how it works:

 . we calculate the actual net investment return of the investment option (after deducting all charges) during the period between the "pricing date" used for determining the immediately previous annuity payment and the "pricing date" used for determining the current annuity payment. For your first annuity payment, however, we use the period between your contract's date of issue and its first "pricing date."

 . if that actual net investment return exceeds the "assumed interest rate" (explained below), the current payment will be larger than the previous one

 . if the actual net investment return is less than the assumed interest rate, the current payment will be smaller than the previous one.

If you change any investment options between pricing dates, we will calculate the actual net investment return of the existing investment option(s) up to the date of the transfer, and the actual net investment return of the new investment option(s) from the date of the transfer to the second pricing date.

       Pricing date

     We use the term pricing date to refer to the business day on which we determine the amount of an annuity payment. The pricing date for the first annuity payment is generally the second to last business day of the month in which we issue your annuity contract. ___ The pricing date for each annuity payment after that, unless we approve otherwise, is the second to last business day of the month in which the annuity payment is scheduled.

       Assumed interest rate

     The assumed interest rate is 3 1/2 % per year, unless you elect an assumed interest rate of 5% on your application (provided the higher rate is available in your state). If you elect the higher assumed interest rate, your initial annuity payment will also be higher. Eventually, however, the annuity payments may be smaller than if you had elected the lower assumed interest rate.

 What annuity benefits does a contract provide?

Annuity payment options

     You select the annuity payment option in your application for the contract from among the following:

       Life Annuity/No Refund

     Under this annuity payment option, annuity payments are made to you during your lifetime. No further annuity payments are due after your date of death.

       Life Income with Payments Guaranteed for 5, 10, or 20 Contract Years

     Under this annuity payment option, annuity payments are made to you during your lifetime. If your date of death is within the selected guaranteed period, we will continue to make annuity payments to your designated beneficiary for the balance of that guaranteed period. Annuity payments to the beneficiary will be variable in amount, based on the then current value of the selected investment options, and the beneficiary will be able to change investment options during this period. If there is no surviving beneficiary at the time of your death, annuity payments will be made to your estate.

       Contingent Annuitant with continuance of 50%, 66 2/3%, 75%, or 100%

     Under this annuity payment option, annuity payments are made to you during your lifetime. After your date of death, we will continue to make annuity payments to your designated Contingent Annuitant for the remainder of the Contingent Annuitant's lifetime. If you elect a "continuance" rate of less than 100%, we will reduce the number of annuity units used to calculate these payments from each investment option that was selected and in effect immediately prior to your date of death. Annuity payments to the Contingent Annuitant will be variable in amount, based on the then current value of the selected investment options, and the Contingent Annuitant will be able to change investment options during this period. No payments are made to the Contingent Annuitant, however, if he or she predeceases you.

Frequency of annuity payments

     On your application, you select how frequently you want to receive annuity payments. You may schedule annuity payments to be paid on a monthly, quarterly, semi-annual or annual basis. The first annuity payment is generally made on the last business date of the month in which we issue your policy. After that, unless we approve otherwise, annuity payments are paid to you:

 .  on the last business day of every month for monthly annuity payments,

 . on the last business day of every 3/rd/ month for quarterly annuity payments,

 . on the last business day of every 6/th/ month for semi-annual annuity payments, or

 .  on the last business day of every 12/th/ month for annual annuity payments.

     Your selection will affect the number of annuity units we will use to determine the amount of your annuity payments. In general, we will use fewer annuity units over a 12 month period for an investment option if your select less frequent annuity payments.

Annuity purchase rates

     Your selections will affect the number of annuity units that we will use to determine the amount of your annuity payments. This is because, in most cases, annuity purchase rates vary by the age and gender of the annuitant, the selected annuity option, the selected frequency of annuity payments and the assumed interest rate. As a result, you will generally receive a lower annuity payment if you buy the contract at a younger age than you would if you bought the contract at a higher age. Similarly, because the rates differ by gender, annuity payments to a female will generally be lower (5% to 15%) than for males.

     We provide a more detailed explanation about the way we use annuity purchase rates to determine annuity units and annuity payment amounts in the Statement of Additional Information. In general, a higher annuity purchase rate will result in a HIGHER number of annuity units for the same investment option.

     For example, assume you are aged 65 and want to purchase a monthly annuity in the form of a single life annuity/no refund or in the form of a single life income with annuity payments guaranteed for a selected period. For a male, the rates range from:

 . $5.84 for a life annuity/no refund and a 3.5% assumed interest rate ($6.74 for a 5.0% assumed interest rate where available), to

 . $5.79 for a life income with guaranteed period of 5 years and a 3.5% assumed interest rate ($6.68 for a 5.0% assumed interest rate where available), to

 . $5.63 for a life income with guaranteed period of 10 years and a 3.5% assumed interest rate ($6.49 for a 5.0% assumed interest rate where available), to

 . $5.05 for a life income with guaranteed period of 20 years and a 3.5% assumed interest rate ($5.87 for a 5.0% assumed interest rate where available).

 For a female age 65, the rates for a single life annuity range from:

 . $5.28 for a life annuity/no refund and a 3.5% assumed interest rate ($6.17 for a 5.0% assumed interest rate where available), to

 . $5.25 for a life income with guaranteed period of 5 years and a 3.5% assumed interest rate ($6.13 for a 5.0% assumed interest rate where available), to

 . $5.17 for a life income with guaranteed period of 10 years and a 3.5% assumed interest rate ($6.04 for a 5.0% assumed interest rate where available), to

 . $4.84 for a life income with guaranteed period of 20 years and a 3.5% assumed interest rate ($5.68 for a 5.0% assumed interest rate where available).

     The annuity purchase rates for a "contingent" form of annuity payment differ from those of a single life annuity. For example, the rates for a male age 65 and a female age 65 under a "100% contingent" annuity (where annuity
       ---
payments continue to the survivor after the first death) range from:

 . $4.67 for a contingent life annuity/no refund and a 3.5% assumed interest rate ($5.52 for a 5.0% assumed interest rate where available), to

 . $4.66 for a contingent life income with guaranteed period of 5 years and a 3.5% assumed interest rate ($5.52 for a 5.0% assumed interest rate where available), to

 . $4.65 for a contingent life income with guaranteed period of 10 years and a 3.5% assumed interest rate ($5.50 for a 5.0% assumed interest rate where available), to

 . $4.55 for a contingent life income with guaranteed period of 20 years and a 3.5% assumed interest rate ($5.40 for a 5.0% assumed interest rate where available).

     You can find information about our current annuity purchase rates by contacting your John Hancock representative or by contacting the John Hancock Annuity Servicing office.

No changes permitted

     After your contract is issued, under our current administrative procedures we will not permit you:

 .  to change your selected annuity payment option,

 .  to change your selected frequency of annuity payments,

 . to change the selected guaranteed period under a Life Income with Payments Guaranteed for 5, 10 or 20 Years annuity payment option,

 . to change the designated Contingent Annuitant under a Contingent Annuitant with continuance of 50%, 66 2/3%, 75% or 100% annuity payment option, nor

 . to change the selected continuance rate under a Contingent Annuitant with continuance of 50%, 66 2/ 3%, 75% or 100% annuity payment option.

 You should exercise care in selecting your annuity payment option choices.

 What are the tax consequences of owning a contract?

     If your contract is purchased with an "eligible rollover distribution" from a tax qualified retirement plan, we will issue your contract to qualify as an "IRA." Under current tax rules, federal income tax is not payable on the purchase transaction. You will be subject to income tax, however, on the full amount of each annuity payment.

     If your contract is not purchased with an "eligible rollover distribution," there may be income tax payable on any distribution used to pay for the contract. In addition, you may be able to exclude a portion of each annuity payment from income tax.

     Special rules apply with respect to contracts purchased as a result of a roll-over from another "IRA."

     We discuss tax withholding on annuity payments to you, as well as the terms "eligible rollover distribution" and "IRA" in the Tax Information section beginning on page 18.

 To what extent can John Hancock vary the terms and conditions of the contracts?

State law insurance requirements

     Insurance laws and regulations apply to us in every state in which our contracts are sold. As a result, various terms and conditions of your contract may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your contract or in endorsements attached to your contract.

Variations in charges or rates

     We may vary the charges and other terms of our contracts where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the contracts. These include the types of variations discussed under "Certain changes" in the Additional Information section of this prospectus.

     We may also change our annuity purchase rates from time to time for contracts purchased on or after the date of the change.

How can I change my selected investment options?

Initial investment options

     When you apply for your contract, you specify the initial investment options that will be used to determine your annuity payments. You may use as many as 4 investment options at any one time.

Changing investment options

     Up to 4 times during each year of your contract, you may transfer, free of charge, all or part of the assets held in one investment option to any other investment option. Currently, we impose no charge for transfers of more than 4 per contract year. However, we reserve the right to impose a charge of up to $25 on any transfers in excess of the 4 free transfers or to prohibit any such transfers altogether. If we do impose a charge, we will deduct it from your next annuity payment.

     You may NOT

 . make any transfer that would cause you to exceed the maximum of 4 investment options selected at one time, or

 . make any transfer over the life of the contract that would result in more than 99 investment options having been used.

This restriction on transfers will also apply to your designated beneficiary or Contingent Annuitant.

Procedure for changing investment options

     You may request a transfer in writing or, if you have authorized telephone transfers, by telephone or fax. All transfer requests should be directed to the John Hancock Annuity Servicing Office at the address shown on page 2.

     Your request should include

 .  your name,

 .  your daytime telephone number,

 .  the contract number,

 .  the names of the investment options being transferred to and from each, and

 .  the percent to be transferred from each.

The request becomes effective on the day following our receipt of your request, in proper form, at the John Hancock Annuity Servicing Office.

Telephone requests

     If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

What fees and charges will be deducted from my contract?

Mortality and expense risk charge

     We deduct a daily charge that compensates us primarily for mortality and expense risks that we assume under the contracts. On an annual basis, the maximum charge equals .65% of the value of the assets we have allocated to the investment options that support your variable annuity payments. We may charge you less.

     In return for mortality risk charge, we assume the risk that annuitants as a class will live longer than expected, requiring us to a pay greater number of annuity payments. In return for the expense risk charge, we assume the risk that our expenses relating to the contracts may be higher than we expected when we set the level of the contracts' other fees and charges, or that our revenues from such other sources will be less. We may charge you less.

Administrative services charge

     We deduct a daily charge for administrative and clerical services that the contracts require us to provide. On an annual basis, the maximum charge equals 0.20% of the value of the assets you have allocated to the Investment options. We may charge you less.

Premium taxes

     We make deductions for any applicable taxes based on the amount of a premium payment. This is usually called a "premium tax." Currently, certain local jurisdictions assess a premium tax of up to 5% of each premium payment.

What happens if The annuitant dies?

     If the annuitant dies before we have made the first annuity payment, we will return the premium and the contract will be void.

     If the annuitant dies after we have made the first annuity payment, we may make additional annuity payments depending on the annuity payment option selected. We describe the annuity options above, in response to the question "What annuity benefits does a contract provide?"

Can I return my contract?

     In most cases, you have the right to cancel your contract within 10 days (or longer in some states) after you receive it. To cancel your contract, simply deliver or mail it to:

       .  the address shown on page 2, or

       .  the John Hancock representative who delivered the contract to you.

     In most states, you will receive a refund equal to the total value of your contract on the date of cancellation, increased by any charges for premium taxes deducted by us to that date. In some states, or if your contract was issued as an "IRA," you will receive a refund of the premium you have paid, less any payments we have made. The date of cancellation will be the date we receive the contract.

     Immediate annuity contracts cannot be surrendered for value after the right to cancel period ends, nor do we permit annuity payments to be accelerated or changed in any manner.

                             ADDITIONAL INFORMATION

     This section of the prospectus provides additional information that is not contained in the Basic Information section.

     Contents of this section                              Starting on page

     Description of John Hancock.................................. 17

     Who should purchase a contract............................... 17

     How we support the investment options........................ 17

     Investment option valuation procedures....................... 17

     Assignment, change of ownership or beneficiaries............. 19

     Tax information.............................................. 20

     Performance information...................................... 21

     Reports...................................................... 22

     Voting privileges............................................ 22

     Certain changes.............................................. 22

     Distribution of contracts.................................... 22

     Experts...................................................... 23

     Registration statement....................................... 23

     Appendix - Illustrative annuity payment tables............... 24

Description of John Hancock

     We are John Hancock, a stock life insurance company that was organized in 1862 under the laws of the Commonwealth of Massachusetts. On February 1, 2000, we converted to a stock company by "demutualizing" and changed our name from "John Hancock Mutual Life Insurance Company". As part of the demutualization process, we became a subsidiary of John Hancock Financial Services, Inc., a newly-formed publicly-traded corporation. Our home office is located at 200 Clarendon Street, Boston, Massachusetts 02117. We have authority to transact business in all 50 states. As of December 31, 2000, we had approximately $88 billion of assets.

Who should purchase a contract?

     We designed the contract primarily for individuals who are about to start receiving their retirement benefits. The contracts may be purchased with distributions from plans and trusts that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"), such as:

 .  pension or profit-sharing plans qualified under section 401(a) of the Code;

 . annuity purchase plans adopted under Section 403(b) of the Code by public school systems and certain other tax-exempt organizations;

 . traditional individual retirement account plans or traditional individual retirement annuity plans (together, "IRAs" or "traditional IRAs") satisfying the requirements of Section 408 of the Code;

 .  SIMPLE IRA plans adopted under Section 408(p) of the Code; and

 . Simplified Employee Pension plans ("SEPs") adopted under Section 408(k) of the Code.

     When a contract is issued with distributions from a tax-qualified plan it becomes subject to special tax law requirements. Also, in some cases, certain requirements under "ERISA" (the Employee Retirement Income Security Act of 1974) may apply. Requirements from any of these sources may, in effect, take precedence over (and in that sense modify) the rights and privileges that an owner otherwise would have under a contract. (Some such requirements may also apply to certain retirement plans that are not tax-qualified.)

     We may include certain requirements from the above sources in endorsements or riders to the affected contracts. In other cases, we do not. In no event, however, do we undertake to assure a contract's compliance with all plan, tax law, and ERISA requirements applicable to your retirement plan. Therefore, if you use or plan to use a contract in connection with such a plan, you must consult with competent legal and tax advisers to ensure that you know of (and comply with) all such requirements that apply in your circumstances.

     The contract may be also be purchased with amounts from other sources, including distributions from plans and trusts that do not qualify for special tax treatment under the Code. We provide general federal income tax information for contracts not purchased with distributions from a tax qualified retirement plan beginning on page 19.

     The annuity purchase rates under this contract are on a gender distinct basis.

How we support the investment options

     We hold the fund shares that support our investment options in John Hancock Variable Annuity Account U (the "Account"), a separate account established by John Hancock under Massachusetts law. The Account is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act").

     The Account's assets, including the Series Fund's shares, belong to John Hancock. Each contract provides that amounts we hold in the Account pursuant to the contracts cannot be reached by any other persons who may have claims against us.

     All of John Hancock's general assets also support John Hancock's obligations under the contracts, as well as all of its other obligations and liabilities. These general assets consist of all John Hancock's assets that are not held in the Account (or in another separate account) under variable annuity or variable life insurance contracts that give their owners a preferred claim on those assets.

Investment option valuation procedures

     We compute the net investment return and annuity unit values for each investment option as of the end of each business day. A business day is any day on which the New York Stock Exchange is open for regular trading. Each business day ends at the close of regular trading for the day on that exchange. Usually this is 4:00 p.m., Eastern time. On any date other than a business day, the accumulation unit value or annuity unit value will be the same as the value at the close of the next following business day.

Assignment, change of ownership or beneficiaries

     The contracts cannot be sold, assigned, discounted, or pledged as collateral. You cannot change the owner of the contract during your lifetime.

     Upon your death:

 . under the Life Income with 5, 10, or 20 Years Guaranteed annuity payment option, the beneficiary becomes the owner for the remainder of the selected guaranteed period, and

 .  under the Contingent Annuitant with continuance of 50%, 66 2/3%, 75%, or
   100%, the Contingent Annuitant, if then living, becomes the owner for the remainder of his or her lifetime.

   If you have selected the Life Income with 5, 10, or 20 Years Guaranteed annuity payment option, you may change the beneficiary by written notice. Changes of beneficiary will take effect when we receive them, whether or not you are then alive. However, these changes are subject to certain other conditions.

Tax Information

Our income taxes

   We are taxed as a life insurance company under the Internal Revenue Code (the "Code"). The Account is taxed as part of our operations and is not taxed separately.

   The contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the contracts or the Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

Contracts purchased with distributions from a tax qualified plan

     Eligible rollover distributions

   If your contract is purchased with an "eligible rollover distribution" from a tax qualified retirement plan, it will be issued to qualify as a traditional individual retirement annuity plan.

   Generally, an eligible rollover distribution is any distribution to an employee of all or a portion of the balance to the credit of the employee in a qualified retirement plan. An eligible rollover distribution does not include a distribution which is part of a series of substantially equal periodic payments, a required distribution or a hardship distribution. Under current tax rules, an eligible rollover distribution may not include any amounts derived from a non-
                                   ---
tax deductible employee contribution.

   For purposes of the rollover rules, an eligible retirement plan includes pension or profit-sharing plans qualified under section 401(a) of the Code; annuity purchase plans adopted under Section 403(b) of the Code by public school systems and certain other tax-exempt organizations; traditional IRAs; SIMPLE IRA plans adopted under Section 408(p) of the Code; and SEPS. An amount may be rolled over from (1) a traditional IRA to another traditional IRA; (2) any tax qualified plan to a traditional IRA; and (3) a section 403(b) tax-sheltered annuity to a traditional IRA or to another tax-sheltered 403(b) annuity.

   The tax laws require an eligible rollover distribution that is received by an employee to be "rolled over" to a successor tax qualified retirement plan within 60 days. If it is not rolled over within this time period, the plan participant may be subject to immediate taxation on the entire distribution.

     Withholding on rollover distributions

   The tax law requires tax qualified retirement plans to withhold 20% from an eligible rollover distribution paid to a plan participant that is "rolled over" to another tax qualified retirement plan within 60 days. Your retirement plan does not have to make the withholding, however, if you request your plan administrator to pay your rollover distribution directly to a successor tax qualified retirement plan. Otherwise, the 20% mandatory withholding will reduce the amount you can rollover to the new plan, unless you add funds to the rollover from other sources. Consult a qualified tax adviser before taking such a distribution.

We have no responsibility for determining whether a particular retirement plan or a particular distribution qualifies, respectively, as a "qualified retirement plan" or as an "eligible rollover distribution" for purposes of applying the rollover rules.

     Annuity payments from traditional IRAs

   Annuity payments from contracts issued as traditional IRAs are generally subject to income tax in the year received at ordinary income tax rates. The contracts are not designed to qualify as "Roth IRAs," which are subject to different tax rules.

     Other annuity payments

   If your contract is purchased with a distribution from a tax qualified retirement plan that does not qualify as an "eligible rollover distribution," your annuity payments will generally be taxed as if the contract was not purchased with a distribution from a tax qualified plan. We provide general information on such contracts in the next section.

Contracts not purchased with distributions from a tax qualified plan

     If your contract is purchased with amounts from a non-tax qualified deferred compensation plan, or with amounts that are not part of an eligible rollover distribution from an eligible retirement plan, we generally will not issue the contract to qualify as an IRA. We require your employer to be responsible for any tax withholding and reporting on the purchase transaction.

      Undistributed gains

     We believe the contracts will be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in the investment options until we actually make an annuity payment.

      Annuity payments

     Each annuity payment will result in taxable ordinary income to the payee, to the extent that each such payment exceeds an allocable portion of your "investment in the contract" (as defined in the Code). In general, your "investment in the contract" equals the premium paid reduced by any amounts previously distributed from the contract that were not subject to tax.

     The Code prescribes the allocable portion of each such annuity payment to be excluded from income according to a formula. The formula seeks to allocate an appropriate amount of the investment in the contract to each payment. After the entire "investment in the contract" has been distributed, any remaining payment is fully taxable.

      Diversification requirements

     Each of the funds of the Series Fund intends to qualify as a regulated investment company under Subchapter M of the Code and meet the investment diversification tests of Section 817(h) of the Code and the underlying regulations. Failure to do so could result in current taxation to you on gains in your contract for the year in which such failure occurred and thereafter.

     The Treasury Department or the Internal Revenue Service may, at some future time, issue a ruling or regulation presenting situations in which it will deem contract owners to exercise "investor control" over the Fund shares that are attributable to their contracts. The Treasury Department has said informally that this could limit the number or frequency of transfers among Investment options. This could cause you to be taxed as if you were the direct owner of your allocable portion of fund shares. We reserve the right to amend the contracts or the choice of investment options to avoid, if possible, current taxation to the owners.

See your own tax adviser

     The above description of Federal income tax consequences under the contracts is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing tax-qualified plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information, you should consult a qualified tax adviser.

 Performance information

     We may advertise performance information about hypothetical annuity payments for some or all of the investment options. We refer to this information as "Account level" performance. In our Account level advertisements, we usually calculate performance information for 1, 5, and 10 year periods or since the date the applicable fund (or its predecessor) was first used in the Account as an investment option.

     Performance information at the Account level may include the percentage change between

 . the value of a hypothetical variable annuity payment for an investment option at the beginning of the relevant period, and

 . the value of a hypothetical variable annuity payment for an investment option at the end of the relevant period.

Both calculations are based on the same premium, annuity payment option, frequency of payment and age and sex of the annuitant (and Contingent Annuitant, if applicable) on the contract's date of issue.

     At the Account level, performance information reflects adjustments for the mortality and expense risk charges. The performance information does not, however, reflect any premium tax charges.

     Performance information at the Account level will be lower than that total return at the Series Fund level where comparable charges are not deducted. See more regarding the John Hancock Variable Series Trust I (the "Series Fund") on page 2.

     We may also advertise illustrative periodic annuity payments that would have resulted under a hypothetical contract described in this prospectus. These illustrations assume that the contracts were offered at the commencement of the period shown, and the values and annuity payments had been based exclusively upon the investment experience of the specified investment option, assuming investment by each investment option in the corresponding fund of the Series Fund and its predecessors during the periods shown.

 Reports

     At least annually, we will send you a report giving you the financial statements of the Series Fund. In addition, each time we make an annuity payment we will provide you with information on the number and value of the annuity units in each investment option used for that payment.

 Voting privileges

     At meetings of the Series Fund's shareholders, we will generally vote all of the shares of each fund that we hold in the Account in accordance with instructions we receive from the owners of contracts that participate in the corresponding investment option.

 Certain changes

Changes to the Account

     We reserve the right, subject to applicable law, including any required shareholder approval,

 . to transfer assets that we determine to be your assets from the Account to another separate account or investment option by withdrawing the same percentage of each investment in the Account with proper adjustments to avoid odd lots and fractions,

 .  to add or delete variable investment options, funds, or other series funds,

 .  to change the underlying investment vehicles,

 .  to operate the Account in any form permitted by law, and

 . to terminate the Account's registration under the 1940 Act, if such registration should no longer be legally required.

     Unless otherwise required under applicable laws and regulations, notice to or approval of owners will not be necessary for us to make such changes.

Variations in charges or rates for eligible classes

     We may allow a reduction in or the elimination of any contract charges. The affected contracts would involve sales to groups or classes of individuals under special circumstances that we expect to result in a reduction in our expenses associated with the sale or maintenance of the contracts, or that we expect to result in mortality or other risks that are different from those normally associated with the contracts.

     The entitlement to such variation in charges or rates will be determined by us based upon such factors as the following:

 .  the size of the initial premium payment,

 .  the size of the group or class,

 . the total amount of premium payments expected to be received from the group or class and the manner in which the premium payments are remitted,

 . the nature of the group or class for which the contracts are being purchased and the persistency expected from that group or class as well as the mortality or morbidity risks associated with that group or class;

 . the purpose for which the contracts are being purchased and whether that purpose makes it likely that the costs and expenses will be reduced, or

 . the level of commissions paid to selling broker-dealers or certain financial institutions with respect to contracts within the same group or class.

     We will make any reduction in charges or increase in initial guarantee rates according to our rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time. Any variation in charges or rates will reflect differences in costs and services, will apply uniformly to all prospective contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any owner. Any variation in charges or fees will reflect differences in costs and services, will apply uniformly to all prospective contract purchasers in the group or class, and will not be unfairly discriminatory to the interests of any owner.

 Distribution of contracts

     Signator Investors, Inc. ("Signator"), formerly John Hancock Distributors, Inc., acts as principal distributor of the contracts sold through this prospectus. Signator is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Its address is John Hancock Place, Boston, Massachusetts 02117. Signator is a subsidiary of John Hancock.

     You can purchase this contract only through Signator's registered representatives or through representatives who are designated by John Hancock Life Insurance Company to sell this contract and who are authorized by applicable law to sell variable annuity products. We do not expect commissions or other direct compensation be paid to Signator sales representatives for the sale of this contract. We offer these contracts on a continuous basis, but neither John Hancock or Signator is obligated to sell any particular amount of contracts.

 Experts

     Ernst & Young LLP, independent auditors, have audited the financial statements of John Hancock Life Insurance Company and the Account that appear in the Statement of Additional Information, which also is a part of the registration statement that contains this prospectus. Those financial statements are included in the registration statement in reliance upon Ernst & Young's reports given upon the firm's authority as experts in accounting and auditing.

 Registration statement

     This prospectus omits certain information contained in the registration statement that we filed with the SEC. You can get more details from the SEC upon payment of prescribed fees or through the SEC's internet web site (www.sec.gov).

     Among other things, the registration statement contains a "Statement of Additional Information" that we will send you without charge upon request. The Table of Contents of the Statement of Additional Information lists the following subjects that it covers:

                                                                     page of SAI

Distribution.................................................................  2

Calculation of Performance Data..............................................  2

Other Performance Information................................................  3

Calculation of Annuity Payments..............................................  4

Purchases and Redemptions of Fund Shares.....................................  8

The Account..................................................................  8

Delay of Certain Payments....................................................  9

Liability for Telephone Transfers............................................  9

Voting Privileges............................................................  9

Financial Statements......................................................... 11

                APPENDIX - ILLUSTRATIVE ANNUITY PAYMENT TABLES

     The following tables present illustrative periodic annuity payments that would have resulted under a contract described in this prospectus. The tables assume that the contracts were offered at the beginning of the first year shown, and the values and annuity payments had been based exclusively upon the investment experience of the specified investment option, assuming investment by each investment option in the corresponding fund of the Series Fund and its predecessors during the periods shown. We have not illustrated the other investment options because of the limited time that they have been available. The contracts described in this prospectus were first offered on the date of this prospectus.

     For the year ended December 31, 1986, we have calculated the values based upon the actual investment results of the three corresponding variable life insurance managed separate accounts which were the predecessors to the Growth & Income, Active Bond, and Money Market funds, as if the fund had been in existence prior to March 28, 1986, the date of its reorganization.

     In the tables, we assume

          . your first annuity payment from an investment option, for January of the first year shown for that investment option, was $100,

          . charges have been assessed at annual rate of 0.85% for mortality and expense risks and administrative services, and

          . actual investment management fees and other fund expenses for the periods illustrated have also been assessed.

Absent expense reimbursements by John Hancock to certain of the funds for some periods, the values illustrated would have been lower.

 What the tables illustrate

     Subject to the foregoing, each table indicates, at annual intervals, illustrative monthly variable annuity payments we would make under a contract for each investment option to an annuitant or other payee, assuming that an initial annuity payment of $100 was made in January of the first year indicated for the investment option. The form of annuity illustrated is a life annuity with payments guaranteed for 10 years. Because payments under this form are guaranteed for 10 years, it is assumed that the annuitant is living at the end of the 10 year period, and for each year shown after that. The table shows illustrative periodic annuity payments for an assumed interest rate ("AIR") of 3.5%, as well as an AIR of 5.0%. The 5.0% AIR is not available in all states.

     The tables do not show the amount of premium that an investor would need to pay to purchase the variable annuity payments shown. This will vary by a number of factors, such as the form of annuity, the age and sex of the annuitant(s), the value of an annuity unit on the date a contract is issued and the AIR you elect. If you elect an AIR of 5.0%, your initial annuity payment will be higher for the same amount of premium than if you elect an AIR of 3.5%, but subsequent payments eventually may be lower. See the section entitled "Annuity Purchase Rates" in the Basic Information section of this prospectus for additional information.

     The results shown should not be considered a representation of the future. A program of the type illustrated in the tables does not assure a profit or protect against depreciation in declining markets.

     You should contact your John Hancock representative, or the John Hancock Annuity Servicing Office, for information about the assumed interest rates that are available for you to select.

                                GROWTH & INCOME

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%    AIR of 5.0%
-----                                                -----------   ------------
December 1986......................................   $   99.67     $  98.58
December 1987......................................       98.82        96.34
December 1988......................................      111.02       106.70
December 1989......................................      133.03       126.06
December 1990......................................      132.47       123.74
December 1991......................................      155.85       143.52
December 1992......................................      167.05       151.63
December 1993......................................      181.17       162.11
December 1994......................................      170.85       150.68
December 1995......................................      218.14       189.70
December 1996......................................      254.48       218.15
December 1997......................................      309.31       261.42
December 1998......................................      385.78       321.46
December 1999......................................      426.60       350.44
December 2000......................................      360.62       291.97

     The amounts shown are based on the investment performance of the Growth & Income fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                               LARGE CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1986.

                                                      Monthly      Monthly
                                                      Payment      Payment
Month                                               AIR of 3.5%   AIR of 5.0%
-----                                               -----------  ------------
December 1986...................................     $  98.14      $  97.06
December 1987...................................       100.50         97.98
December 1988...................................       110.70        106.39
December 1989...................................       136.56        129.41
December 1990...................................       120.62        112.65
December 1991...................................       141.84        130.60
December 1992...................................       154.08        139.84
December 1993...................................       168.83        151.05
December 1994...................................       159.07        140.27
December 1995...................................       199.95        173.86
December 1996...................................       229.65        196.83
December 1997...................................       283.54        239.60
December 1998...................................       379.69        316.37
December 1999...................................       452.47        371.70
December 2000...................................       364.09        294.75

     The amounts shown above are based on the investment performance of the Large Cap Growth fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                             SMALL/MID CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1994.

                                                        Monthly      Monthly
                                                        Payment      Payment
Month                                                 AIR of 3.5%   AIR of 5.0%
-----                                                 -----------   -----------
December 1994.......................................   $  96.43     $  95.61
December 1995.......................................     125.41       122.60
December 1996.......................................     159.12       153.36
December 1997.......................................     156.84       148.99
December 1998.......................................     155.29       145.41
December 1999.......................................     159.85       147.54
December 2000.......................................     171.36       155.93

      The amounts shown are based on the investment performance of the Small/Mid Cap Growth fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                          INTERNATIONAL EQUITY INDEX

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1988.

                                                        Monthly       Monthly
                                                        Payment       Payment
Month                                                 AIR of 3.5%   AIR of 5.0%
-----                                                 -----------   -----------
December 1988.......................................   $ 102.23      $ 101.36
December 1989.......................................     111.93        109.41
December 1990.......................................      97.20         93.64
December 1991.......................................     112.02        106.40
December 1992.......................................     108.00        101.09
December 1993.......................................     136.88        126.33
December 1994.......................................     123.40        112.25
December 1995.......................................     127.67        114.47
December 1996.......................................     133.35        117.84
December 1997.......................................     121.60        105.91
December 1998.......................................     140.11        120.31
December 1999.......................................     176.52        149.45
December 2000.......................................     138.87        115.86

     The amounts shown above are based on the investment performance of the International Equity Index fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables

                              REAL ESTATE EQUITY

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity payment of $100 in January, 1988.

                                                     Monthly      Monthly
                                                     Payment      Payment
Month                                              AIR of 3.5%   AIR of 5.0%
-----                                              -----------   -----------
December 1988...................................    $ 101.82       $ 100.96
December 1989...................................      104.35         102.00
December 1990...................................       76.98          74.14
December 1991...................................       96.25          91.40
December 1992...................................      107.48         100.61
December 1993...................................      121.72         112.32
December 1994...................................      119.65         108.83
December 1995...................................      130.09         116.64
December 1996...................................      165.42         146.23
December 1997...................................      187.80         163.67
December 1998...................................      147.58         126.74
December 1999...................................      140.18         118.65
December 2000...................................      182.81         152.57

  The amounts shown above are based on the investment performance of the Real Estate Equity fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                                     MANAGED

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                     Monthly       Monthly
                                                     Payment       Payment
Month                                              AIR of 3.5%   AIR of 5.0%
-----                                              -----------   -----------
December 1986...................................    $ 103.40       $ 102.27
December 1987...................................      106.94         104.27
December 1988...................................      114.49         110.05
December 1989...................................      130.57         123.73
December 1990...................................      121.07         113.08
December 1991...................................      139.59         128.54
December 1992...................................      146.81         133.25
December 1993...................................      157.68         141.08
December 1994...................................      146.97         129.61
December 1995...................................      178.31         155.04
December 1996...................................      191.67         164.26
December 1997...................................      215.18         181.80
December 1998...................................      248.78         207.22
December 1999...................................      259.95         213.44
December 2000...................................      250.78         202.96

     The amounts shown above are based on the investment performance of the Managed fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                                SHORT-TERM BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1994

                                                        Monthly       Monthly
                                                        Payment       Payment
Month                                                 AIR of 3.5%   AIR of 5.0%
-----                                                 -----------   -----------
December 1994.......................................   $  97.88      $  97.05
December 1995.......................................     104.41        102.05
December 1996.......................................     104.03        100.21
December 1997.......................................     105.63        100.30
December 1998.......................................     107.20        100.34
December 1999.......................................     105.84         97.65
December 2000.......................................     109.32         99.43

     The amounts shown above are based on the investment performance of the Short-Term Bond fund. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding the tables.

                                   ACTIVE BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January 1986:

                                                        Monthly       Monthly
                                                        Payment       Payment
Month                                                 AIR of 3.5%   AIR of 5.0%
-----                                                 -----------   -----------
December 1986.......................................   $ 103.10       $ 101.99
December 1987.......................................     100.96          98.43
December 1988.......................................     104.43         100.37
December 1989.......................................     112.13         106.24
December 1990.......................................     114.99         107.40
December 1991.......................................     127.58         117.47
December 1992.......................................     131.68         119.50
December 1993.......................................     139.96         125.21
December 1994.......................................     129.85         114.50
December 1995.......................................     147.54         128.26
December 1996.......................................     147.65         126.50
December 1997.......................................     154.12         130.17
December 1998.......................................     159.60         132.87
December 1999.......................................     151.31         124.16
December 2000.......................................     159.15         128.74

     The amounts shown above are based on the investment performance of the Active Bond fund and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                 MONEY MARKET

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                        Monthly       Monthly
                                                        Payment       Payment
Month                                                 AIR of 3.5%   AIR of 5.0%
-----                                                 -----------   -----------
December 1986.......................................   $ 101.37       $ 100.27
December 1987.......................................     103.62         101.04
December 1988.......................................     106.80         102.65
December 1989.......................................     111.86         105.98
December 1990.......................................     116.05         108.39
December 1991.......................................     117.87         108.52
December 1992.......................................     117.05         106.21
December 1993.......................................     115.57         103.37
December 1994.......................................     115.23         101.59
December 1995.......................................     116.79         101.50
December 1996.......................................     117.86         100.95
December 1997.......................................     119.08         100.54
December 1998.......................................     120.30         100.12
December 1999.......................................     121.08          99.33
December 2000.......................................     123.29          99.70

     The amounts shown are based on the investment performance of the Money Market fund and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                                  BOND INDEX

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1998.

                                                        Monthly       Monthly
                                                        Payment       Payment
Month                                                 AIR of 3.5%   AIR of 5.0%
-----                                                 -----------   -----------
December 1998                                          $ 103.60       $ 102.73
December 1999.......................................      96.97          94.77
December 2000.......................................     103.55          99.77

     The amounts shown are based on the investment performance of the Bond Index fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                            EMERGING MARKETS EQUITY

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1998.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1998......................................    $ 80.99       $ 80.27
December 1999......................................     139.50        136.38
December 2000......................................      80.69         77.70


     The amounts shown are based on the investment performance of the Emerging Markets Equity fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                                 EQUITY INDEX

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1996.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $110.45       $109.54
December 1997......................................     138.37        135.29
December 1998......................................     170.79        164.64
December 1999......................................     197.18        187.40
December 2000......................................     173.96        162.95


     The amounts shown are based on the investment performance of the Equity Index fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                 GLOBAL BALANCED

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1996.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $104.11       $103.24
December 1997......................................     102.96        100.64
December 1998......................................     115.50        111.30
December 1999......................................     116.57        110.72
December 2000......................................     101.44         94.96


     The amounts shown are based on the investment performance of the Global Balanced fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                                  GLOBAL BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1996.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $104.25       $103.38
December 1997......................................     108.43        105.99
December 1998......................................     113.55        109.41
December 1999......................................     106.52        101.16
December 2000......................................     113.13        105.92


     The amounts shown are based on the investment performance of the Global Bond fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                HIGH YIELD BOND

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1998.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1998......................................    $ 94.76       $ 93.94
December 1999......................................      95.47         93.30
December 2000......................................      81.33         78.33


     The amounts shown are based on the investment performance of the High Yield Bond fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                          INTERNATIONAL OPPORTUNITIES

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $103.69       $102.82
December 1997......................................     102.36        100.05
December 1998......................................     112.74        108.63
December 1999......................................     145.02        137.77
December 2000......................................     115.34        107.99


     The amounts shown are based on the investment performance of the International Opportunities fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                LARGE CAP VALUE

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $109.96       $109.05
December 1997......................................     133.64        130.67
December 1998......................................     139.69        134.63
December 1999......................................     137.78        130.89
December 2000......................................     151.66        142.04


     The amounts shown are based on the investment performance of the Large Cap Value fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                              LARGE/MID CAP VALUE

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1999.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1999......................................    $102.80       $102.30
December 2000......................................     113.71        111.57


     The amounts shown are based on the investment performance of the Large/Mid Cap Value fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                                MID CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $ 96.94       $ 96.12
December 1997......................................     108.68        106.24
December 1998......................................     140.61        135.52
December 1999......................................     303.32        288.41
December 2000......................................     192.11        179.95


     The amounts shown are based on the investment performance of the Mid Cap Growth fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                               SMALL CAP EQUITY

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $104.68       $103.81
December 1997......................................     125.77        122.96
December 1998......................................     111.49        107.42
December 1999......................................     104.31         99.06
December 2000......................................      93.46         87.48


     The amounts shown are based on the investment performance of the Small Cap Equity fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                               SMALL CAP GROWTH

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1996......................................    $ 90.85       $ 90.07
December 1997......................................      98.27         96.04
December 1998......................................     107.58        103.64
December 1999......................................     176.24        167.46
December 2000......................................     138.87        130.02


     The amounts shown are based on the investment performance of the Small Cap Growth fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.


                              SMALL/MID CAP CORE

Table of Illustrative Monthly Variable Annuity Payments an Annuitant Would Have Received Assuming a First Annuity Payment of $100 in January, 1986.

                                                       Monthly       Monthly
                                                       Payment       Payment
Month                                                AIR of 3.5%   AIR of 5.0%
-----                                                -----------   -----------
December 1998......................................    $ 89.72       $ 88.94
December 1999......................................     105.13        102.75
December 2000......................................     108.56        104.60


     The amounts shown are based on the investment performance of the Small/Mid Cap Core fund, and its predecessors. All amounts reflect the provisions of the contracts described in this prospectus. The amounts shown do not reflect the deduction for any applicable premium tax. See text preceding these tables.

                      Statement Of Additional Information

                                December 27, 2001

                     SIGNATURE IMMEDIATE VARIABLE ANNUITY I

                       immediate variable annuity contracts
                                    funded in

                      John Hancock Life Insurance Company
                     JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U
                               _________________


     This statement of additional information ("SAI"), dated December 27, 2001 is not a prospectus. It is intended that this SAI be read in conjunction with the prospectus of John Hancock Variable Annuity Account U (the "Account") dated December 27, 2001, for the contracts being offered. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus, unless the context requires otherwise. A copy of the prospectus may be obtained from the John Hancock Annuity Servicing Office, Annuities Division T-24, 200 Clarendon Street, Boston, MA 02117, telephone number 1-800-624-5155.


                               TABLE OF CONTENTS
                               _________________



                                                              Page
                                                              ----
              Distribution...................................   2
              Calculation of Performance Data................   2
              Other Performance Information..................   2
              Calculation of Annuity Payments................   3
              Purchases and Redemptions of Fund Shares.......   7
              The Account....................................   7
              Delay of Certain Payment.......................   8
              Liability for Telephone Transfers..............   8
              Voting Privileges..............................   8
              Financial Statements...........................  10

 DISTRIBUTION

     The distribution of the contracts through Signator Investors, Inc. ("Signator") is continuous. Pursuant to a marketing and distribution agreement between John Hancock and Signator, the amounts we paid under that agreement for marketing and distributing our variable contracts were as follows:

                          Year     Amount Paid To Signator
                          ----     -----------------------
                          2000           $29,888,062
                          1999           $16,109,205
                          1998           $20,106,869

     No amounts were paid to Signator for marketing and distributing Signature Immediate Variable Annuity I contracts during the period shown above because the contracts were not then available.

 CALCULATION OF PERFORMANCE DATA

     The Account may, from time to time, include in advertisements, sales literature and reports to owners or prospective investors information relating to the performance of its investment options. The performance information that may be presented is not an estimate or a guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular owner. Set out below is a description of the methods used in calculating the performance information for the variable investment options held in the Account.

Money Market Variable Investment Options

     We may calculate current yield and effective yield figures for the money market variable investment options held in the Account. The current yield of a money market option for a seven-day period ("base period") will be computed by determining the "net change in value" (calculated as set forth below) for a hypothetical owner having an account balance of one unit in a money market variable investment option at the beginning of the period, dividing the net change in value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7, with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of the hypothetical owner account will include net investment income of that account (accrued daily dividends as declared by the applicable money market fund, less daily expenses of the Account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on that underlying money market fund's shares. The mortality and expense risk charges, administration charge and contract fee are reflected, but the withdrawal charge and any charge for premium taxes and optional benefits are not.

     The effective yield reflects the effects of compounding and represents an annualization of the current return. The formula for effective yield, as prescribed by the SEC, is:

          Effective yield    = (Base period return + 1)/(365/7)/ - 1


Other Variable Investment Options

       "Standardized" Total Return

     Average annual total return is the annual compounded rate of return for a variable investment option that would have produced the ending redeemable value over the stated period if the performance remained constant throughout. The calculation assumes a single $1,000 allocation is made into the variable investment option at the beginning of the period and full redemption is made at the end of the period. It reflects adjustments for all Series Fund-level and Account -level charges, except any premium tax charge.

     We calculate the average annual total return for each variable investment option, other than the money market variable investment options, according to the following "Standard" formula prescribed by the SEC:

                        P x ( 1 + T )/n/ = ERV

   where                P = a hypothetical initial premium payment of $1,000
                        T = average annual total return
                        n =  number of years
                        ERV = ending redeemable value of a hypothetical
                        $1,000 allocation, made at the beginning of such period (or fractional portion thereof)


       Yield

     We may calculate current yield for each variable investment option, other than the money market variable investment options, according to the following formula prescribed by the SEC: LOGO where: a = net investment income earned during the period by the fund whose shares are owned by the variable investment option b = expenses accrued for the period (net of any reimbursements) c = the average daily number of accumulation units outstanding during the period d = the offering price per accumulation unit on the last day of the period


     According to this formula, yield is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for mortality and expense risk charge, administration charge and annual contract fee) by the accumulation unit value on the last day of the period and annualizing the resulting figure. The calculation is based on specified 30 day-periods identified in the advertisement. Neither the withdrawal charge nor any charges for premium taxes or optional rider benefits are reflected in the calculation.

OTHER PERFORMANCE INFORMATION

     We describe the methods used in calculating performance under the Contracts for the investment options in the "Calculation of Annuity Payments section, below. The performance information shown in these advertisements and sales literature will include periods before the contracts were first made available in 2001. In such cases, we calculate contract performance based on the actual investment performance of the underlying fund (or its predecessor), and the "assumed interest rate" factor(s) and Account-level charges of a hypothetical contract.

     You can compare performance information at the Account level to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, Inc., an independent service that monitors and ranks the performance of investment companies, or tracked by other rating services, companies, publications, or persons who independently monitor and rank investment company performance. Such performance figures are calculated in accordance with standardized methods established by each reporting service.

     These services do not generally include information about the impact of an "assumed interest rate" factor on the amount of each variable annuity payment. The amount of a variable annuity payment increases only if performance exceeds the chosen assumed interest rate. The amount of a variable annuity payment may also decrease if actual performance does not achieve the chosen assumed interest rate.

CALCULATION OF ANNUITY PAYMENTS

Determination of initial annuity units

We use four steps to compute the initial number of annuity units for your annuity contract:

STEP ONE: We determine the amount of premium that we will apply to each investment option based on the investment allocation elected by you on the application for your contract. We call this the "allocated premium" for an investment option. We make this determination as of the date of issue of your contract, which will be the later of (a) the date of approval by John Hancock of the application for the contract and (b) the date of receipt of your premium payment at the John Hancock Annuity Servicing Office.

STEP TWO:  For each elected investment option, we then divide:

                  -------------------------------------
                         the allocated premium (minus
                            any premium tax charge)

                                      by

                                    $1,000
                     -------------------------------------


STEP THREE:  We multiply the result from STEP TWO by:

                     -------------------------------------
                        the applicable annuity purchase
                      rate set forth in the contract and
                                  reflecting

                    . the age and, possibly,
                      sex of the payee and

                    . the assumed interest
                      rate (discussed below)
                     -------------------------------------


  The amount computed is the "tentative initial monthly variable annuity payment" for an investment option. The amount of the tentative initial monthly payment for an investment option is based on the assumption that the actual net investment rate used in calculating the "net investment factor" (described below) for that investment option will be equal on an annual basis to the assumed interest rate. We would pay you this amount, plus the "tentative initial monthly variable annuity payment" for each of your other elected investment options, if the first "pricing date" (this term is described in the prospectus) for your initial annuity payment coincides with the date of issue of your contract. The actual amount of your first annuity payment is likely to be different than the "tentative initial monthly variable annuity payment."
  This is because of changes in the value of an annuity unit from the contract's date of issue to the contract's initial "pricing date."

STEP FOUR: We calculate the number of annuity units that we will use to determine your variable annuity payments for each elected investment option by dividing:

                     -------------------------------------
                         the amount of the "tentative
                       initial monthly variable annuity
                         payment" for that investment
                                    option

                                      by

                        the annuity unit value of that
                         investment option as of your
                           contract's date of issue
                     -------------------------------------


       Hypothetical example of initial annuity unit calculation

 Assume that:

 . you are a male age 65

 . you purchase a contract for monthly annuity payments under the life income/no refund annuity option based on a 3.5% assumed interest rate,

 . you chose an initial allocation of 60% to an equity index fund and 40% to a global balanced fund,

 . you pay a premium of $100,000 for your contract and you live in a state where no premium taxes are due,

 . the applicable annuity purchase rate is $5.84 per $1000 of premium (purchase rates will differ based on age, sex, assumed interest rate, annuity option elected and the selected frequency of annuity payments),

 . on the effective date of your contract, the unit value for the elected equity index investment option is $12.00 and the unit value for the elected global balanced investment option is $10.00.

     Under STEP ONE, the allocated premium for the equity index investment option is $60,000 (60% of $100,000) and the allocated premium for the global balanced investment option is $40,000 (40% of $100,000).

     Under STEP TWO, we calculate 60 units of $1,000 each for the equity index investment option ($60,000/ $1,000) and 40 units of $1,000 each for the global balanced investment option ($40,000/$1,000).

     Under STEP THREE, we calculate a tentative initial monthly variable annuity payment for the equity index investment option of $350.40 (60 x $5.84) and a tentative initial monthly variable annuity payment for the global balanced investment option of $233.60 (40 x $5.84).

     Under STEP FOUR, we determine that your monthly annuity payment will be composed of 29.20 annuity units of the equity index investment option ($350.40/$12.00) and 23.36 annuity units of the global balanced investment option ($233.60/$10.00).

       Mortality table

     We use the Annuity 2000 Basic (unloaded) Table for males and females, with full generational mortality improvement projection factors as found in Annuity Improvement Scale G, as a basis for calculating annuity purchase rates. The rates we calculate differ by gender, which results in a lower annuity payment (5% to 15%) from a female's viewpoint than would otherwise be the case.


     In the next section, we discuss how the number of annuity units changes upon a transfer of investment options. We discuss how the value of an annuity unit changes in the section entitled "Calculation of annuity unit values."

Determination of Annuity Units Upon Change of Investment Options

     As stated on page 13 in the prospectus, and subject to the conditions described in the prospectus, you may change your investment options up to 4 times a year. If you do, we will redetermine the number of annuity units that we will use to calculate the amount of each variable annuity payment following the transfer.

     Here is how we redetermine the number of units:

TRANSFER STEP ONE: We calculate how many annuity units you request to transfer FROM each of your existing investment options. We base our calculation on the then current number of annuity units for each affected investment option that we use to determine a single annuity payment.

TRANSFER STEP TWO: We calculate the current value of the annuity units for each existing investment option that you request to transfer. Under our current procedures, we generally base this calculation on the applicable annuity unit value as of the close of business on the business day following our receipt of your request, in proper form, at the John Hancock Annuity Servicing Office.

TRANSFER STEP THREE: We allocate the amounts determined under TRANSFER STEP TWO TO each of the new (or existing) investment options that you specify in your transfer request.

TRANSFER STEP FOUR: We divide each allocated amount determined under TRANSFER STEP THREE by the current annuity unit value of the applicable new (or existing) investment option that you specify in your transfer request. Under our current procedures, we generally base this calculation on the applicable annuity unit value as of the close of business on the business day following our receipt of your request, in proper form, at the John Hancock Annuity Servicing Office.

       Hypothetical example of redetermination of annuity units

Assume that:

 . your annuity contract is currently in force, and you receive monthly variable annuity payments that are each based on 29.20 annuity units of the equity index investment option and 23.36 annuity units of the global balanced investment option,

 . you request to transfer 100% of the equity index investment option to a small cap value investment option, and 50% of the global balanced investment option to a large cap growth investment option, and

 . we receive your request on a Monday and the annuity unit values for the applicable investment options as of the close of business on the next business day (Tuesday) are: $10.00 for the equity index investment option, $12.00 for the global balanced investment option, $15.00 for the small cap value investment option, and $20.00 for the large cap value investment option.

     Under TRANSFER STEP ONE, you would transfer 29.20 annuity units of the equity index investment option (100%of 29.20) and 16.68 annuity units of the global balanced investment option (50% of 23.36).

     Under TRANSFER STEP TWO, we calculate a transfer of $292 from the equity index investment option (29.20 x $10.00) and $200.16 from the global balanced investment option (16.68 x $12.00). The $292 would be allocated under TRANSFER STEP THREE to the small cap value investment option and the $200.16 would be allocated to the large cap growth investment option.

     Under TRANSFER STEP FOUR, we will base your next annuity payment and each payment thereafter (unless you make another transfer) on 19.4667 annuity units of the small cap value investment option ($292/$15.00), 10.008 annuity units of the large cap growth investment option ($200.16/$20.00) and the remaining 16.68 annuity units of the global balanced investment option.

The actual amount of the annuity payment made to you after a transfer is likely to be different from the amount calculated under TRANSFER STEP TWO. This is due to daily changes in the value of annuity unit from the transfer date to the contract's next pricing date.

Calculation of annuity unit values

  The value of the an annuity unit varies from day to day, depending on the investment performance of the investment option to which it relates, the deductions made against the investment option, and the applicable assumed interest rate. Thus, annuity payments will vary in amount from payment date to payment date, based on the change in annuity unit value ("AUV") between the corresponding pricing dates.

     Method of calculation

  We calculate annuity unit value separately for each investment option and for each assumed interest rate as of the close of each business day. Here are the steps we follow:

AUV STEP ONE: We determine a "net investment rate" for the investment option for the period beginning at the end of the previous business day to the end of the current business day.

AUV STEP TWO: We determine an "assumed interest rate adjustment factor" for the period from the end of the previous business day to the end of the current business day. If your contact has an assumed interest rate of 3 1/2% per year, the assumed interest rate adjustment factor is the product of .00009426 times the number of calendar days in the period. Similarly, if your contract has an assumed interest rate of 5.0% per year, the assumed interest rate adjustment factor is the product of .00013368 times the number of calendar days in the period.

AUV STEP THREE: We multiply the annuity unit value at the end of the previous business day by the total of:

 . one

 . plus or minus the applicable "net investment rate" determined under AUV STEP
  ONE

 . minus the "assumed interest rate adjustment factor" determined under AUV STEP
  TWO.

       Net investment rate

  For any period, the net investment rate for an investment option equals

 . the percentage total investment return of the corresponding fund for that period, assuming reinvestment of all dividends and other distributions from the fund (we determine the percentage by dividing the change in value of the investment option at the end of the period by the value of the option at the beginning of the period),

 . Minus, for each calendar day in the period, a deduction of 0.002329% (the charges for mortality and expense risks and administrative services) of the value of the investment option at the beginning of the period, and

 . Minus a further adjustment in an appropriate amount if we ever elect to impose a charge for our income taxes.

     Assumed interest rate factor

  The "assumed interest rate adjustment factor" neutralizes the assumed interest rate that we used in determining your initial annuity purchase rates. This means that an annuity payment based on a particular investment option will increase only by the amount that the actual investment rate exceeds the assumed interest rate. If the actual net investment rate for an investment option is greater than the assumed interest rate for the period from one pricing date to another, the annuity payment based on the latter pricing date will be larger in amount than the annuity payment for that investment option based on the former pricing date. On the other hand, if the actual net investment rate for an investment option is less than the assumed interest rate, the latter annuity payment will be smaller in amount than the former.

   Adjustment of units and values

  We reserve the right to change the number and value of the annuity units we use to determine annuity payments, without notice, provided that strict equity is preserved and the change does not otherwise affect the benefits, provisions, or investment return of your contract.

   Hypothetical example illustrating the calculation of annuity unit values

  Assume that:

 . at the end of a business day (Monday), the annuity unit value of an investment option, based on a 3.5% assumed interest rate, is $1.0850000,

 . at the beginning of the next business day (Tuesday), the value of the fund shares we hold for that investment option is $4,000,000,

 . investment income attributable to the fund shares for that Tuesday totaled
  $2000, while capital gains were $3000 and capital losses and fund expenses were $1000, and

 . we are not imposing any tax charge.

  Under AUV STEP ONE, we (or the fund) calculate the change in value of the fund shares we hold ($2000 + $3000 - $1000) and divide it by the value of the fund shares at the end of the previous period ($4,000,000) to determine a percentage total return of the fund shares of 0.001. We next deduct 0.00002329 (the charge for mortality and expense risks and administrative services for a one day period ) from the percentage total return of the fund to determine a "net investment rate" for the investment option of 0.0009767.

  Under AUV STEP TWO, we calculate an "assumed interest rate adjustment factor" for the period from the end of the previous business day to the end of the current business day of .00009426.

  Under AUV STEP THREE, we multiply $1.0850000 (the annuity unit value at the end of Monday) by the sum of (1 + .0009767 - .00009426) to determine a new annuity unit value of $1.0859529.

PURCHASES AND REDEMPTIONS OF FUND SHARES

     John Hancock purchases and redeems fund shares for the Account at their net asset value without any sales or redemption charges. Each available fund issues its own separate series of fund shares. Each such series represents an interest in one of the funds of the Series Fund, which corresponds to one of our investment options. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

     On each business day, the account purchases and redeems shares of each fund for each investment option based on, among other things, the amount of premium payments allocated to that option, dividends reinvested, and transfers to, from and among investment options, all to be effected as of that date. Such purchases and redemptions are effective at the net asset value per Series Fund share for each fund determined on that same date.

THE ACCOUNT

     In addition to the assets attributable to contracts, the Account includes assets derived from charges made by and, possibly, funds contributed by John Hancock to commence operations of the investment option. From time to time these additional amounts may be transferred in cash by us to our general account. Before any such transfer, we will consider any possible adverse impact transfer might have on any investment option. The assets of one investment option are not necessarily legally insulated from liabilities associated with another investment option.

 DELAY OF CERTAIN PAYMENTS

     Ordinarily, we will make an annuity payment within two business days of the corresponding pricing date. However, we reserve the right to defer the determination, processing or payment of any payment to the extent permitted under applicable law:

(1) when the New York Stock Exchange is closed, other than customary weekend and holiday closings;

(2)  when trading on that Exchange is restricted;

(3) when an emergency exists as a result of which (a) disposal of securities in an investment option is not reasonably practicable or (b) it is not reasonably practicable to determine the value of the net assets of an investment option; or

(4) when a governmental body having jurisdiction over the Account by order permits such suspension.

Rules and regulations of the SEC, if any are applicable, will govern as to whether conditions in (2) or (3) exist.

LIABILITY FOR TELEPHONE TRANSFERS

     If you authorize telephone transfers, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or fax instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include

 .    requiring personal identification,

 .    tape recording calls, and

 .    providing written confirmation to the owner.

If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

VOTING PRIVILEGES

  Here's the formula we use to determine the number of fund shares as to which you may give instructions:

                    ---------------------------------------
                           the total value of your
                        accumulation units value in a
                          variable investment option

                                  divided by

                      the net asset value of 1 share of
                            the corresponding fund
                    ---------------------------------------


  At a shareholders' meeting, you may give instructions regarding:

 . the election of a Board of Trustees,

 . the ratification of the selection of independent auditors,

 . the approval of a Series Fund's investment management agreements,

 . and other matters requiring a vote under the 1940 Act.

  The annuitant or other payee will also be entitled to give voting instructions with respect to the fund shares corresponding to any variable investment option under which variable annuity payments are then being made. We determine the number of fund shares for which the payee can give instructions by dividing the actuarially determined present value of the payee's annuity units that correspond to that fund by the net asset value of one share of that fund.

  We will furnish you information and forms so that you may give voting instructions.

  We may own fund shares that we do not hold in any separate account whose participants are entitled to give voting instructions. We will vote such shares in proportion to the instructions we receive from all variable annuity contract and variable life insurance policy owners who give us instructions for that fund's shares (including owners who participate in separate accounts other than the Account).

  We have designed your voting privileges based upon our understanding of the requirements of the federal securities laws. If the applicable laws, regulations, or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
John Hancock Life Insurance Company

     We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules included on pages 124 through 128. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /S/ ERNST & YOUNG LLP
Boston, Massachusetts
March 16, 2001

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                                    December 31,
                                                                                ---------------------
                                                                                   2000       1999
                                                                                ---------   ---------
                                                                                   (in millions)
Assets
Investments--Notes 3 and 4
Fixed maturities:
  Held-to-maturity--at amortized cost
   (fair value: 2000--$11,651.2; 1999--$13,438.7).............................  $11,888.6   $13,790.2
  Available-for-sale--at fair value (cost: 2000--$15,790.3; 1999--$17,150.9)..   16,023.5    16,959.2
Equity securities:
  Available-for-sale--at fair value (cost: 2000--$830.6; 1999--$1,086.2)......    1,094.9     1,230.2
  Trading securities--at fair value (cost: 2000--$193.4; 1999--$53.8).........      231.6        84.1
Mortgage loans on real estate.................................................    8,968.9    10,733.0
Real estate...................................................................      519.0       548.5
Policy loans..................................................................      428.6     1,938.8
Short-term investments........................................................      151.9       166.9
Other invested assets.........................................................    1,353.0     1,311.1
                                                                                ---------   ---------
  Total Investments...........................................................   40,660.0    46,762.0
Cash and cash equivalents.....................................................    2,841.2     1,797.7
Accrued investment income.....................................................      585.9       652.0
Premiums and accounts receivable..............................................      210.8       215.6
Deferred policy acquisition costs.............................................    2,388.5     3,142.7
Reinsurance recoverable--Note 9...............................................    2,829.0     2,246.0
Other assets..................................................................    2,100.6     1,724.8
Closed block assets--Note 6...................................................    9,710.0          --
Separate accounts assets......................................................   26,454.8    28,047.6
                                                                                ---------   ---------
  Total Assets................................................................  $87,780.8   $84,588.4
                                                                                =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                    December 31,
                                                                                  2000        1999
                                                                                ---------   ---------
                                                                                    (in millions)
Liabilities and Shareholder's Equity
Liabilities
Future policy benefits......................................................    $22,996.4   $31,106.2
Policyholders' funds........................................................     15,722.9    15,562.3
Unearned revenue............................................................        671.3       490.2
Unpaid claims and claim expense reserves....................................        253.7       358.9
Dividends payable to policyholders..........................................        130.8       472.8
Short-term debt--Note 7.....................................................        245.3       453.8
Long-term debt--Note 7......................................................        534.0       536.9
Income taxes--Note 5........................................................        428.8       161.8
Other liabilities...........................................................      2,600.7     2,551.2
Closed block liabilities--Note 6............................................     12,035.9          --
Separate accounts liabilities...............................................     26,454.8    28,047.6
                                                                                ---------   ---------
  Total Liabilities.........................................................     82,074.6    79,741.7
Minority interest--Note 8...................................................        290.3        93.5
Commitments and contingencies--Note 11
Shareholder's Equity--Note 12...............................................
Common stock, $10,000 par value; 1,000 shares authorized and outstanding....         10.0          --
Additional paid in capital..................................................      4,998.9          --
Retained earnings...........................................................        330.1     4,782.9
Accumulated other comprehensive income (loss)...............................         76.9       (29.7)
                                                                                ---------   ---------
  Total Shareholder's Equity................................................      5,415.9     4,753.2
                                                                                ---------   ---------
  Total Liabilities and Shareholder's Equity................................    $87,780.8   $84,588.4
                                                                                =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Year Ended December 31,
                                                                                 ------------------------------
                                                                                   2000       1999        1998
                                                                                 ---------  ---------  ----------
                                                                                         (in millions)
Revenues
Premiums.......................................................................  $2,190.4   $2,411.3    $2,109.0
Universal life and investment-type product charges.............................     746.7      703.3       597.0
Net investment income--Note 3..................................................   3,251.0    3,568.5     3,328.0
Net realized investment gains, net of related amortization of deferred policy acquisition costs and amounts credited to participating pension
 contractholders ($6.0, $85.8 and $120.3, respectively)--Notes 1, 3, and 13....      83.9      175.2       106.1
Investment management revenues, commissions and other fees.....................     764.8      680.9       659.7
Other revenue (expense)........................................................     (13.9)       0.1        10.3
Contribution from the closed block--Note 6.....................................     124.1         --          --
                                                                                 --------   --------    --------
  Total revenues...............................................................   7,147.0    7,539.3     6,810.1
Benefits and expenses
Benefits to policyholders, excluding amounts related to net realized investment gains credited to participating pension contractholders
 ($6.9, $35.3, $79.1, respectively)--Notes 1, 3, and 13........................   4,092.5    5,133.0     4,082.6
Other operating costs and expenses.............................................   1,507.7    1,384.4     1,357.8
Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment gains (losses) (($0.9), $50.5 and
 $41.2, respectively)--Notes 1, 3 and 13.......................................     183.8      164.2       261.2
Dividends to policyholders.....................................................     157.3      501.6       473.2
Demutualization expenses.......................................................      10.6       96.2        18.0
                                                                                 --------   --------    --------
  Total benefits and expenses..................................................   5,951.9    7,279.4     6,192.8
                                                                                 --------   --------    --------
Income before income taxes, minority interest and cumulative effect of
 accounting change.............................................................   1,195.1      259.9       617.3
Income taxes--Note 5...........................................................     344.4       97.9       174.1
                                                                                 --------   --------    --------
Income before minority interest and cumulative effect of accounting change.....     850.7      162.0       443.2
Minority interest--Note 8......................................................     (10.6)      (1.6)       (1.1)
                                                                                 --------   --------    --------
Income before cumulative effect of accounting change...........................     840.1      160.4       442.1
Cumulative effect of accounting change, net of tax--Note 1.....................        --       (9.7)         --
                                                                                 --------   --------    --------
Net income.....................................................................  $  840.1   $  150.7    $  442.1
                                                                                 ========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                           AND COMPREHENSIVE INCOME

                                                                                          Accumulated
                                                                  Additional                  Other           Total
                                                          Common   Paid In    Retained    Comprehensive    Shareholder's
                                                          Stock    Capital    Earnings    Income (Loss)       Equity
                                                          ------  ----------  ---------   -------------    -------------
(in millions)
Balance at January 1, 1998...............................                     $4,190.1      $ 446.7         $4,636.8
Comprehensive income:
 Net income..............................................                        442.1                         442.1
Other comprehensive income, net of tax:
 Net unrealized gains (losses)...........................                                    (148.6)          (148.6)
 Foreign currency translation adjustment.................                                      (6.0)            (6.0)
 Minimum pension liability...............................                                      (8.8)            (8.8)
                                                                                                            --------
Comprehensive income.....................................                                                      278.7
                                                                              --------      -------         --------
Balance at December 31, 1998.............................                      4,632.2        283.3          4,915.5
Comprehensive income:
 Net income..............................................                        150.7                         150.7
Other comprehensive income, net of tax:
 Net unrealized gains (losses)...........................                                    (307.0)          (307.0)
 Foreign currency translation adjustment.................                                      16.9             16.9
 Minimum pension liability...............................                                     (22.9)           (22.9)
                                                                                                            --------
Comprehensive income.....................................                                                     (162.3)
                                                                              --------      -------         --------
Balance at December 31, 1999.............................                     $4,782.9      $ (29.7)        $4,753.2
                                                                              ========      =======         ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                 EQUITY AND COMPREHENSIVE INCOME--(CONTINUED)

                                                                                             Accumulated
                                                                    Additional                   Other           Total
                                                            Common    Paid In    Retained    Comprehensive    Shareholder's
                                                             Stock    Capital    Earnings    Income (Loss)       Equity
                                                            ------  ----------  ----------   -------------    -------------
(in millions)
Balance at December 31, 1999............................       --          --   $ 4,782.9      $(29.7)         $4,753.2
Demutualization transaction.............................    $10.0    $4,956.4    (4,826.9)                        139.5
Comprehensive income:
 Net income before demutualization......................                             44.0                          44.0
 Net income after demutualization.......................                            796.1                         796.1
                                                                                ---------                      --------
 Net income for the year................................                            840.1                         840.1
Other comprehensive income, net of tax:
 Net unrealized gains (losses)..........................                                        122.0             122.0
 Foreign currency translation adjustment................                                        (19.1)            (19.1)
 Minimum pension liability..............................                                          8.2               8.2
                                                                                               ------          --------
Comprehensive income....................................                                                          951.2
Capital contributions from parent company...............                 42.5                                      42.5
Dividend paid to parent company.........................                           (466.0)                       (466.0)
Minority interest.......................................                                         (4.5)             (4.5)
                                                            -----    --------   ---------      ------          --------
Balance at December 31, 2000............................    $10.0    $4,998.9   $   330.1      $ 76.9          $5,415.9
                                                            =====    ========   =========      ======          ========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year Ended December 31,
                                                                           ------------------------------------
                                                                             2000         1999          1998
                                                                           ---------   ----------    ----------
                                                                                      (in millions)
Cash flows from operating activities:
 Net income..............................................................  $   840.1   $    150.7    $    442.1
  Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization of discount--fixed maturities.............................     (121.8)       (77.9)        (55.6)
  Realized investment gains, net.........................................      (83.9)      (175.2)       (106.1)
  Change in deferred policy acquisition costs............................     (334.0)      (281.3)       (173.8)
  Depreciation and amortization..........................................       98.6         74.3          90.2
  Net cash flows from trading securities.................................     (147.5)       (16.2)          4.2
  (Increase) decrease in accrued investment income.......................      (70.0)      (116.3)         21.9
  Decrease in premiums and accounts receivable...........................        0.8         11.8         131.3
  Increase in other assets and other liabilities, net....................     (546.4)      (218.7)       (427.4)
  Increase in policy liabilities and accruals, net.......................    1,776.9      2,253.6       1,347.4
  Loss on sale of subsidiaries...........................................         --         21.3            --
  Increase (decrease) in income taxes....................................      434.6         (4.2)         16.6
  Initial cash transferred to the closed block...........................     (158.6)          --            --
  Contribution from the closed block.....................................     (124.1)          --            --
                                                                           ---------   ----------    ----------
Net cash provided by operating activities................................    1,564.7      1,621.9       1,290.8
Cash flows from investing activities:
  Sales of:
  Fixed maturities held-to-maturity......................................         --         28.7           8.5
  Fixed maturities available-for-sale....................................    4,896.8      9,824.0      21,079.2
  Equity securities available-for-sale...................................      742.9        182.7         249.2
  Real estate............................................................       66.4      1,286.3         640.3
  Short-term investments and other invested assets.......................      101.9        764.4         926.3
Maturities, prepayments and scheduled redemptions of:
  Fixed maturities held-to-maturity......................................    1,553.9      1,777.1       2,166.9
  Fixed maturities available-for-sale....................................    1,394.2      1,880.3       2,162.3
  Short-term investments and other invested assets.......................      459.9        311.8          79.4
  Mortgage loans on real estate..........................................    1,429.9      1,509.0       1,849.8
Purchases of:
  Fixed maturities held-to-maturity......................................   (1,860.8)    (2,715.1)     (2,428.5)
  Fixed maturities available-for-sale....................................   (7,553.0)   (12,660.6)    (24,118.7)
  Equity securities available-for-sale...................................     (511.6)      (384.1)       (384.5)
  Real estate............................................................      (46.0)      (197.2)       (152.0)
  Short-term investments and other invested assets.......................     (818.5)      (715.4)     (1,103.0)
  Mortgage loans on real estate issued...................................   (1,605.8)    (2,410.7)     (2,265.3)
 Cash received related to acquisition of business........................      141.3           --            --
  Net cash received (paid) related to sale of subsidiaries...............      267.2       (206.5)           --
  Net cash paid for acquisition of subsidiary............................         --       (200.4)           --
 Other, net..............................................................       22.8         (7.9)        (13.0)
                                                                           ---------   ----------    ----------
 Net cash used in investing activities...................................   (1,318.5)    (1,933.6)     (1,303.1)
                                                                           =========   ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                                                                                 Year Ended December 31,
                                                                           ----------------------------------
                                                                              2000        1999        1998
                                                                           ---------   ---------   ----------
                                                                                     (in millions)
Cash flows from financing activities:
 Issuance of common stock................................................. $    10.0          --           --
 Contribution from Parent.................................................   1,552.0
 Payments to eligible policyholders under
  Plan of Reorganization..................................................  (1,076.7)         --           --
 Dividend paid to parent company..........................................    (466.0)         --           --
 Proceeds from issuance of preferred stock................................        --   $    68.2           --
 Universal life and investment--type contract deposits....................   8,148.3     8,365.9    $ 8,214.8
 Universal life and investment-type contract maturities and withdrawals...  (7,158.8)   (8,144.0)    (7,204.1)
 Issuance of long-term debt...............................................      20.0         6.0         77.0
 Repayment of long-term debt..............................................     (73.2)      (15.5)      (298.1)
 Net (decrease) increase in commercial paper..............................    (158.3)      (30.5)        60.4
                                                                           ---------   ---------    ---------
  Net cash provided by financing activities...............................     797.3       250.1        850.0
                                                                           ---------   ---------    ---------
  Net increase (decrease) in cash and cash equivalents....................   1,043.5       (61.6)       837.7
Cash and cash equivalents at beginning of year............................   1,797.7     1,859.3      1,021.6
                                                                           ---------   ---------    ---------
Cash and cash equivalents at end of year.................................. $ 2,841.2   $ 1,797.7    $ 1,859.3
                                                                           =========   =========    =========

The accompanying notes are an integral part of these consolidated financial statement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

     John Hancock Life Insurance Company (the Company), formerly known as John Hancock Mutual Life Insurance Company (the Mutual Company) and Subsidiaries, is a diversified financial services organization that provides a broad range of insurance and investment products and investment management and advisory services.

  Reorganization and Initial Public Offering

     In connection with the Mutual Company's Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc. (JHFS or the parent company), which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million policy credits as compensation. In addition, the Company established a closed block, to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company.

     In addition, on February 1, 2000, JHFS completed its initial public offering (IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by JHFS and $1,552.0 million was contributed to the Company.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. Less than majority-owned entities in which the Company has at least a 20% interest are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

     As of October 1, 2000, the Company sold 100% of the common stock of John Hancock Reassurance Company Ltd. (JHReCO), a Bermuda based subsidiary, to JHFS for cash of $44.9 million. The sale has been accounted for as a de-pooling of interests, and accordingly all prior period consolidated financial statements have been restated to exclude the results of operations, financial position, and cash flows of JHReCO from the Company's financial statements. No gain or loss was recognized on the transaction.

     The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Investments

     In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity or available-for-sale. Bonds and mortgage-backed securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

     For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

     Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities which the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholder's equity as described above. Impairments in value deemed to be other than temporary are reported as a component of realized investment gains (losses). Gains and losses, both realized and unrealized, on equity securities classified as trading are included in net investment income.

     Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of realized investment gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

     Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of realized investment gains (losses).

     Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any change to the valuation allowance for real estate to be disposed of is reported as a component of realized investment gains (losses). The Company does not depreciate real estate to be disposed of. During 1998, the Company made a strategic decision to sell the majority of its commercial real estate portfolio. Properties with a carrying value of $43.7 million, $979.7 million and $512.0 million were sold in 2000, 1999 and 1998, respectively. As of December 31, 2000, the plan to divest the Company of the majority of its commercial real estate portfolio is substantially complete.

     Policy loans are carried at unpaid principal balances which approximate fair value.

     Short-term investments are carried at amortized cost.

     Partnership and joint venture interests in which the Company does not have control or a majority ownership interest are recorded using the equity method of accounting and included in other invested assets.

     Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs and amounts credited to participating pension contractholder accounts.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

  Derivative Financial Instruments

     The Company uses futures contracts, interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. The Company also uses equity collar agreements to reduce its exposure to market fluctuations in certain equity securities.

     The Company uses futures contracts principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield.

     The Company uses interest rate swap, cap and floor agreements and swaptions for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to more closely match its liabilities. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising and falling interest rates. Swaptions entitle the Company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount.

     Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

     The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call option that limits the Company's potential for gain from appreciation in the stock price as well as a put option that limits the Company's potential for loss from a decline in the stock price.

     Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability.

     The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income. The related amounts due to or from counterparties are included in accrued investment income receivable or payable.

     Premiums paid for interest rate cap and floor agreements and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the agreements. The unamortized premium is included in other assets. Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income. Settlements received on swaptions are deferred and amortized over the life of the hedged assets as an adjustment to yield.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

     Interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements which hedge instruments designated as available-for-sale are adjusted to fair value with the resulting unrealized gains and losses, net of related taxes, included in shareholder's equity. The net unrealized gain (losses) on derivatives hedging available-for-sale instruments included in shareholder's equity was ($181.2) million, $86.1 million, and ($128.1) million, at December 31, 2000, 1999 and 1998, respectively. The change in net unrealized gain (losses) for derivatives recorded as part of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 was ($267.3) million, $214.2 million, and ($68.4) million, respectively. The fair value of those derivatives used to hedge items other than available-for-sale instruments is not recognized in the financial statements.

     Equity collar agreements are carried at fair value and are included in other invested assets, with the resulting unrealized gains and losses included in realized investment gains (losses).

     Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest or price risk, designates these financial instruments as hedges and assesses whether the instruments reduce the hedged risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period.

     From time to time, futures contracts, interest rate swaps, cap and floor agreements, swaptions and currency rate swap agreements are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Realized and unrealized changes in fair value of derivatives designated with items that no longer exist or are no longer probable of occurring are recorded as a component of the gain or loss arising from the disposition of the designated item or included in income when it is determined that the item is no longer probable of occurring. Changes in the fair value of derivatives no longer effective as hedges are recognized in income from the date the derivative becomes ineffective until their expiration.

  Revenue Recognition

     Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

     Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from long-term care insurance contracts are recognized as income when due. Premiums from group life and health insurance contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

     Property and casualty insurance premiums are recognized as earned over the terms of the contracts.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

     Investment advisory, transfer agent, distribution and service fees are recognized as revenues when services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income in the year received. Selling commissions paid to the selling broker/dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods not exceeding six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

  Future Policy Benefits and Policyholders' Funds

     Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 2.5% to 8.0%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.5% to 8.0% for life insurance liabilities, from 2.0% to 14.2% for individual annuity liabilities and from 2.0% to 12.6% for group annuity liabilities.

     Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the policyholder account values before surrender charges. As of December 31, 2000, the Company had approximately $6.3 billion of funding agreements, none of which contains early termination provisions. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products and from 4.6% to 16.0% for investment-type products.

     Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management. Interest rates used in establishing such liabilities range from 6.0% to 8.5%.

     Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

     Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

     Property and casualty reserves include loss reserve estimates based on claims reported and unreported and estimates of future expenses to be incurred in settlement of the claims provided for in the loss reserves estimates. These liabilities include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. During 1999, the Company sold the rest of its property and casualty business.

  Participating Insurance

     Participating business represents approximately 86.3%, 88.1%, and 87.7% of the Company's life insurance in force, 97.9%, 98.3%, and 98.4% of the number of life insurance policies in force, and 99.6%, 97.4%, and 97.3% of life insurance premiums in 2000, 1999 and 1998, respectively.

     The portion of earnings allocated to participating pension contractholders that cannot be expected to inure to the Company is excluded from net income and shareholder's equity.

     The amount of policyholders' dividends to be paid is approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company. For policies included in the closed block, expense experience is not included in determining policyholders' dividends.

  Deferred Policy Acquisition Costs

     Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life and long-term care insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization expense was $182.9 million, $214.7 million, and $302.4 million in 2000, 1999 and 1998, respectively.

     Amortization of deferred policy acquisition costs is allocated to: (1) realized investment gains and losses for those products that realized gains and losses have a direct impact on the amortization of deferred policy acquisition costs; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and
(3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

     Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from realized gains and losses, management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Cash and Cash Equivalents

     Cash and cash equivalents include cash and all highly liquid debt investments with a maturity of three months or less when purchased.

  Goodwill and Value of Business Acquired

     The excess of cost over the fair value of the net assets of businesses acquired was $228.6 million and $155.3 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated balance sheets. Goodwill is amortized on systematic bases over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $63.6 million and $43.3 million at December 31, 2000 and 1999, respectively. Amortization expense included in other operating costs and expenses was $20.3 million, $9.7 million, and $9.1 million, in 2000, 1999 and 1998, respectively. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment may exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business.

     The Company records an asset representing the present value of future profits of insurance policies inforce related to the businesses acquired. This asset is recorded as the value of business acquired (VOBA) and amounted to $340.0 million and $112.4 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated financial statements. VOBA is amortized in proportion to the present value of expected gross profits. Amortization expense included in other operating costs and expenses was $4.9 million, $1.3 million and $1.7 million in 2000, 1999 and 1998 respectively.

     On October 1, 1999, The Maritime Life Assurance Company (Maritime), an indirect majority owned subsidiary of the Company, completed its purchase of Aetna Canada Holdings Limited (Aetna Canada) for approximately $296 million. On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165 million. The acquisitions were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess of the applicable purchase price over the estimated fair values recorded as goodwill. The goodwill calculation related to the Fortis acquisition is preliminary and further refinements might be necessary and are expected to be finalized in 2001. The unaudited pro forma revenues and net income, assuming that the acquisition of Aetna Canada had occurred at the beginning of 1999, were $7,899.2 million and $158.4 million, respectively, for the year ended December 31, 1999. The pro forma results, assuming the acquisition of Fortis had taken place as of the beginning of 2000 and 1999, respectively, would not be materially different from the reported results.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

  Separate Accounts

     Separate accounts assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Investment income and investment gains and losses generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and realized investment gains and losses of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

  Reinsurance

     The Company utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

     Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

  Federal Income Taxes

     The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

  Foreign Currency Translation

     The assets and liabilities of operations in foreign currencies are translated into United States dollars at current exchange rates. Revenues and expenses are translated at average rates during the year. The resulting net translation adjustments for each year are accumulated and included in shareholder's equity. Gains or losses on foreign currency transactions are reflected in earnings.

  Severance

     In 1999, the Company initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

     In connection with the restructuring plan, approximately 391 employees have been or will be terminated. These employees are or have been associated with operations in our Boston office and outside the home office. As of December 31, 2000, the liability for employee termination costs included in other liabilities was $20.6 million. Employee termination costs, included in other operating costs and expenses, were $18.8 million and $26.3 million for the years ended December 31, 2000 and 1999, respectively. Of the total number of employees affected, approximately 364 have been terminated, having received benefit payments of approximately $24.5 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

  Accounting Changes

     In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 and 1998 of $93.6 million and $11.7 million, respectively (net of tax of $2.6 million and $6.3 million, respectively). The remaining provisions of this SOP, which will require (1) the inclusion of all closed block activity together with all other assets, liabilities, revenues and expenses and (2) recognition of a policyholder dividend obligation that represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization, are effective no later than December 31, 2001. See Note 6 for a summary description of the closed block assets, liabilities, revenues and expenses, which do not include the policyholder dividend obligation that will be required in 2001. The Company currently is evaluating the effect that establishing the policyholder dividend obligation will have on its results of operations and financial position. That impact is not known at this time.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities." The SOP, which was adopted by the Company on January 1, 1999, requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 resulted in a charge to operations of $9.7 million (net of tax of $5.9 million) and was accounted for as a cumulative effect of an accounting change.

     In March 1998, the Accounting Standards Executive Committee of the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal use software are to be capitalized. SOP 98-1 was adopted by the Company on January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

     SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 did not have a material impact on the Company's consolidated financial statements.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary of Significant Accounting Policies (continued)

  Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133." This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains. As a result, such amounts will not be included in the determination of the Company's segment after tax operating income.

     The adoption of SFAS No. 133, as amended, will result in an increase in other comprehensive income of $58.8 million (net of tax of $31.7 million) as of January 1, 2001 that will be accounted for as the cumulative effect of an accounting change. In addition, the adoption of SFAS No. 133, as amended, will result in a charge to operations of $26.2 million (net of tax of $14.1 million) as of January 1, 2001, that will be accounted for as the cumulative effect of an accounting change. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement.

     SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk. As a result, in connection with the adoption of the Statement and consistent with the provisions of the Statement, on January 1, 2001, the Company will reclassify approximately $12.1 billion of its held-to-maturity fixed maturity investment portfolio to the available-for-sale category. This will result in an additional increase in other comprehensive income of $178.6 million (net of tax of $96.2 million) as of January 1, 2001.

     In September 2000, the FASB issued SFAS No 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 1--Summary Of Significant Accounting Policies (continued)

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operation or financial position.

  Codification

     In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiaries will use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiaries have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company and its domestic life insurance subsidiaries' statutory-basis capital and surplus, the Company and its domestic subsidiaries will remain in compliance with all regulatory and contractual obligations.

Note 2-- Transactions with Parent

     The Company provides JHFS with personnel, property and facilities in carrying out certain of its corporate functions. The Company annually determines a fee for these services and facilities based on a number of criteria. The amount of the service fee charged to JHFS was $19.8 million in 2000.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments

     The following information summarizes the components of net investment income and realized investment gains, net:

                                                                                    Year Ended December 31,
                                                                                -------------------------------
                                                                                   2000      1999        1998
                                                                                --------   --------    --------
                                                                                         (in millions)
Net Investment Income
 Fixed maturities.............................................................  $2,281.6   $2,495.5    $2,207.5
 Equity securities............................................................      50.3       62.6        18.7
 Mortgage loans on real estate................................................     742.1      831.7       781.2
 Real estate..................................................................      97.1      158.4       415.7
 Policy loans.................................................................      24.5      109.8       111.9
 Short-term investments.......................................................     146.1       92.3        45.3
 Other........................................................................     183.0      165.3       181.3
                                                                                --------   --------    --------
 Gross investment income......................................................   3,524.7    3,915.6     3,761.6
  Less investment expenses....................................................     273.7      347.1       433.6
                                                                                --------   --------    --------
  Net investment income.......................................................  $3,251.0   $3,568.5    $3,328.0
                                                                                ========   ========    ========
Net Realized Investment Gains (Losses), Net of Related Amortization
 of Deferred Policy Acquisition Costs and Amounts Credited to
 Participating Pension Contractholders
 Fixed maturities.............................................................  $ (128.6)  $  (34.5)   $  110.3
 Equity securities............................................................     204.7      113.5       115.2
 Mortgage loans on real estate and real estate................................     (13.1)     143.5       (15.6)
 Derivatives and other invested assets........................................      26.9       38.5        16.5
 Amortization adjustment for deferred policy acquisition costs................       0.9      (50.5)      (41.2)
 Amounts credited to participating pension contractholders....................      (6.9)     (35.3)      (79.1)
                                                                                --------   --------    --------
 Net realized investment gains, net of related amortization of deferred policy acquisition costs and amounts credited to participating
  pension contractholders.....................................................  $   83.9   $  175.2    $  106.1
                                                                                ========   ========    ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

     Gross gains of $308.7 million in 2000, $192.3 million in 1999, and $267.8 million in 1998, and gross losses of $123.6 million in 2000, $176.8 million in 1999, and $92.9 million in 1998, were realized on the sale of available-for-sale securities.

     The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:


                                                                          Gross       Gross
                                                            Amortized  Unrealized  Unrealized       Fair
                                                               Cost       Gains       Losses        Value
                                                            ---------  ----------  ----------     ---------
                                                                           (in millions)
December 31, 2000
Held-to-Maturity:
Corporate securities......................................  $10,691.1   $  459.2       $665.7     $10,484.6
Mortgage-backed securities................................    1,104.2       10.3         48.2       1,066.3
Obligations of states and political subdivisions..........       87.7        3.0          0.7          90.0
Debt securities issued by foreign governments.............        5.6        4.7           --          10.3
                                                            ---------   --------       ------     ---------
 Total....................................................  $11,888.6   $  477.2       $714.6     $11,651.2
                                                            =========   ========       ======     =========
Available-for-Sale:
Corporate securities......................................  $10,793.5   $  485.5       $415.6     $10,863.4
Mortgage-backed securities................................    3,430.4       82.2         25.2       3,487.4
Obligations of states and political subdivisions..........       24.8        1.7           --          26.5
Debt securities issued by foreign governments.............    1,354.1      112.3         12.7       1,453.7
U.S. Treasury securities and obligations of U.S.
 government corporations and agencies.....................      187.5        5.3          0.3         192.5
                                                            ---------   --------       ------     ---------
 Total fixed maturities...................................   15,790.3      687.0        453.8      16,023.5
Equity securities.........................................      830.6      360.0         95.7       1,094.9
                                                            ---------   --------       ------     ---------
  Total...................................................  $16,620.9   $1,047.0       $549.5     $17,118.4
                                                            =========   ========       ======     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)


                                                                         Gross       Gross
                                                            Amortized  Unrealized  Unrealized     Fair
                                                              Cost       Gains       Losses       Value
                                                            ---------  ----------  ----------  -----------
                                                                            (in millions)
December 31, 1999
Held-to-maturity:
Corporate securities......................................  $12,523.0    $390.3      $680.3     $12,233.0
Mortgage-backed securities................................    1,188.4       5.0        68.5       1,124.9
Obligations of states and political subdivisions..........       59.7       1.8         4.4          57.1
Debt securities issued by foreign governments.............        5.0       5.0          --          10.0
U.S. Treasury securities and obligations of U.S.
 government corporations and agencies.....................       14.1        --         0.4          13.7
                                                            ---------    ------      ------     ---------
 Total....................................................  $13,790.2    $402.1      $753.6     $13,438.7
                                                            =========    ======      ======     =========
Available-for-sale:
Corporate securities......................................  $11,103.0    $304.0      $431.1     $10,975.9
Mortgage-backed securities................................    4,168.5      18.6       109.9       4,077.2
Obligations of states and political subdivisions..........       68.9       5.0          --          73.9
Debt securities issued by foreign governments.............    1,519.2      79.0        49.1       1,549.1
U.S. Treasury securities and obligations of U.S.
 government corporations and agencies.....................      291.3       1.6         9.8         283.1
                                                            ---------    ------      ------     ---------
 Total fixed maturities...................................   17,150.9     408.2       599.9      16,959.2
Equity securities.........................................    1,086.2     305.9       161.9       1,230.2
                                                            ---------    ------      ------     ---------
 Total....................................................  $18,237.1    $714.1      $761.8     $18,189.4
                                                            =========    ======      ======     =========

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

     The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:


                                                         Amortized     Fair
                                                           Cost        Value
                                                         ---------   ---------
                                                              (in millions)
Held-to-Maturity:
Due in one year or less...............................   $   901.6   $   919.4
Due after one year through five years.................     3,332.4     3,396.6
Due after five years through ten years................     3,080.9     3,144.0
Due after ten years...................................     3,469.5     3,124.9
                                                         ---------   ---------
                                                          10,784.4    10,584.9
Mortgage-backed securities............................     1,104.2     1,066.3
                                                         ---------   ---------
 Total................................................   $11,888.6   $11,651.2
                                                         =========   =========
Available-for-Sale:
Due in one year or less...............................   $   567.0   $   575.6
Due after one year through five years.................     3,363.0     3,356.3
Due after five years through ten years................     3,798.5     3,758.2
Due after ten years...................................     4,631.4     4,846.0
                                                         ---------   ---------
                                                          12,359.9    12,536.1
Mortgage-backed securities............................     3,430.4     3,487.4
                                                         ---------   ---------
 Total................................................   $15,790.3   $16,023.5
                                                         =========   =========

     Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

     The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $24.3 million and $8.5 million for the years ended December 31, 1999 and 1998, respectively, which were sold due to a significant decline in the issuers' credit quality or as part of the sale of our property and casualty operations in 1999. The related net realized gains on the sales were $0.9 million in 1999. There were no such gains in 1998.

     The change in net unrealized gains (losses) on trading securities that has been included in earnings during 2000, 1999 and 1998 amounted to $7.9 million, $15.4 million, and ($6.6) million, respectively.

     The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000 and 1999, $87.1 million and $278.1 million, respectively, of the Company's bonds and stocks, at market value, were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. The market value of the loaned securities is monitored on a daily basis, and the Company obtains additional collateral when deemed appropriate.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

     For 2000, 1999 and 1998, investment results passed through to participating pension contractholders as interest credited to policyholders' account balances amounted to $162.3 million, $170.8 million, and $178.1 million, respectively.

     Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

     Changes in the allowance for probable losses on mortgage loans on real estate and real estate to be disposed of are summarized below. Included in deductions in 2000 are $13.5 million of allowances for probable losses on mortgage loans transferred to the closed block.

                                      Balance at                                 Balance at
                                      Beginning                                    End of
                                        of Year       Additions     Deductions      Year
                                      ----------      ---------     ----------   ----------
                                                      (in millions)
Year ended December 31, 2000
 Mortgage loans on real estate.......    $110.4         $  5.4        $ 45.8       $ 70.0
 Real estate to be disposed of.......      58.1           17.1          31.7         43.5
                                         ------         ------        ------       ------
 Total...............................    $168.5         $ 22.5        $ 77.5       $113.5
                                         ======         ======        ======       ======
Year ended December 31, 1999
 Mortgage loans on real estate.......    $111.0         $ 39.3        $ 39.9       $110.4
 Real estate to be disposed of.......     112.0           22.5          76.4         58.1
                                         ------         ------        ------       ------
 Total...............................    $223.0         $ 61.8        $116.3       $168.5
                                         ======         ======        ======       ======
Year ended December 31, 1998
 Mortgage loans on real estate.......    $127.3         $ 15.9        $ 32.2       $111.0
 Real estate to be disposed of.......      25.5           97.0          10.5        112.0
                                         ------         ------        ------       ------
 Total...............................    $152.8         $112.9        $ 42.7       $223.0
                                         ======         ======        ======       ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

     At December 31, 2000 and 1999, the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:

                                                                                  December 31,
                                                                               ------------------
                                                                                2000        1999
                                                                               ------      ------
                                                                                  (in millions)
Impaired mortgage loans on real estate with provision for losses...........    $ 57.6      $147.1
Provision for losses.......................................................     (16.8)      (43.2)
                                                                               ------      ------
Net impaired mortgage loans on real estate.................................    $ 40.8      $103.9
                                                                               ======      ======

     The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                             Year Ended
                                                            December 31,
                                                       ----------------------
                                                        2000    1999    1998
                                                       ------  ------  ------
                                                           (in millions)

Average recorded investment in impaired loans.......   $102.4  $137.9  $210.8
Interest income recognized on impaired loans........      2.9     4.9     2.7


     The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

     Restructured commercial mortgage loans aggregated $68.3 million and $133.1 million as of December 31, 2000 and 1999, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:


                                                                Year Ended
                                                               December 31,
                                                           ------------------
                                                           2000  1999    1998
                                                           ----  ----    ----
                                                             (in millions)

Expected...........................................        $5.8  $12.0  $23.7
Actual.............................................         5.2    7.9   12.6

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 3 -- Investments (continued)

     At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:


                          Carrying       Geographic                  Carrying
Property Type              Amount        Concentration                Amount
-------------           -------------    -------------            -------------
                        (in millions)                             (in millions)

Apartments.............   $2,082.4       East North Central.....     $  907.8
Hotels.................      351.6       East South Central.....        475.0
Industrial.............      784.3       Middle Atlantic........      1,115.8
Office buildings.......    1,990.2       Mountain...............        312.6
Retail.................    1,284.3       New England............        682.5
1-4 Family.............       71.8       Pacific................      1,573.9
Mixed Use..............      234.9       South Atlantic.........      1,678.9
Agricultural...........    2,104.2       West North Central.....        296.1
Other..................      135.2       West South Central.....        659.9
                                         Canada/Other...........      1,336.4
Allowance for losses...      (70.0)      Allowance for losses...        (70.0)
                          --------                                   --------
 Total.................   $8,968.9        Total.................     $8,968.9
                          ========                                   ========

     Mortgage loans with outstanding principal balances of $27.8 million, bonds with amortized cost of $117.1 million and real estate with a carrying value of $1.1 million were non-income producing for the year ended December 31, 2000.

     Depreciation expense on investment real estate was $9.5 million, $8.1 million, and $41.7 million in 2000, 1999, and 1998, respectively. Accumulated depreciation was $66.2 million and $60.5 million at December 31, 2000 and 1999, respectively.

     Investments in unconsolidated joint ventures and partnerships accounted for by using the equity method of accounting totaled $183.6 million and $201.7 million at December 31, 2000 and 1999, respectively. Total combined assets of these joint ventures and partnerships were $1,235.0 million and $1,134.2 million (consisting primarily of investments), and total combined liabilities were $313.0 million and $267.1 million (including $124.8 million and $133.2 million of non-recourse notes payable to banks) at December 31, 2000 and 1999, respectively. Total combined revenues and expenses of such joint ventures and partnerships were $1,908.4 million and $1,720.0 million, respectively, resulting in $188.4 million of total combined income from operations before income taxes in 2000. Total combined revenues of such joint ventures and partnerships were $346.7 million and $1,435.6 million, and total combined expenses were $145.2 million and $1,128.0 million, respectively, resulting in $201.5 million and $307.6 million of total combined income from operations before income taxes in 1999 and 1998, respectively. Net investment income on investments accounted for on the equity method totaled $143.8 million, $65.1 million and $70.0 million in 2000, 1999, and 1998, respectively.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives

   The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows:

                                                   Number of Contracts/               Assets (Liabilities)
                                                                           --------------------------------------------
                                                      Notional Amount               2000                  1999
                                                   ---------------------   ---------------------   --------------------
                                                                            Carrying     Fair      Carrying    Fair
                                                     2000        1999        Value       Value      Value      Value
                                                   ----------  ----------  ----------  ----------  --------  ----------
                                                                             (in millions)
Asset Hedges:
   Futures contracts to sell securities..........      5,874       19,288    $ (17.6)    $ (17.6)    $32.2     $  32.2
   Interest rate swap agreements.................
      Notional...................................   $6,896.1     $5,824.0     (178.2)     (290.4)     82.9        94.7
      Average fixed rate-paid....................       6.90%        6.91%        --          --        --          --
      Average float rate-received................       6.67%        6.06%        --          --        --          --
   Interest rate cap agreements..................   $   42.2     $   80.0        0.1         0.1       0.2         0.2
   Interest rate swaption agreements.............         30         30.0       (1.3)       (1.3)     (3.6)       (3.6)
   Currency rate swap agreements.................      515.0        541.0       11.4        11.4       9.1         9.1
   Equity collar agreements......................         --           --       11.7        11.7      53.0        53.0
Liability Hedges:
   Futures contracts to acquire securities.......        647        4,075        1.4         1.4      (0.9)       (0.9)
   Interest rate swap agreements
      Notional...................................   $3,008.2     $3,780.0         --       114.3        --      (113.0)
      Average fixed rate-received................       6.79%        6.97%        --          --        --          --
      Average float rate-paid....................       6.68%        6.06%        --          --        --          --
   Interest rate swaps (receive CMT rate)........   $  491.3     $  648.7         --        (5.2)       --         1.9
   Interest rate cap agreements..................      279.4        279.4        2.1         2.1       5.6         5.6
   Interest rate floor agreements................    8,328.0        125.0       59.0        59.0       0.1         0.1
   Currency rate swap agreements.................    3,423.4      5,470.2         --      (473.0)       --       (57.4)

  Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in March 2001.

  The interest rate swap agreements expire in 2001 to 2029. The interest rate cap agreements expire in 2001 to 2007 and interest rate floor agreements expire in 2010. Interest rate swaption agreements expire in 2025. The currency rate swap agreements expire in 2001 to 2021. The equity collar agreements expire in 2003.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 4 -- Derivatives (continued)

  Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on quoted market prices, which utilize pricing models or formulas using current assumptions.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 5--Income Taxes

  The Company participates in the filing of a life/non-life consolidated federal income tax return. The life company sub-group includes four domestic life insurance companies (the Company, John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company and Investors Guaranty Life Insurance Company) and a Bermuda life insurance company (John Hancock Reassurance Company, Ltd.) that is treated as a U.S. company for federal income tax purposes. The non-life subgroup consists of John Hancock Financial Services, Inc., John Hancock Subsidiaries, Inc. and John Hancock International Holdings, Inc.

  In addition to taxes on operations, mutual life insurance companies are charged an equity base tax. As the Company was a mutual life insurance company for the entire year 1999, it is subject to the re-computation of its 1999 equity base tax liability in its 2000 tax return. The equity base tax is determined by application of an industry-based earnings rate to mutual companies' average equity base, as defined by the Internal Revenue Code. The industry earnings rate is determined by the Internal Revenue Service (IRS) and is not finalized until the subsequent year. The Company estimates its taxes for the current year based on estimated industry earnings rates and revises these estimates up or down when the earnings rates are finalized and published by the IRS in the subsequent year.

  Income before income taxes, minority interest and cumulative effect of accounting change includes the following:


                                                       Year Ended December 31,
                                                     --------------------------
                                                       2000     1999     1998
                                                     --------  ------  --------
                                                          (in millions)
Domestic..........................................   $1,125.5  $211.7   $585.1
Foreign...........................................       69.6    48.2     32.2
                                                     --------  ------   ------
Income before income taxes, minority interest and
 cumulative effect of accounting change...........   $1,195.1  $259.9   $617.3
                                                     ========  ======   ======

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5--Income Taxes (continued)

  The components of income taxes were as follows:

                                                     Year Ended December 31,
                                                    -------------------------
                                                     2000     1999      1998
                                                    -------  -------  -------
                                                         (in millions)
Current taxes:
 Federal.........................................   $ 18.1   $(62.5)   $223.6
 Foreign.........................................      7.5      2.6       1.9
 State...........................................     12.0      5.8       6.3
                                                    ------   ------    ------
                                                      37.6    (54.1)    231.8
Deferred taxes:
 Federal.........................................    284.7    137.7     (64.5)
 Foreign.........................................     23.1     15.4       7.7
 State...........................................     (1.0)    (1.1)     (0.9)
                                                    ------   ------    ------
                                                     306.8    152.0     (57.7)
                                                    ------   ------    ------
Total income taxes...............................   $344.4   $ 97.9    $174.1
                                                    ======   ======    ======

  A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes, minority interest and cumulative effect of accounting change and the consolidated income tax expense charged to operations follows:

                                                     Year Ended December 31,
                                                    -------------------------
                                                     2000     1999     1998
                                                    -------  -------  -------
                                                          (in millions)
Tax at 35%                                          $418.2   $ 91.0    $216.1
Add (deduct):
 Equity base tax.................................    (46.0)    22.2     (19.9)
 Prior year taxes................................     (0.3)     2.1       5.8
 Tax credits.....................................    (20.6)   (12.9)    (13.0)
 Foreign taxes...................................      0.4      1.0       2.5
 Tax exempt investment income....................    (16.4)   (19.4)    (24.4)
 Non-taxable gain on sale of subsidiary..........       --    (15.4)       --
 Disallowed demutualization expenses.............       --     31.1        --
 Other...........................................      9.1     (1.8)      7.0
                                                    ------   ------    ------
  Total income taxes.............................   $344.4   $ 97.9    $174.1
                                                    ======   ======    ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 5--Income Taxes (continued)

  The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                December 31,
                                                           --------------------
                                                             2000       1999
                                                           --------  ----------
                                                               (in millions)
Deferred tax assets:
 Policy reserve adjustments.............................   $  458.8   $  803.1
 Other postretirement benefits..........................      149.4      151.1
 Book over tax basis of investments.....................      168.7      119.7
 Dividends payable to policyholders.....................      117.6      129.0
 Unearned premium.......................................       93.3       58.3
 Interest...............................................       38.3       38.3
 Other..................................................         --       67.0
                                                           --------   --------
  Total deferred tax assets.............................    1,026.1    1,366.5
                                                           --------   --------
Deferred tax liabilities:
 Deferred policy acquisition costs......................      777.6      805.1
 Depreciation...........................................      212.2      232.1
 Basis in partnerships..................................      109.8      159.2
 Market discount on bonds...............................       64.2       59.2
 Pension plan expense...................................      114.6       82.5
 Capitalized charges related to mutual funds............       56.9       71.8
 Unrealized gains.......................................      112.6       34.5
 Other..................................................       74.2         --
                                                           --------   --------
  Total deferred tax liabilities........................    1,522.1    1,444.4
                                                           --------   --------
  Net deferred tax liabilities..........................   $  496.0   $   77.9
                                                           ========   ========

  The Company received an income tax refund of $24.3 million, and made income tax payments of $86.2 million, and $158.8 million in 2000, 1999 and 1998, respectively.

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6--Closed Block

  Under the Plan, on February 1, 2000, the Company created a closed block for the benefit of policies included therein. The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                                       December 31,   February 1,
                                                                                          2000          2000
                                                                                       ------------  -------------
                                                                                              (in millions)
Assets
Investments
Fixed maturities:
 Held-to-maturity--at amortized cost
  (fair value: December 31--$2,327.4; February 1--$2,259.6).......................      $ 2,269.9      $ 2,270.7
 Available-for-sale--at fair value
  (cost: December 31--$2,378.7; February 1--$2,275.1).............................        2,353.0        2,199.2
Equity securities:
 Available-for-sale--at fair value (cost: December 31--$5.3; February 1--$6.4)....            6.3            3.4
Mortgage loans on real estate.....................................................        1,930.6        1,875.9
Policy loans......................................................................        1,540.6        1,561.2
Short-term investments............................................................           62.1             --
Other invested assets.............................................................           40.7            5.3
                                                                                        ---------      ---------
  Total Investments...............................................................        8,203.2        7,915.7
Cash and cash equivalents.........................................................          305.6          158.6
Accrued investment income.........................................................          149.3          136.2
Premiums and accounts receivable..................................................           27.1            4.0
Deferred policy acquisition costs.................................................          947.3        1,062.5
Other assets......................................................................           77.5           66.0
                                                                                        ---------      ---------
 Total closed block assets........................................................      $ 9,710.0      $ 9,343.0
                                                                                        =========      =========
Liabilities
Future policy benefits............................................................      $ 9,910.5      $ 9,732.8
Policyholders' funds..............................................................        1,459.5        1,885.4
Other liabilities.................................................................          665.9          500.1
                                                                                        ---------      ---------
 Total closed block liabilities...................................................      $12,035.9      $12,118.3
                                                                                        =========      =========

                                                                                             For the Period
                                                                                           February 1, through
                                                                                            December 31, 2000
                                                                                          ----------------------
Revenues                                                                                      (in millions)
  Premiums...........................................................................           $  865.0
  Net investment income..............................................................              591.6
  Realized investment gains, net.....................................................               11.7
  Other expense......................................................................               (0.6)
                                                                                                --------
   Total revenues....................................................................            1,467.7
Benefits and Expenses
  Benefits to policyholders..........................................................              870.0
  Other operating costs and expenses.................................................              (10.0)
  Amortization of deferred policy acquisition costs..................................               76.5
  Dividends to policyholders.........................................................              407.1
                                                                                                --------
   Total benefits and expenses.......................................................            1,343.6
                                                                                                --------
   Contribution from the closed block................................................           $  124.1
                                                                                                ========

                      JOHN HANCOCK LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6--Closed Block (continued)

  Gross losses of $7.2 million in 2000 were realized on sales of available-for-sale securities allocated to the closed block. There were no gross gains realized in 2000.

  Investments in held-to-maturity securities and available-for-sale securities allocated to the closed block are summarized below:

                                                                          Gross       Gross
                                                             Amortized  Unrealized  Unrealized    Fair
                                                               Cost       Gains      Losses       Value
                                                             ---------  ----------  ----------  ----------
                                                                            (in millions)
December 31, 2000
Held-to-Maturity:
Corporate securities.......................................   $2,157.0     $94.6       $33.4      $2,218.2
Mortgage-backed securities.................................       98.3       1.2         4.8          94.7
Obligations of states and
 political subdivisions....................................       14.6       0.1         0.2          14.5
                                                              --------     -----       -----      --------
   Total...................................................   $2,269.9     $95.9       $38.4      $2,327.4
                                                              ========     =====       =====      ========
Available-for-Sale:
Corporate securities.......................................   $1,485.4     $42.8       $80.4      $1,447.8
Mortgage-backed securities.................................      784.9      14.5         8.5         790.9
Obligations of states and
 political subdivisions....................................       11.3       0.4          --          11.7
Debt securities issued by
 foreign governments.......................................       84.0       6.7         1.4          89.3
U.S. Treasury securities and  obligations of
 U.S. government corporations and agencies.................       13.1       0.2          --          13.3
                                                              --------     -----       -----      --------
Total fixed maturities.....................................    2,378.7      64.6        90.3       2,353.0
Equity securities..........................................        5.3       1.6         0.6           6.3
                                                              --------     -----       -----      --------
  Total....................................................   $2,384.0     $66.2       $90.9      $2,359.3
                                                              ========     =====       =====      ========

  The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:

                                                          Amortized     Fair
                                                            Cost       Value
                                                          ---------  ----------
                                                             (in millions)
Held-to-Maturity:
Due in one year or less.................................  $  202.2    $  206.0
Due after one year through five years...................     803.6       821.2
Due after five years through ten years..................     587.1       614.1
Due after ten years.....................................     578.7       591.4
                                                          --------    --------
                                                           2,171.6     2,232.7
Mortgage-backed securities..............................      98.3        94.7
                                                          --------    --------
 Total..................................................  $2,269.9    $2,327.4
                                                          ========    ========
Available-for-Sale:
Due in one year or less.................................  $   64.5    $   66.0
Due after one year through five years...................     431.7       431.4
Due after five years through ten years..................     473.8       466.8
Due after ten years.....................................     623.8       597.9
                                                          --------    --------
                                                           1,593.8     1,562.1
Mortgage-backed securities..............................     784.9       790.9
                                                          --------    --------
 Total..................................................  $2,378.7    $2,353.0
                                                          ========    ========

  Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 6--Closed Block (continued)

  At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:


                          Carrying     Geographic                  Carrying
Property Type              Amount      Concentration                Amount
-------------             --------     -------------               --------
                        (in millions)                          (in millions)

Apartments...............   $  324.3   East North Central........  $  201.1
Hotels...................       66.1   East South Central........      58.5
Industrial...............      127.2   Middle Atlantic...........     378.0
Office buildings.........      494.6   Mountain..................      92.1
Retail...................      350.4   New England...............     162.0
1-4 Family...............         --   Pacific...................     420.7
Mixed Use................       41.8   South Atlantic............     384.5
Agricultural.............      433.1   West North Central........      74.9
Other....................      106.6   West South Central........     162.7
                                       Canada/Other..............       9.6
Allowance for losses.....      (13.5)  Allowance for losses......     (13.5)
                            --------                               --------
 Total...................   $1,930.6    Total....................  $1,930.6
                            ========                               ========

Note 7--Debt and Line of Credit

  Short-term and long-term debt consists of the following:


                                                               December 31,
                                                             ----------------
                                                              2000      1999
                                                             -------  -------
                                                              (in millions)

Short-term debt:
 Commercial paper..........................................  $222.3    $380.6
 Current maturities of long-term debt......................    23.0      73.2
                                                             ------    ------
Total short-term debt......................................   245.3     453.8
                                                             ------    ------
Long-term debt:
 Surplus notes, 7.38% maturing in 2024.....................   447.2     447.1
 Notes payable, interest ranging from 5.43% to 9.60%, due
  in varying amounts to 2005...............................   109.8     163.0
                                                             ------    ------
Total long-term debt.......................................   557.0     610.1
Less current maturities....................................   (23.0)    (73.2)
                                                             ------    ------
Long-term debt.............................................   534.0     536.9
                                                             ------    ------
  Total debt...............................................  $779.3    $990.7
                                                             ======    ======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 7--Debt and Line of Credit (continued)

  The Company issues commercial paper primarily to take advantage of current investment opportunities, balance operating cash flows and existing commitments and meet working capital needs. The weighted average interest rate for outstanding commercial paper at December 31, 2000 and 1999 was 6.59% and 6.28%, respectively. The weighted average life for outstanding commercial paper at December 31, 2000 and 1999 was approximately 26 days and 11 days, respectively. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

  The issuance of surplus notes was approved by the Commonwealth of Massachusetts Division of Insurance, and any payments of interest or principal on the surplus notes require the prior approval of the Commissioner of the Commonwealth of Massachusetts Division of Insurance.

  At December 31, 2000, the Company had a syndicated line of credit with a group of banks totaling $1.0 billion, $500.0 million of which expires on August 2, 2001 and $500.0 million of which expires on August 3, 2005. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2000. At December 31, 2000, the Company had no outstanding borrowings under the agreement.

  Aggregate maturities of long-term debt are as follows: 2001--$23.0 million; 2002--$38.0 million; 2003--$22.9 million; 2004--$6.0 million; 2005--$19.9 million and thereafter--$447.2 million.

  Interest expense on debt, included in other operating costs and expenses, was $63.4 million, $70.1 million, and $76.7 million in 2000, 1999 and 1998, respectively. Interest paid amounted to $63.4 million in 2000, $70.1 million in 1999, and $76.7 million in 1998.

Note 8--Minority Interest

  Minority interest relates to the portion of John Hancock Canadian Holdings Limited (JHCH) owned by JHFS and the preferred stock issued by Maritime, an indirect majority owned subsidiary of the Company.

  As of October 1, 2000, the Company sold 45% of the common stock of JHCH, the parent company of Maritime, to JHFS for cash of $222.3 million. No gain or loss was recognized on the transaction. For financial reporting purposes, the assets, liabilities, and earnings of JHCH are consolidated in the Company's financial statements. JHFS's interest in JHCH of $196.8 million as of December 31, 2000 and the related income attributable to the interest of $5.2 million in 2000 is reflected in Minority Interest in the consolidated balance sheets and statements of income. The Board of Directors of JHFS also has authorized the purchase of the remaining JHCH shares from the Company over time as well as the shares of certain other foreign subsidiaries.

  On November 19, 1999, Maritime issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of 25 Canadian dollars per share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of 0.38125 Canadian dollars per share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying 25 Canadian dollars to the greater of one quarter of 90% of prime rate and 5.85%. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime's sole option any time after December 31, 2004 at a price of 25.50 Canadian dollars plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 8--Minority Interest (continued)

  In 1986, Maritime issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime's sole option at a price of 25 Canadian dollars per share.

Note 9--Reinsurance

  The effect of reinsurance on premiums written and earned was as follows:


                                            2000                    1999                    1998
                                    ---------------------   ---------------------   ---------------------
                                          Premiums                Premiums                Premiums
                                    ---------------------   ---------------------   ---------------------
                                     Written     Earned      Written     Earned      Written      Earned
                                    ----------  ----------  ----------  ----------  ----------  ------------
                                                                (in millions)
Life, Health and Annuity:
 Direct.........................    $ 3,158.1   $ 3,157.4   $ 3,437.1   $ 3,435.2   $ 2,830.4    $ 2,828.4
 Assumed........................        465.1       465.1       312.5       312.5       351.9        351.9
 Ceded..........................     (1,432.1)   (1,432.1)   (1,336.7)   (1,336.7)   (1,071.4)    (1,071.3)
                                    ---------   ---------   ---------   ---------   ---------    ---------
  Net life, health and annuity
    premiums....................      2,191.1     2,190.4     2,412.9     2,411.0     2,110.9      2,109.0
                                    ---------   ---------   ---------   ---------   ---------    ---------
Property and Casualty:
 Direct.........................           --          --          --          --         0.4          7.1
 Assumed........................           --          --         0.3         0.3          --          1.9
 Ceded..........................           --          --          --          --        (0.4)        (9.0)
                                    ---------   ---------   ---------   ---------   ---------    ---------
  Net property and casualty
    premiums....................           --          --         0.3         0.3          --           --
                                    ---------   ---------   ---------   ---------   ---------    ---------
  Net premiums..................    $ 2,191.1   $ 2,190.4   $ 2,413.2   $ 2,411.3   $ 2,110.9    $ 2,109.0
                                    =========   =========   =========   =========   =========    =========

  For the years ended December 31, 2000, 1999 and 1998, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $734.5 million, $576.3 million, and $814.6 million, respectively.

  On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 9--Reinsurance (continued)

  In connection with the coinsurance arrangement, the Company initially secured a $397.0 million letter of credit facility with a group of banks. Under the terms of the letter of credit facility agreement, the banks agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to the amount of the letter of credit for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder automatically will be reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit facility was reduced to $272.0 million effective March 1, 2000 and is scheduled to be reduced again to $127.0 million on March 1, 2001. The letter of credit and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

  Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2000, would not be material.

  Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 10--Pension Benefit Plans and Other Postretirement Benefit Plans

  The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified defined benefit and defined contribution pension plans. In addition, through nonqualified plans, the Company provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $102.2 million in 2000, $97.6 million in 1999, and $92.6 million in 1998. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

  The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. Because the qualified defined benefit plans are overfunded, no amounts were contributed to these plans in 2000 or 1999. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plans, which are underfunded, for which accumulated benefit obligations are in excess of plan assets were $256.3 million, and $244.3 million, respectively, at December 31, 2000, and $257.4 million and $239.3 million, respectively, at December 31, 1999. Non-qualified plan assets, at fair value, were $0.8 million and $1.0 million at December 31, 2000 and 1999, respectively.

  Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $10.2 million, $9.4 million, and $8.1 million, in 2000, 1999 and 1998, respectively.

  In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel.

  Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

  The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2000 and 1999, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees. Plan assets related to union employees were comprised of approximately 60% equity securities and 40% fixed income investments.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

 Note 10--Pension Benefit Plans and Other Postretirement Benefit Plans
(continued)

     The changes in benefit obligation and plan assets related to the Company's qualified and nonqualified benefit plans are summarized as follows:


                                                                         Year Ended December 31,
                                                            --------------------------------------------------
                                                                                        Other Postretirement
                                                                Pension Benefits               Benefits
                                                            -----------------------    -----------------------
                                                               2000         1999         2000          1999
                                                            ----------   ----------    ---------      --------
                                                                             (In Millions)
    Change in benefit obligation:
      Benefit obligation  at beginning of year............  $  1,967.6   $  1,839.8    $   443.2      $  441.1
      Service cost........................................        36.8         35.7          7.8           7.5
      Interest cost.......................................       134.1        121.2         31.4          28.7
      Amendments..........................................       (10.3)        19.9           --            --
      Actuarial (gain) loss...............................      (136.8)        32.6         36.4          (4.7)
      Translation (gain) loss.............................        (1.5)         2.1           --            --
      Benefits paid.......................................      (113.6)      (115.1)       (32.0)        (29.4)
      Acquisition of subsidiary...........................          --         44.6          6.5            --
      Curtailment.........................................          --        (13.2)          --            --
                                                            ----------   ----------    ---------      --------
      Benefit obligation at end of year...................     1,876.3      1,967.6        493.3         443.2
                                                            ----------   ----------    ---------      --------
    Change in plan assets:
      Fair value of plan assets at beginning of year......     2,476.5      2,251.1       232.9          215.2
      Actual return on plan assets........................       132.6        281.5         0.3           17.7
      Employer contribution...............................        12.6         11.5        35.5             --
      Benefits paid.......................................      (113.6)      (108.4)       (7.3)            --
      Translation (loss) gain.............................        (2.3)         3.5          --             --
      Acquisition of subsidiary...........................          --         50.2          --             --
      Curtailment.........................................          --        (12.9)         --             --
                                                            ----------   ----------    ---------      --------
      Fair value of plan assets at end of year............     2,505.8      2,476.5       261.4          232.9
                                                            ----------   ----------    ---------      --------
Funded status.............................................       629.5        508.9      (231.9)        (210.3)
Unrecognized actuarial gain...............................      (400.6)      (366.0)     (139.7)        (182.8)
Unrecognized prior service cost...........................        24.2         39.1        (1.4)          (1.6)
Unrecognized net transition asset.........................        (6.3)       (11.8)         --             --
                                                            ----------   ----------    ---------      --------
Prepaid (accrued) benefit cost, net.......................  $    246.8   $    170.2    $ (373.0)      $ (394.7)
                                                            ==========   ==========    ========       ========
Amounts recognized in balance sheet consist of:
        Prepaid benefit cost..............................  $    396.4   $    299.4
        Accrued benefit liability.........................      (243.5)      (238.9)
        Intangible asset..................................         6.0          7.9
        Accumulated other comprehensive income............        87.9        101.8
                                                            ----------   ----------
Prepaid benefit cost, net................................. $     246.8   $    170.2
                                                           ===========   ==========

                      JOHN HANCOCK LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10--Pension Benefit Plans and Other Postretirement Benefit Plans
  (continued)

     The assumptions used in accounting for the Company's qualified and nonqualified benefit plans were as follows:

                                              Year Ended December 31,
                                       -------------------------------------
                                                                 Other
                                          Pension            Postretirement
                                          Benefits              Benefits
                                       ---------------       ---------------
                                        2000      1999       2000      1999
                                        ----      ----       ----      ----
Discount rate........................   7.25%     7.00%      7.25%     7.00%
Expected return on plan assets.......   9.00%     8.50%      9.00%     8.50%
Rate of compensation increase........   4.77%     4.77%      4.77%     4.77%

     For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter.

     For the prior valuation, an 5.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.25% in 2001 and remain at that level thereafter.

     The net periodic benefit (credit) cost related to the Company's qualified and nonqualified benefit plans includes the following components:


                                                                           Year Ended December 31,
                                                          -------------------------------------------------------------
                                                                                                Other postretirement
                                                                 Pension Benefits                    Benefits
                                                           -----------------------------    ---------------------------
                                                            2000       1999       1998       2000      1999       1998
                                                           -------    -------    -------    ------    ------     ------
                                                                                (In Millions)
Service cost...........................................    $  36.8    $  35.7    $  34.6    $  7.8    $  7.5     $  7.1
Interest cost..........................................      134.1      121.2      117.5      31.4      28.7       29.1
Expected return on plan assets.........................     (217.4)    (186.6)    (168.5)    (24.1)    (18.3)     (14.7)
Amortization of transition asset.......................      (12.7)     (12.1)     (11.7)       --        --         --
Amortization of prior service cost.....................        4.6        3.9        6.5      (0.2)     (0.2)      (0.3)
Recognized actuarial gain..............................      (10.9)      (8.1)      (2.6)     (8.8)     (8.5)      (7.8)
Other..................................................         --       (3.8)      (1.2)       --        --         --
                                                           -------    -------    -------    ------    ------     ------
  Net periodic benefit (credit) cost...................    $ (65.5)   $ (49.8)   $ (25.4)   $  6.1    $  9.2     $ 13.4
                                                           =======    =======    =======    ======    ======     ======

     Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:


                                                                                               1-Percentage     1-Percentage
                                                                                              Point Increase   Point Decrease
                                                                                              --------------  ----------------
                                                                                                       (In Millions)
Effect on total of service and interest costs in 2000 ...................................          $ 4.6           $ (2.2)
Effect on postretirement benefit obligations as of December 31, 2000 ....................           34.5            (29.9)

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 11--Commitments And Contingencies

     In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

     During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $172.8 million and $496.6 million at December 31, 2000 and 1999, respectively. Costs incurred related to the settlement were $140.2 million and $230.8 million, in 1999 and 1998, respectively. No such costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

     During 1996, management determined that is was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

     Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision.

Note 12--Shareholder's Equity

   (a) Common Stock

     As result of the demutualization, as described in Note 1, the Company was converted to a stock life insurance company and has one class of capital stock, common stock ($10,000 par value, 1,000 shares authorized). All of the outstanding common stock of the Company is owned by JHFS.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's equity  (continued)

     (b) Other Comprehensive Income

         The components of accumulated other comprehensive income are as follows:


                                                                               Foreign                 Accumulated
                                                                   Net         Currency     Minimum        Other
                                                                Unrealized    Translation   Pension    Comprehensive
                                                              Gains (Losses)  Adjustment   Liability      Income
                                                              --------------  -----------  ---------  ---------------
                                                                                (In Millions)
Balance at January 1, 1998..................................  $     520.3     $  (44.1)    $  (29.5)  $    446.7
Gross unrealized gains (losses) (net of deferred
 income tax benefit of $56.7 million).......................       (121.3)          --           --       (121.3)
Less reclassification adjustment for (gains)
 losses, realized in net income (net of tax
 expense of $61.4 million)..................................       (113.9)          --           --       (113.9)
Participating group annuity contracts (net of
 deferred income tax expense of $31.1 million)..............         57.7           --           --         57.7
Adjustment to deferred policy acquisition costs
 and present value of future profits (net of
 deferred income tax expense of $15.5 million)..............         28.9           --           --         28.9
                                                              -----------     --------     --------   ----------
Net unrealized gains (losses)...............................       (148.6)          --           --       (148.6)
Foreign currency translation adjustment.....................           --         (6.0)          --         (6.0)
 Minimum pension liability (net of deferred
 income tax benefit of $6.2 million)........................           --           --         (8.8)        (8.8)
                                                              -----------     --------     --------   ----------
Balance at December 31, 1998................................  $     371.7     $  (50.1)    $  (38.3)  $    283.3
                                                              -----------     --------     --------   ----------

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity (continued)



                                            Foreign                 Accumulated
                               Net         Currency     Minimum        Other
                            Unrealized    Translation   Pension    Comprehensive
                          Gains (Losses)  Adjustment   Liability      Income
                          --------------  -----------  ---------  --------------
                                              (in millions)
Balance at December
 31, 1998................    $ 371.7        $(50.1)     $(38.3)      $ 283.3
Gross unrealized gains
 (losses) (net of
 deferred income tax
 benefit of $275.6
 million)................     (503.9)           --          --        (503.9)
Less reclassification
 adjustment for
 (gains) losses,
 realized in net
 income (net of tax
 expense of $5.4
 million)................      (10.0)           --          --         (10.0)
Participating group
 annuity contracts
 (net of deferred
 income tax expense of
 $40.1 million)..........       74.6            --          --          74.6
Adjustment to deferred
 policy acquisition
 costs and present
 value of future
 profits (net of
 deferred income tax
 expense of $71.3
 million)................      132.3            --          --         132.3
                             -------        ------      ------       -------
Net unrealized gains
 (losses)................     (307.0)           --          --        (307.0)
Foreign currency
 translation
 adjustment..............         --          16.9          --          16.9
Minimum pension
 liability (net of
 deferred income tax
 benefit of $12.3
 million)................         --            --       (22.9)        (22.9)
                             -------        ------      ------       -------
Balance at December
31, 1999.................    $  64.7        $(33.2)     $(61.2)      $ (29.7)
                             -------        ------      ------       -------
Gross unrealized gains
 (losses) (net of
 deferred income tax
 expense of $37.1
 million)................       46.2                                    46.2
Less reclassification
 adjustment for
 (gains) losses,
 realized in net
 income (net of tax
 benefit of $62.0
 million)................      115.2                                   115.2
Participating group
 annuity contracts
 (net of deferred
 income tax benefit
 of $3.6 million)........       (6.8)                                   (6.8)
Adjustment to deferred
  policy acquisition
  costs and present value
  of future profits (net
  of deferred income tax
  benefit of $17.5
  million)...............      (32.6)                                  (32.6)
                             -------                                 -------
Net unrealized gains
 (losses)................      122.0                                   122.0
Foreign currency
 translation
 adjustment..............                    (19.1)                    (19.1)
Minimum pension
 liability (net of
 deferred income tax
 expense of $4.4
 million)................                                  8.2           8.2
Minority interest........       (3.9)         (0.6)                     (4.5)
                             -------        ------      ------       -------
Balance at December
 31, 2000................    $ 182.8        $(52.9)     $(53.0)      $  76.9
                             =======        ======      ======       =======

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity  (continued)

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of shareholder's equity, are summarized as follows:

                                                         Year Ended
                                                 ---------------------------
                                                   2000      1999      1998
                                                 --------  --------  -------
                                                        (in millions)
Balance, end of year comprises:
  Unrealized investment gains (losses) on:
   Fixed maturities............................  $ 207.5   $(191.7)   $ 730.6
   Equity investments..........................    265.3     144.0      239.0
   Derivatives and other.......................   (149.1)    110.8     (111.5)
                                                 -------   -------    -------
Total..........................................    323.7      63.1      858.1
Amounts of unrealized investment (gains) losses
 attributable to:
  Participating group annuity contracts........    (34.4)    (24.0)    (138.7)
  Deferred policy acquisition cost and present
  value of future profits......................     10.0      60.1     (143.5)
  Deferred federal income taxes................   (112.6)    (34.5)    (204.2)
  Minority interest............................     (3.9)       --         --
                                                 -------   -------    -------
Total..........................................   (140.9)      1.6     (486.4)
                                                 -------   -------   --------
Net unrealized investment gains................  $ 182.8   $  64.7    $ 371.7
                                                 =======   =======   ========

  (c) Statutory Results

     The Company and its domestic insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above. Since 1988, the Commonwealth of Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Commonwealth of Massachusetts Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

     In addition, during 2000 and 1999, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record its Asset Valuation Reserve in excess of the prescribed maximum reserve level by $36.7 million and $48.0 million at December 31, 2000 and 1999, respectively. There are no other material permitted practices.

     Statutory net income and surplus include the accounts of the Company and its variable life insurance subsidiary, John Hancock Variable Life Insurance Company, including its wholly-owned subsidiary, Investors Partner Life Insurance Company, and Investors Guaranty Life Insurance Company.


                                                   2000      1999       1998
                                                 --------  --------  ----------
                                                         (in millions)
Statutory net income..........................   $  617.6  $  573.2   $  627.3
Statutory surplus.............................    3,700.5   3,456.7    3,388.7

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 12--Shareholder's Equity (continued)

     Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of the Massachusetts Division of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Massachusetts Division of Insurance, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 13--Segment Information

     The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

     Retail-Protection Segment. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and retail and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

     Retail-Asset Gathering Segment. Offers individual annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, and 401(k) services. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

     Institutional-Guaranteed and Structured Financial Products (G&SFP) Segment. Offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals.

     Institutional-Investment Management Segment. Offers a wide range of investment management products and services to institutional investors covering a variety of private and publicly traded asset classes including fixed income, equity, mortgage loans, and real estate. This segment distributes its products through a combination of dedicated sales and marketing professionals, independent marketing specialists, and investment professionals.

     Corporate and Other Segment. Primarily consists of the Company's international insurance operations, certain corporate operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments and certain non-recurring expenses not allocated to the segments. The disposed businesses primarily consist of group health insurance and related group life insurance, property and casualty insurance and selected broker/dealer operations.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

     Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment gains or losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

     Amounts reported as segment adjustments in the tables below primarily relate to: (i) certain realized investment gains (losses), net of related amortization adjustment for deferred policy acquisition costs and amounts credited to participating pension contractholder accounts (the adjustment for realized investment gains (losses) excludes gains and losses from mortgage securitizations and investments backing short-term funding agreements because management views the related gains and losses as an integral part of the core business of those operations); (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems, retail operations and mutual fund operations; (iv) the surplus tax on mutual life insurance companies which as a stock company is no longer applicable to the Company; (v) a fourth quarter 1999 charge for uncollectible reinsurance related to certain assumed reinsurance business; (vi) a fourth quarter 1999 charge for a group pension dividend resulting from demutualization related asset transfers and the formation of a corporate account; (vii) a charge for certain one time costs associated with the demutualization process; and (viii) cumulative effect of accounting change.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)

     The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):


                                                                  Retail                   Institutional  Corporate
                                                      Retail      Asset     Institutional   Investment       and
2000                                                Protection  Gathering       G&SFP       Management      Other      Consolidated
----                                                ----------  ---------   -------------  -------------  ---------    ------------
Revenues:
 Segment revenues................................   $ 1,529.7   $ 1,195.9     $ 2,409.4       $  212.0    $ 1,707.6     $ 7,054.6
 Realized investment gains (losses), net.........       (18.2)       15.4         (64.7)           7.1        152.8          92.4
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Revenues........................................   $ 1,511.5   $ 1,211.3     $ 2,344.7       $  219.1    $ 1,860.4     $ 7,147.0
                                                    =========   =========     =========       ========    =========     =========
 Net investment income...........................   $   604.7   $   445.8     $ 1,741.9       $   22.7    $   435.9     $ 3,251.0
Net Income:
 Segment after-tax operating income..............       252.2       128.8         211.6           46.8        104.0         743.4
 Realized investment gains (losses), net.........       (11.5)       18.6         (40.5)           4.4         93.5          64.5
 Restructuring charges...........................        (6.7)       (1.4)         (2.6)            --         (1.3)        (12.0)
 Surplus tax.....................................        20.8         0.6           6.5             --         18.1          46.0
 Demutualization expenses........................         1.6         0.4           0.4             --          0.1           2.5
 Other demutualization related costs.............        (6.8)       (1.3)         (1.7)            --         (0.2)        (10.0)
 Group pension dividend transfer.................          --          --           5.7             --           --           5.7
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Net income......................................   $   249.6   $   145.7     $   179.4       $   51.2    $   214.2     $   840.1
                                                    =========   =========     =========       ========    =========     =========
Supplemental Information:
 Inter-segment revenues..........................          --          --            --       $   39.1    $   (39.1)           --
 Equity in net income of investees accounted
  for by the equity method.......................   $     7.5   $     3.5     $    11.2           16.8        104.8     $   143.8
 Amortization of deferred policy acquisition
  costs..........................................        55.6        78.8           2.6             --         46.8         183.8
 Interest expense................................         1.1         3.5            --           12.1         46.7          63.4
 Income tax expense..............................        88.6        57.9          78.3           35.2         84.4         344.4
 Segment assets..................................    27,049.9    14,067.2      31,161.1        3,124.5     12,378.1      87,780.8
Net Realized Investment Gains Data:
 Net realized investment (losses) gains..........       (34.3)       18.8         (57.8)          10.3        152.9          89.9
 Add capitalization/less amortization of deferred
  policy acquisition costs related to net
  realized investment gains (losses).............         4.4        (3.5)           --             --           --           0.9
  Less amounts credited to participating pension
  contractholder accounts........................          --          --          (6.9)            --           --          (6.9)
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Net realized investment (losses) gains, net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements..............       (29.9)       15.3         (64.7)          10.3        152.9          83.9
 Less realized investment (losses) gains
  attributable to mortgage securitizations.......          --          --            --            3.2           --           3.2
 Net realized investment gains in the closed
  block..........................................        11.7          --            --             --           --          11.7
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Realized investment (losses) gains, net-pre-tax
  adjustment made to calculate segment operating
  income.........................................       (18.2)       15.3         (64.7)           7.1        152.9          92.4
 Less income tax effect..........................         6.7         3.3          24.2           (2.7)       (59.4)        (27.9)
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Realized investment (losses) gains,
  net-after-tax adjustment made to calculate
  segment operating income.......................   $   (11.5)  $    18.6     $   (40.5)      $    4.4    $    93.5     $    64.5
                                                    =========   =========     =========       ========    =========     =========

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)


                                                                  Retail                   Institutional
                                                      Retail      Asset     Institutional   Investment    Corporate
1999                                                Protection  Gathering       G&SFP       Management    and Other    Consolidated
----                                                ----------  ---------   -------------  -------------  ---------    ------------
Revenues:
 Segment revenues................................   $ 2,756.9   $ 1,057.3     $ 2,021.8       $  189.9    $ 1,310.5     $ 7,336.4
 Realized investment gains (losses), net.........       173.6       (11.0)         93.3            3.1        (56.1)        202.9
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Revenues........................................   $ 2,930.5   $ 1,046.3     $ 2,115.1       $  193.0    $ 1,254.4     $ 7,539.3
                                                    =========   =========     =========       ========    =========     =========
 Net investment income...........................   $ 1,101.9   $   388.6     $ 1,681.3       $   45.9    $   350.8     $ 3,568.5
Net Income:
 Segment after-tax operating income..............       188.7       115.1         201.7           37.3         67.8         610.6
 Realized investment gains (losses), net.........       108.6        (6.9)         58.4            2.0        (42.1)        120.0
 Class action lawsuit............................          --          --            --             --        (91.1)        (91.1)
 Restructuring charges...........................        (8.6)       (7.3)         (0.6)            --         (0.5)        (17.0)
 Surplus tax.....................................       (12.5)       (1.0)         (6.5)            --         (2.2)        (22.2)
 Workers' compensation reinsurance reserves......          --          --            --             --       (133.7)       (133.7)
 Group pension dividend transfer.................          --          --        (205.8)            --           --        (205.8)
 Demutualization expenses........................       (61.3)      (13.0)        (16.1)            --         (3.2)        (93.6)
 Other demutualization related costs.............        (4.6)       (0.9)         (1.1)            --         (0.2)         (6.8)
 Cumulative effect of accounting change..........          --        (9.6)           --           (0.1)          --          (9.7)
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Net income......................................   $   210.3   $    76.4     $    30.0       $   39.2    $  (205.2)    $   150.7
                                                    =========   =========     =========       ========    =========     =========
Supplemental Information:
 Inter-segment revenues..........................          --          --            --       $   43.6    $   (43.6)           --
 Equity in net income of investees accounted for
  by the equity method...........................   $    46.2   $    (0.3)    $    14.3            3.5          1.4     $    65.1
 Amortization of deferred policy acquisition
  costs..........................................        69.2        53.5           3.1             --         38.4         164.2
 Interest expense................................         0.7         6.2            --            5.3         57.9          70.1
 Income tax expense (credit).....................       138.9        51.9          (7.5)          26.5       (111.9)         97.9
 Segment assets..................................    25,372.1    14,297.2      30,370.5        3,531.4     11,017.2      84,588.4
Net Realized Investment Gains Data:
 Net realized investment gains (losses)..........       228.4       (16.1)         97.4            6.6        (55.3)        261.0
 Less amortization of deferred policy acquisition
  costs related to net realized investment
  (losses) gains.................................       (54.8)        5.1            --             --         (0.8)        (50.5)
 Less amounts credited to participating pension
  contractholder accounts........................          --          --         (35.3)            --           --         (35.3)
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Net realized investment gains (losses), net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements..............       173.6       (11.0)         62.1            6.6        (56.1)        175.2
 Less realized investment (losses) gains
  attributable to mortgage securitizations and
  investments backing short-term funding
  agreements.....................................          --          --         (31.2)           3.5           --         (27.7)
 Less gain on sale of business...................          --          --            --             --        (33.0)        (33.0)
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Realized investment gains (losses), net-pre-tax
  adjustment made to calculate segment operating
  income.........................................       173.6       (11.0)         93.3            3.1        (89.1)        169.9
 Less income tax effect..........................       (65.0)        4.1         (34.9)          (1.1)        47.0         (49.9)
                                                    ---------   ---------     ---------       --------    ---------     ---------
 Realized investment gains (losses),
  net-after-tax adjustment made to calculate
  segment operating income.......................   $   108.6   $    (6.9)    $    58.4       $    2.0    $   (42.1)    $   120.0
                                                    =========   =========     =========       ========    =========     =========

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)



                                                                   Retail                   Institutional
                                                       Retail      Asset     Institutional   Investment    Corporate
1998                                                 Protection  Gathering       G&SFP       Management    and Other   Consolidated
----                                                 ----------  ---------   -------------  -------------  ---------   ------------
Revenues:
 Segment revenues.................................   $ 2,667.6   $ 1,015.3     $ 1,731.2      $  143.9     $1,103.9     $ 6,661.9
 Realized investment gains, net...................        75.3        18.3          30.7           0.2         23.7         148.2
                                                     ---------   ---------     ---------      --------     --------     ---------
 Revenues.........................................   $ 2,742.9   $ 1,033.6     $ 1,761.9      $  144.1     $1,127.6     $ 6,810.1
                                                     =========   =========     =========      ========     ========     =========
 Net investment income............................   $ 1,061.2   $   378.0     $ 1,576.3      $   24.1     $  288.4     $ 3,328.0
Net Income:
 Segment after-tax operating income...............   $   166.1   $   111.1     $   145.7      $   15.4     $   56.3     $   494.6
 Realized investment gains, net...................        49.0        12.0          17.2           0.1         15.4          93.7
 Class action lawsuit.............................          --          --            --            --       (150.0)       (150.0)
 Surplus tax......................................        11.7         0.3           2.0            --          1.5          15.5
 Demutualization expenses.........................        (7.9)       (1.8)         (1.5)           --         (0.5)        (11.7)
                                                     ---------   ---------     ---------      --------     --------     ---------
 Net income.......................................   $   218.9   $   121.6     $   163.4      $   15.5     $  (77.3)    $   442.1
                                                     =========   =========     =========      ========     ========     =========
Supplemental Information:
 Inter-segment revenues...........................          --          --            --      $   34.3     $  (34.3)           --
 Equity in net income of investees accounted for
  by the equity method............................   $    54.9          --     $    12.7           0.9          1.5     $    70.0
 Amortization of deferred policy acquisition costs       153.9   $    46.8           3.7            --         45.3         249.7
 Interest expense.................................         0.3         8.5            --           7.0         60.9          76.7
 Income tax expense (credit)......................        82.1        61.5          67.9          10.7        (48.1)        174.1
 Segment assets...................................    25,684.2    12,715.7      29,315.2       3,439.6      5,792.5      76,947.2
Net Realized Investment Gains Data:
 Net realized investment gains (losses)...........       112.9        21.9          72.1          (4.2)        23.7         226.4
 Less amortization of deferred policy acquisition
  costs related to net realized investment
  (losses) gains..................................       (37.6)       (3.6)           --            --           --         (41.2)
 Less amounts credited to participating pension
  contractholder accounts.........................          --          --         (79.1)           --           --         (79.1)
                                                     ---------   ---------     ---------      --------     --------     ---------
 Net realized investment gains (losses), net of
  related amortization of deferred policy
  acquisition costs and amounts credited to
  participating pension contractholders--per
  consolidated financial statements...............        75.3        18.3          (7.0)         (4.2)        23.7         106.1
 Less realized investment (losses) gains
  attributable to mortgage securitizations and
  investments backing short-term funding
  agreements......................................          --          --         (37.7)         (4.4)          --         (42.1)
 Realized investment gains, net-pre-tax adjustment
  made to calculate segment operating income......        75.3        18.3          30.7           0.2         23.7         148.2
 Less income tax effect...........................       (26.3)       (6.3)        (13.5)         (0.1)        (8.3)        (54.5)
                                                     ---------   ---------     ---------      --------     --------     ---------
 Realized investment gains, net-after-tax
  adjustment made to calculate segment operating
  income..........................................   $    49.0   $    12.0     $    17.2      $    0.1     $   15.4     $    93.7
                                                     =========   =========     =========      ========     ========     =========

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 13--Segment Information (continued)

  The Company operates primarily in the United States, Canada and the Pacific Rim (China, Indonesia, Malaysia, the Philippines, Singapore, and Thailand). The following table summarizes selected financial information by geographic location for the year ended or at December 31:

                                                                          Income Before
                                                                     Income Taxes, Minority
                                                                     Interest and Cumulative
                                             Long-lived                     Effect of
Location                           Revenues    Assets     Assets        Accounting Change
--------                           --------  ----------  ---------  ------------------------
                                                       (in millions)
2000
United States...................   $5,823.7    $424.8    $77,978.9          $1,130.7
Canada..........................    1,078.6      30.4      9,357.8              58.5
Foreign--other..................      244.7       3.4        444.1               5.9
                                   --------    ------    ---------          --------
 Total..........................   $7,147.0    $458.6    $87,780.8          $1,195.1
                                   ========    ======    =========          ========

1999
United States...................   $6,560.7    $440.0    $75,777.6          $  211.7
Canada..........................      741.9      28.8      8,461.7              41.8
Foreign--other..................      236.7       2.2        349.1               6.4
                                   --------    ------    ---------          --------
 Total..........................   $7,539.3    $471.0    $84,588.4          $  259.9
                                   ========    ======    =========          ========

1998
United States...................   $6,069.5    $442.5    $71,725.1          $  585.1
Canada..........................      512.0      24.9      4,941.6              30.2
Foreign--other..................      228.6       2.1        280.5               2.0
                                   --------    ------    ---------          --------
 Total..........................   $6,810.1    $469.5    $76,947.2          $  617.3
                                   ========    ======    =========          ========

  The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

Note 14--Fair Value of Financial Instruments

  The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

  The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

  Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14--Fair Value of Financial Instruments (continued)

  The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

  The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

  The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Carrying amounts for commercial paper and short-term borrowings approximate fair value.

  Fair values for the Company's guaranteed investment contracts and funding agreements are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

  The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

  The fair value for commitments approximates the amount of the initial commitment.

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 14--Fair Value of Financial Instruments (continued)

  The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                                        December 31,
                                                                        ---------------------------------------------
                                                                                2000                    1999
                                                                        ---------------------   ---------------------
                                                                        Carrying      Fair      Carrying       Fair
                                                                          Value       Value       Value        Value
                                                                        ----------  ---------   ----------  ---------
                                                                                        (in millions)
Assets:
  Fixed maturities:
    Held-to-maturity................................................    $11,888.6   $11,651.2   $13,790.2   $13,438.7
    Available-for-sale..............................................     16,023.5    16,023.5    16,959.2    16,959.2
  Equity securities:
    Available-for-sale..............................................      1,094.9     1,094.9     1,230.2     1,230.2
    Trading securities..............................................        231.6       231.6        84.1        84.1
  Mortgage loans on real estate.....................................      8,968.9     9,350.6    10,733.0    10,681.8
  Policy loans......................................................        428.6       428.6     1,938.8     1,938.8
  Short-term investments............................................        151.9       151.9       166.9       166.9
  Cash and cash equivalents.........................................      2,841.2     2,841.2     1,797.7     1,797.7
Liabilities:
  Debt..............................................................        779.3       771.5       990.7       962.8
  Guaranteed investment contracts and
   funding agreements...............................................     14,333.9    13,953.8    13,109.3    12,709.1
  Fixed rate deferred and immediate annuities.......................      5,195.2     5,101.3     4,801.1     4,656.9
  Supplementary contracts Without life contingencies................         60.0        63.1        56.6        55.7

Derivatives assets/(liabilities) relating to:
  Futures contracts, net............................................        (16.2)      (16.2)       31.3        31.3
  Interest rate swap agreements.....................................       (178.2)     (176.1)       82.9       (18.3)
  Interest rate swap CMT............................................           --        (5.2)         --          --
  Interest rate cap agreements......................................          2.2         2.2         5.8         5.8
  Interest rate floor agreements....................................         59.0        59.0         0.1         0.1
  Interest rate swaption agreements.................................         (1.3)       (1.3)       (3.6)       (3.6)
  Currency rate swap agreements.....................................         11.4      (461.6)        9.1       (48.3)
  Equity collar agreements..........................................         11.7        11.7        53.0        53.0

Commitments.........................................................           --    (1,843.9)         --    (1,273.5)

                       JOHN HANCOCK LIFE INSURANCE COMPANY

Note 15--Stock Compensation Plans

  On January 5, 2000, the Company, as sole shareholder of JHFS, approved and adopted the 1999 Long-Term Stock Incentive Plan (the Incentive Plan), which originally had been approved by the Board of Directors of the Company on August 31, 1999. Under the Incentive Plan, which became effective on February 1, 2000, the effective date of the Plan of Reorganization of the Company, options of JHFS common stock granted may be either non-qualified options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The Incentive Plan objectives include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire JHFS's common stock.

  The maximum number of shares of JHFS common stock available under the Incentive Plan is 5% of the total number of shares of common stock that were outstanding following the IPO. In addition, no more than 4% of these shares shall be available for awards of incentive stock options under the Incentive Plan, and no more than 1% of these shares shall be available for stock awards, which includes non-vested stock. The aggregate number of shares that may be covered by awards for any one participant over the period that the Incentive Plan is in effect shall not exceed 1% of these shares. Subject to these overall limits, there is no annual limit on the number of stock options or stock awards that may be granted in any one year.

  The Incentive Plan has options exercisable at March 13, 2001 and 2002, June 12, 2001 and 2002, and August 14, 2001 and 2002. JHFS has granted 4.6 million options to employees of the Company as of December 31, 2000. Options outstanding under the Incentive Plan were granted at a price equal to the market value of the stock on the date of grant, vest over a two-year period, and expire five years after the grant date.

  The status of JHFS stock options granted to employees of the Company under the Long-Term Stock Incentive Plan is summarized below as of December 31:

                                                                 Number of Shares   Weighted-average
                                                                  (in thousands)     exercise price
                                                                 ----------------  ------------------
Outstanding at February 1, 2000..............................             --             $   --
 Granted.....................................................        4,618.4              14.06
 Exercised...................................................            0.2              13.94
 Canceled....................................................          311.6              13.94
                                                                     -------             ------
Outstanding at December 31, 2000.............................        4,306.6              14.07

Options exercisable at:
 March 13, 2001..............................................        2,125.3              13.94
 June 12, 2001...............................................            6.3              23.37
 August 14, 2001.............................................           21.7              23.75
 March 13, 2002..............................................        2,125.3              13.94
 June 12, 2002...............................................            6.3              23.37
 August 14, 2002.............................................           21.7              23.75

  The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 15--Stock Compensation Plans  (continued)

  The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the JHFS stock options granted to employees of the Company have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

  The estimated weighted-average grant date fair value per share of stock options granted during 2000 using the Black-Scholes option valuation model was $3.66. The fair value of options granted in 2000 is estimated on the date of grant using the following assumptions: dividend yield of 1.8%, expected volatility of 24%, risk-free interest rate range of 4.8% to 5.6% depending on grant date, and an expected life ranging from 2 to 5 years.

  For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                      For The Period
                                         February             Year Ended
                                          through          December 31, 2000
                                     December 31, 2000   Pro Forma (unaudited)
                                     -----------------  -----------------------
                                                  (in millions)

Net income:
 As reported.......................       $796.1                $840.1
 Pro forma (unaudited).............        792.4                 835.8

  At December 31, 2000, JHFS had 4.3 million stock options outstanding to employees of the Company with a weighted-average remaining contractual life of
4.2 years and a weighted-average exercise price of $14.07. As of December 31, 2000, there were 21,707 options exercisable, which represent grants to employees of the Company who subsequently retired. Employees of the Company who retire with outstanding options immediately vest and have a maximum of one year to exercise.

  On March 13, 2000, JHFS granted 291,028 shares of non-vested stock to key personnel of the Company at a weighted-average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The total grant-date exercise price of the non-vested stock granted from February 1, 2000 through December 31, 2000 is $4.2 million. During the third and fourth quarters of 2000, 50,837 shares of non-vested stock were forfeited with a total grant date exercise price of $0.7 million.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

Note 16--Subsequent Events

  On February 8, 2001, the Company signed letters of intent to reinsure 50% of the business in the Closed Block, effective January 1, 2001. The effect of the reinsurance will be to lower the Company's statutory risk based capital requirements and to raise its statutory risk based capital ratio. This will provide greater statutory capital flexibility for the Company. There will be no effect on policyholder dividends, nor will the immediate effect on earnings be material, as the reinsurance treaties will not meet the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long Duration Contracts." Final treaties with two reinsurers are expected to be signed by the end of the first quarter of 2001. The reinsurance agreements result in making several hundred million dollars in statutory capital available for further business development or other purposes.

  In March 2001, the Company announced the sale of the retirement plan record-keeping business operated out of the mutual fund subsidiary of the Company, John Hancock Funds. It is estimated that an after-tax charge of approximately $9 million will be recorded in the first quarter of 2001 and that the Company will initially sever 31 employees with additional severances planned. The Company will continue to manage the assets of the business, the purchaser will assume the record-keeping and support responsibilities.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                            excluding Closed Block
                            As of December 31, 2000
                                 (in millions)


                                                              Amount at Which
                                                                Shown in the
                                                                Consolidated
          Type of Investment             Cost (2)   Value      Balance Sheet
          ------------------             --------   -----     ---------------

Fixed maturity securities, available-
  for-sale:
Bonds:
United States government and government
 agencies and authorities...............     243.2     247.9          247.9
States, municipalities and political
 subdivisions...........................     126.6     126.7          126.7
Foreign governments.....................   1,386.4   1,453.8        1,453.8
Public utilities........................   1,051.4   1,085.0        1,085.0
Convertibles and bonds with warrants
 attached...............................     250.9     258.4          258.4
All other corporate bonds...............  12,123.4  12,263.9       12,264.0
Certificates of deposits................       0.0       0.0            0.0
Redeemable preferred stock..............     608.4     587.8          587.8
                                          --------  --------       --------
Total fixed maturity securities,
 available-for-sale.....................  15,790.3  16,023.5       16,023.6
                                          --------  --------       --------

Equity securities, available-for-sale:
Common stocks:
Public utilities........................       4.7       5.5            5.5
Banks, trust and insurance companies....       1.9       2.8            2.8
Industrial, miscellaneous and all other.     703.1     968.9          968.9
Non-redeemable preferred stock..........     120.9     117.7          117.7
                                          --------  --------       --------
Total equity securities,
 available-for-sale.....................     830.6   1,094.9        1,094.9
                                          --------  --------       --------

Fixed maturity securities, held-to-maturity:
Bonds:
United States government and government
 agencies and authorities...............      32.5      33.2           32.5
States, municipalities and political
 subdivisions...........................     717.4     701.3          717.4
Foreign governments.....................       5.6      10.2            5.6
Public utilities........................     973.2     901.3          973.2
Convertibles and bonds with warrants
 attached...............................     174.2     149.0          174.2
All other corporate bonds...............   9,985.7   9,856.2        9,985.7
Certificates of deposits................       0.0       0.0            0.0
Redeemable preferred stock..............       0.0       0.0            0.0
                                          --------  --------       --------
Total fixed maturity securities,
 held-to-maturity.......................  11,888.6  11,651.2       11,888.6
                                          --------  --------       --------

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                    SCHEDULE I -- SUMMARY OF INVESTMENTS --
            OTHER THAN INVESTMENTS IN RELATED PARTIES--(CONTINUED)
                            excluding Closed Block
                            As of December 31, 2000
                                 (in millions)



                                                                Amount at Which
                                                                  Shown in the
                                                                  Consolidated
          Type of Investment               Cost (2)   Value      Balance Sheet
          ------------------               --------   -----     ---------------

Equity securities, trading:
Common stocks:
Public utilities..........................      7.1       8.6            8.6
Banks, trust and insurance companies......     14.9      24.6           24.6
Industrial, miscellaneous and all other...    171.4     198.4          198.4
Non-redeemable preferred stock............      0.0       0.0            0.0
Total equity securities, trading..........    193.4     231.6          231.6
                                           --------  --------       --------

Mortgage loans on real estate, net (1)....  9,038.9      XXXX        8,968.9
Real estate, net:
Investment properties (1).................    386.8      XXXX          373.6
Acquired in satisfaction of debt (1)......    175.7      XXXX          145.4
Policy loans..............................    428.6      XXXX          428.6
Other long-term investments (2)...........  1,353.0      XXXX        1,353.0
Short-term investments....................    151.9      XXXX          151.9
                                           --------  --------       --------
 Total investments........................ 40,237.8  29,001.3       40,660.0
                                           ========  ========       ========

(1) Difference from Column B is primarily due to valuation allowances due to impairments on mortgage loans on real estate and due to accumulated depreciation and valuation allowances due to impairments on real estate. See note 3 to the consolidated financial statements.
(2) Difference from Column B is primarily due to operating gains (losses) of investments in limited partnerships.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

  As of December 31, 2000, 1999 and 1998 and for each of the years then ended
                                 (in millions)


                                                    Future Policy                      Other
                                       Deferred       Benefits,                       Policy
                                        Policy      Losses, Claims                  Claims and
                                      Acquisition      And Loss       Unearned       Benefits     Premium
     Segment                             Costs         Expenses      Premiums(1)    Payable(1)    Revenue
     -------                          ------------  ---------------  ------------   -----------   -------
2000:
Protection..........................   $1,466.8       $ 4,814.4         $262.6       $ 33.5        $430.6
Asset Gathering.....................      558.2         5,619.9                        (4.5)         63.4
Guaranteed & Structured.............
Financial Products..................        8.5        21,944.2           60.4          0.7         620.3
Investment Management...............          -               -              -            -             -
Corporate & Other...................      355.0         6,471.6          348.3        224.0       1,076.1
                                       --------       ---------         ------       ------      --------
 Total..............................   $2,388.5       $38,850.1         $671.3       $253.7      $2,190.4

1999:
Protection..........................   $2,291.6       $15,035.0         $217.4       $112.1      $1,291.0
Asset Gathering.....................      521.5         5,166.8              -          0.2          17.2
Guaranteed & Structured.............
Financial Products..................        8.4        20,310.4           56.1          0.5         298.2
Investment Management...............          -               -              -            -             -
Corporate & Other...................      321.2         6,629.1          216.7        246.1         804.9
                                       --------       ---------         ------       ------      --------
 Total..............................   $3,142.7       $47,141.3         $490.2       $358.9      $2,411.3

1998:
Protection..........................   $2,017.6       $14,093.6         $219.5       $ 85.5      $1,262.5
Asset Gathering.....................      425.2         4,850.0              -          0.2          19.8
Guaranteed & Structured.............
Financial Products..................        8.7        19,366.4           48.4          0.3         121.4
Investment Management...............          -               -              -            -             -
Corporate & Other...................      251.0         3,865.0          105.9        800.3         705.3
                                       --------       ---------         ------       ------      --------
 Total..............................   $2,702.5       $42,175.0         $373.8       $886.3      $2,109.0

                      JOHN HANCOCK LIFE INSURANCE COMPANY

  As of December 31, 2000, 1999 and 1998 and for each of the years then ended
                                 (in millions)

                                                                   Amortization of
                                                   Benefits,       Deferred Policy
                                               Claims, Losses,    Acquisition Costs,
                                      Net            and          Excluding Amounts       Other
                                  Investment      Settlement     Related to Realized    Operating
       Segment                      Income         Expenses        Investment Gains      Expenses
       -------                    ----------   ---------------   -------------------    ---------
2000:
Protection......................   $  604.8        $  633.5             $ 55.5           $  395.8
Asset Gathering.................      445.8           371.3               78.8              557.4
Guaranteed & Structured.........
Financial Products..............    1,741.9         1,963.5                2.6               77.5
Investment Management...........       22.7               -                  -              132.7
Corporate & Other...............      435.8         1,124.2               46.9              344.3
                                   --------        --------             ------           --------
 Total..........................   $3,251.0        $4,092.5             $183.8           $1,507.7

1999:
Protection......................   $1,101.9        $1,595.0             $ 69.2           $  401.2
Asset Gathering.................      388.6           299.3               53.5              542.1
Guaranteed & Structured.........
Financial Products..............    1,681.3         1,959.9                3.1               88.1
Investment Management...........       45.9               -                  -              127.2
Corporate & Other...............      350.8         1,278.8               38.4              225.8
                                   --------        --------             ------           --------
 Total..........................   $3,568.5        $5,133.0             $164.2           $1,384.4

1998:
Protection......................   $1,061.2        $1,424.4             $165.4           $  418.3
Asset Gathering.................      378.0           296.3               46.8              504.9
Guaranteed & Structured.........
Financial Products..............    1,576.3         1,411.5                3.7               92.6
Investment Management...........       24.1               -                  -              117.8
Corporate & Other...............      288.4           950.4               45.3              224.2
                                   --------        --------             ------           --------
 Total..........................   $3,328.0        $4,082.6             $261.2           $1,357.8

(1) Unearned premiums and other policy claims and benefits payable are included in Column C amounts.

(2) Allocations of net investment income and certain operating expenses are based on a number of assumptions and estimates, and reporting operating results would change by segment if different methods were applied.

                      JOHN HANCOCK LIFE INSURANCE COMPANY

                          SCHEDULE IV -- REINSURANCE

 As of December 31, 2000, 1999 and 1998 and for each of the years then ended:
                                 (in millions)

                                                                                                         Percentage
                                                               Ceded to       Assumed                    of Amount
                                                   Gross         Other       from Other                   Assumed
                                                  Amount       Companies     Companies     Net Amount      to Net
                                                  ------       ---------     ----------    ----------    ----------
2000
Life insurance in force......................   346,720.6      $91,827.1     $27,489.1     $282,382.6         9.7%
                                               ----------      ---------     ---------     ----------      ======
Premiums:
Life insurance...............................  $  1,818.8      $   370.6     $    23.9     $  1,472.1         1.6%
Accident and health insurance................     1,338.6        1,061.5         441.2          718.3        61.4%
P&C..........................................          --             --            --             --         0.0%
                                               ----------      ---------     ---------     ----------      ------
  Total......................................  $  3,157.4      $ 1,432.1     $   465.1     $  2,190.4        21.2%
                                               ==========      =========     =========     ==========      ======

1999
Life insurance in force......................  $380,019.3      $83,232.3     $29,214.6     $326,001.6         9.0%
                                               ----------      ---------     ---------     ----------      ======
Premiums:
Life insurance...............................  $  2,292.8      $   468.5     $   139.4     $  1,963.7         7.1%
Accident and health insurance................     1,142.4          868.2         173.1          447.3        38.7%
P&C..........................................          --             --            --            0.3       100.0%
                                               ----------      ---------     ---------     ----------      ------
  Total......................................  $  3,435.2      $ 1,336.7     $   312.8     $  2,411.3        13.0%
                                               ==========      =========     =========     ==========      ======

1998
Life insurance in force......................  $324,597.7      $88,662.6     $29,210.1     $265,145.2        11.0%
                                               ----------      ---------     ---------     ----------      ======
Premiums:
Life insurance...............................  $  1,871.9      $   327.6     $   221.0     $  1,765.3        12.5%
Accident and health insurance................       956.5          743.7         130.9          343.7        38.1%
P&C..........................................         7.1            9.0           1.9                        0.0%
                                               ----------      ---------     ---------     ----------      ------
  Total......................................  $  2,835.5      $ 1,080.3     $   353.8     $  2,109.0        16.8%
                                               ==========      =========     =========     ==========      ======

Note: The life insurance caption represents principally premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

                                         Audited Financial Statements


                                         John Hancock Variable
                                         Annuity Account U


                                         Year ended December 31, 2000

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                         AUDITED FINANCIAL STATEMENTS


                         Year ended December 31, 2000


                                   Contents


Report of Independent Auditors..............................................


Audited Financial Statements


Statement of Assets and Liabilities.........................................
Statements of Operations....................................................
Statements of Changes in Net Assets.........................................
Notes to Financial Statements...............................................

                        Report of Independent Auditors

To the Contractowners of
John Hancock Variable Annuity Account U
  of John Hancock Life Insurance Company

We have audited the accompanying statement of assets and liabilities of John Hancock Variable Annuity Account U (the Account) (comprising of, respectively, the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced (formerly, International Balanced), Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond, Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Large Cap Aggressive Growth, Small/ Mid Cap Value, Large Cap Value CORE, International Equity, Mid Cap Blend, Aggressive Balanced, Fundamental Growth (formerly, Fundamental Mid Cap Growth) and Large/Mid Cap Value Subaccounts) as of December 31, 2000, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Annuity Account U at December 31, 2000, the results of their operations for the year then ended, and the changes in their net assets for each of the periods indicated, in conformity with generally accepted in the United States.

                                                  /s/ ERNST & YOUNG LLP
Boston, Massachusetts
February 13, 2001

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2000


                                                                       Large Cap                  International    Small Cap
                                                                         Growth     Active Bond   Equity Index      Growth
                                                                       Subaccount    Subaccount    Subaccount     Subaccount
                                                                      ------------  ------------  -------------  -----------
Assets
Investment in shares of portfolios of John
 Hancock Variable Series Trust I, at value.........................   $248,770,485  $205,498,184   $43,991,205   $27,277,496
Receivable from John Hancock Variable Series Trust I...............        141,083       256,950        19,908        16,653
                                                                      ------------  ------------  ------------   -----------
Total assets.......................................................    248,911,568   205,755,134    44,011,113    27,294,149
Liabilities
Payable to John Hancock Variable Life Insurance Company............        112,185       237,667        14,942        13,487
Asset charges payable..............................................         28,898        19,283         4,966         3,166
                                                                      ------------  ------------  ------------   -----------
Total liabilities..................................................        141,083       256,950        19,908        16,653
                                                                      ------------  ------------  ------------   -----------
Net assets.........................................................   $248,770,485  $205,498,184    $43,991,205   $27,277,496
                                                                      ============  ============  ============   ===========


                                                                     Global         Mid Cap     Large Cap
                                                                    Balanced        Growth        Value       Money Market
                                                                   Subaccount     Subaccount   Subaccount      Subaccount
                                                                   ----------     -----------  -----------   -------------
Assets
Investment in shares of portfolios of John
 Hancock Variable Series Trust I, at value.......................   $840,566      $53,567,792  $11,099,821   $  63,364,349
Receivable from John Hancock Variable
 Series Trust I..................................................        878          286,470       32,147          89,970
                                                                    --------      -----------  -----------   -------------
Total assets.....................................................    841,444       53,854,262   11,131,968      63,454,319
Liabilities
Payable to John Hancock Variable Life Insurance
 Company.........................................................        784          280,245       30,890          83,279
Asset charges payable............................................         94            6,225        1,257           6,691
                                                                    --------      -----------  -----------   -------------
Total liabilities................................................        878          286,470       32,147          89,970
                                                                    --------      -----------  -----------   -------------
Net assets.......................................................   $840,566      $53,567,792  $11,099,821   $  63,364,349
                                                                    ========      ===========  ===========   =============


See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                               December 31, 2000


                                                                                        Small/Mid     Real Estate       Growth &
                                                                      Mid Cap Value    Cap Growth       Equity           Income
                                                                        Subaccount     Subaccount      Subaccount      Subaccount
                                                                      -------------    -----------    -----------    --------------
Assets
Investment in shares of portfolios of John Hancock
 Variable Series Trust I, at value.................................   $8,133,272      $19,950,126    $49,936,561     $751,991,540
Receivable from John Hancock Variable
 Series Trust I....................................................       23,248            7,792         53,872          572,807
                                                                       ----------      -----------    -----------     ------------
Total assets.......................................................    8,156,520       19,957,918     49,990,433      752,564,347
Liabilities
Payable to John Hancock Variable Life
 Insurance Company.................................................        22,323            5,486         48,088          502,796
Asset charges payable..............................................           925            2,306          5,784           70,011
                                                                       ----------      -----------    -----------     ------------
Total liabilities..................................................        23,248            7,792         53,872          572,807
                                                                       ----------      -----------    -----------     ------------
Net assets.........................................................    $8,133,272      $19,950,126    $49,936,561     $751,991,540
                                                                       ==========      ===========    ===========     ============

                                                                                          Short-term    Small Cap     International
                                                                           Managed           Bond         Equity      Opportunities
                                                                          Subaccount      Subaccount    Subaccount     Subaccount
                                                                        --------------    ----------    ----------   ---------------
Assets
Investment in shares of portfolios of John
 Hancock Variable Series Trust I, at value..........................    $1,029,522,822    $5,448,171    $4,296,442     $6,663,330
Receivable from John Hancock Variable
 Series Trust I.....................................................           774,416         3,599        20,536            831
                                                                        --------------    ----------    ----------     ----------
Total assets........................................................     1,030,297,238     5,451,770     4,316,978      6,664,161
Liabilities
Payable to John Hancock Variable Life Insurance
 Company............................................................           656,290         2,985        20,042             82
Asset charges payable...............................................           118,126           614           494            749
                                                                        --------------    ----------    ----------     ----------
Total liabilities...................................................           774,416         3,599        20,536            831
                                                                        --------------    ----------    ----------     ----------
Net assets..........................................................    $1,029,522,822    $5,448,171    $4,296,442     $6,663,330
                                                                        ==============    ==========    ==========     ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                               December 31, 2000


                                                                                             Emerging
                                                                                  Global     Markets
                                                                  Equity Index     Bond       Equity     Bond Index
                                                                   Subaccount   Subaccount  Subaccount   Subaccount
                                                                  ------------  ----------  ----------  ------------
Assets
Investment in shares of portfolios of John Hancock
 Variable Series Trust I, at value.............................   $29,848,917   $3,659,474  $3,581,399    $549,481
Receivable from John Hancock Variable Series Trust I...........         5,915        5,839         405          62
                                                                  -----------   ----------  ----------    --------
Total assets...................................................    29,854,832    3,665,313   3,581,804     549,543
Liabilities
Payable to John Hancock Variable Life Insurance Company........         2,504        5,432          --          --
Asset charges payable..........................................         3,411          407         405          62
                                                                  -----------   ----------  ----------    --------
Total liabilities..............................................         5,915        5,839         405          62
                                                                  -----------   ----------  ----------    --------
Net assets.....................................................   $29,848,917   $3,659,474  $3,581,399    $549,481
                                                                  ===========   ==========  ==========    ========

                                                                                          Large Cap
                                                                  Small/mid   High Yield  Aggressive   Small/mid
                                                                   Cap Core      Bond       Growth     Cap Value
                                                                  Subaccount  Subaccount  Subaccount   Subaccount
                                                                  ----------  ----------  ----------  ------------
Assets
Investment in shares of portfolios of John Hancock
 Variable Series Trust I, at value.............................   $ 1,394,937   $519,667    $254,428    $2,248,948
Receivable from John Hancock Variable Series Trust I...........           209        184          29           481
                                                                  -----------   --------    --------    ----------
Total assets...................................................     1,395,146    519,851     254,457     2,249,429
Liabilities
Payable to John Hancock Variable Life Insurance Company........            48        125          --           222
Asset charges payable..........................................           161         59          29           259
                                                                  -----------   --------    --------    ----------
Total liabilities..............................................           209        184          29           481
                                                                  -----------   --------    --------    ----------
Net assets.....................................................   $ 1,394,937   $519,667    $254,428    $2,248,948
                                                                  ===========   ========    ========    ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                               December 31, 2000


                                                                Large Cap   International    Mid Cap
                                                                Value Core     Equity         Blend
                                                                Subaccount   Subaccount     Subaccount
                                                                ----------  -------------  ------------
Assets
Investment in shares of portfolios of John Hancock
 Variable Series Trust I, at value............................    $6,334       $35,748       $850,567
Receivable from John Hancock Variable Series Trust I..........         1             4             99
                                                                  ------       -------       --------
Total assets..................................................     6,335        35,752        850,666
Liabilities
Payable to John Hancock Variable Life Insurance Company.......        --            --             --
Asset charges payable.........................................         1             4             99
                                                                  ------       -------       --------
Total liabilities.............................................         1             4             99
                                                                  ------       -------       --------
Net assets....................................................    $6,334       $35,748       $850,567
                                                                  ======       =======       ========

                                                                  Aggressive  Fundamental   Large/mid
                                                                   Balanced     Growth      Cap Value
                                                                  Subaccount  Subaccount    Subaccount
                                                                  ----------  -----------  -----------
Assets
Investment in shares of portfolios of John Hancock
 Variable Series Trust I, at value............................     $29,406    $4,253,038     $162,471
Receivable from John Hancock Variable Series Trust I..........           3        29,218           19
                                                                   -------    ----------     --------
Total assets..................................................      29,409     4,282,256      162,490
Liabilities
Payable to John Hancock Variable Life Insurance Company.......          --        28,721           --
Asset charges payable.........................................           3           497           19
                                                                   -------    ----------     --------
Total liabilities.............................................           3        29,218           19
                                                                   -------    ----------     --------
Net assets....................................................     $29,406    $4,253,038     $162,471
                                                                   =======    ==========     ========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                            STATEMENT OF OPERATIONS

                          Year ended December 31, 2000


                                                                   Large Cap                   International    Small Cap
                                                                    Growth       Active Bond   Equity Index       Growth
                                                                  Subaccount      Subaccount    Subaccount      Subaccount
                                                                 --------------  ------------  -------------  ---------------
Investment income:
Distributions received from the portfolios of John
 Hancock Variable Series Trust I..............................   $  39,967,942   $13,737,115   $  2,366,253    $  2,674,929
Expenses:
 Mortality and expense risks..................................       4,539,278     2,668,451        742,260         477,172
                                                                 -------------   -----------   ------------    ------------
Net investment income.........................................      35,428,664    11,068,664      1,623,993       2,197,757
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss).....................................      26,364,178    (4,986,663)     1,147,826       5,922,950
 Net unrealized appreciation (depreciation)
  during the year.............................................    (121,381,992)   12,157,576    (13,628,035)    (19,398,417)
                                                                 -------------   -----------   ------------    ------------
Net realized and unrealized gain (loss) on investments........      95,017,814)    7,170,913    (12,480,209)    (13,475,467)
                                                                 -------------   -----------   ------------    ------------
Net increase (decrease) in net assets resulting from
 operations...................................................   $ (59,589,150)  $18,239,577   $(10,856,216)   $(11,277,710)
                                                                 =============   ===========   ============    ============

                                                                           Global      Mid Cap       Large Cap      Money
                                                                          Balanced      Growth         Value        Market
                                                                         Subaccount   Subaccount    Subaccount    Subaccount
                                                                         ----------  -------------  -----------  ------------
Investment income:
Distributions received from the portfolios of John Hancock Variable
 Series Trust I.......................................................   $  44,138   $  8,850,782   $  616,074    $4,314,793
Expenses:
 Mortality and expense risks..........................................      13,856      1,133,328      141,349       917,021
                                                                         ---------   ------------   ----------    ----------
Net investment income.................................................      30,282      7,717,454      474,725     3,397,772
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss).............................................     (24,266)     9,435,897     (974,459)           --
 Net unrealized appreciation (depreciation) during the year...........    (120,635)   (56,563,675)   1,543,162            --
                                                                         ---------   ------------   ----------    ----------
Net realized and unrealized gain (loss) on investments................    (144,901)   (47,127,778)     568,703            --
                                                                         ---------   ------------   ----------    ----------
Net increase (decrease) in net assets resulting from operations.......   $(114,619)  $(39,410,324)  $1,043,428    $3,397,772
                                                                         =========   ============   ==========    ==========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                         Year Ended December 31, 2000


                                                           Mid Cap    Small/Mid Cap  Real Estate     Growth &
                                                            Value        Growth        Equity         Income
                                                         Subaccount    Subaccount    Subaccount     Subaccount
                                                         -----------  -------------  -----------  ---------------
Investment income:
Distributions received from the portfolios of
 John Hancock Variable Series Trust I..................  $  839,909    $2,061,157    $ 4,656,385   $ 141,442,422
Expenses:
 Mortality and expense risks...........................      88,416       293,675        654,391      11,383,955
                                                         ----------    ----------    -----------   -------------
Net investment income..................................     751,493     1,767,482      4,001,994     130,058,467
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss)..............................     (20,244)     (273,245)       553,877      62,135,108
 Net unrealized appreciation
  (depreciation) during the year.......................     855,551       118,225      7,855,678    (322,959,562)
                                                         ----------    ----------    -----------   -------------
Net realized and unrealized gain (loss) on
 investments...........................................     835,307      (155,020)     8,409,555    (260,824,454)
                                                         ----------    ----------    -----------   -------------
Net increase (decrease) in net assets resulting
 from operations.......................................  $1,586,800    $1,612,462    $12,411,549   $(130,765,987)
                                                         ==========    ==========    ===========   =============

                                                                         Short-Term  Small Cap    International
                                                            Managed         Bond       Equity     Opportunities
                                                          Subaccount     Subaccount  Subaccount    Subaccount
                                                         -------------   ----------  ----------  --------------
Investment income:
Distributions received from the portfolios of
 John Hancock Variable Series Trust I..................  $ 114,534,941   $ 461,696   $ 352,834     $   377,174
Expenses:
 Mortality and expense risks...........................     16,017,690     104,038      71,590          90,353
                                                         -------------   ---------   ---------     -----------
Net investment income..................................     98,517,251     357,658     281,244         286,821
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss)..............................     37,571,830    (209,010)   (443,290)        271,265
 Net unrealized appreciation
  (depreciation) during the year.......................   (152,161,290)    298,900    (349,962)     (1,815,784)
                                                         -------------   ---------   ---------     -----------
Net realized and unrealized gain (loss) on
 investments...........................................   (114,589,460)     89,890    (793,252)     (1,544,519)
                                                         -------------   ---------   ---------     -----------
Net increase (decrease) in net assets resulting
 from operations.......................................  $ (16,072,209)  $ 447,548   $(512,008)    $(1,257,698)
                                                         =============   =========   =========     ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                         YEAR ENDED DECEMBER 31, 2000


                                                                                     Emerging
                                                            Equity        Global      Markets         Bond
                                                             Index         Bond       Equity         Index
                                                          Subaccount    Subaccount  Subaccount     Subaccount
                                                          -----------   ----------  -----------   ------------
Investment income:
Distributions received from the portfolios of John
 Hancock Variable Series Trust I........................  $ 1,584,609   $ 228,737   $   311,144    $ 84,754
Expenses:
 Mortality and expense risks............................      489,813      53,082        75,634      10,916
                                                          -----------   ---------   -----------    --------
Net investment income  .................................    1,094,796     175,655       235,510      73,838
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss)...............................    2,740,901    (116,018)      354,286     (33,496)
 Net unrealized appreciation (depreciation) during
  the year..............................................   (7,551,309)    307,529    (3,500,673)     25,239
                                                          -----------   ---------   -----------    --------
Net realized and unrealized gain (loss) on
 investments............................................   (4,810,408)    191,511    (3,146,387)     (8,257)
                                                          -----------   ---------   -----------    --------
Net increase (decrease) in net assets resulting from
  operations............................................  $(3,715,612)  $ 367,166   $(2,910,877)   $ 65,581
                                                          ===========   =========   ===========    ========

                                                                                          Large Cap
                                                                 Small/Mid   High Yield  Aggressive     Small/Mid
                                                                  Cap CORE      Bond       Growth       Cap Value
                                                                 Subaccount  Subaccount  Subaccount*   Subaccount*
                                                                 ----------  ----------  -----------  -------------
Investment income:
Distributions received from the portfolios of John
 Hancock Variable Series Trust I...............................  $ 60,369    $  50,204    $  4,668     $ 299,136
Expenses:
 Mortality and expense risks...................................    16,718        7,794       1,319         9,005
                                                                 --------    ---------    --------     ---------
Net investment income  . ......................................    43,651       42,410       3,349       290,131
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss)......................................    15,225      (61,248)    (12,633)        6,379
 Net unrealized (depreciation) during the year.................   (59,728)     (45,245)    (42,636)     (149,565)
                                                                 --------    ---------    --------     ---------
Net realized and unrealized (loss) on
 investments...................................................   (44,503)    (106,493)    (55,269)     (143,186)
                                                                 --------    ---------    --------     ---------
Net increase (decrease) in net assets resulting
 from operations...............................................  $   (852)   $ (64,083)   $(51,920)    $ 146,945
                                                                 ========    =========    ========     =========

_________
*  From May 1, 2000 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                         Year Ended December 31, 2000


                                                                          Large Cap    International      Mid Cap
                                                                          Value CORE       Equity          Blend
                                                                          Subaccount*   Subaccount*     Subaccount*
                                                                         ------------  --------------  -------------
Investment income:
Distributions received from the portfolios of John Hancock
 Variable Series Trust I..............................................       $ 82         $ 1,245        $ 35,866
Expenses:
 Mortality and expense risks..........................................         23             158           3,780
                                                                             ----         -------        --------
Net investment income.................................................         59           1,087          32,086
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss)      .......................................         --             (25)            184
 Net unrealized appreciation (depreciation) during the year...........        149          (3,587)        (21,533)
                                                                             ----         -------        --------
Net realized and unrealized gain (loss) on investments................        149          (3,612)        (21,349)
                                                                             ----         -------        --------
Net increase (decrease) in net assets resulting from
 operations...........................................................       $208         $(2,525)       $ 10,737
                                                                             ====         =======        ========

                                                                          Aggressive   Fundamental     Large/Mid
                                                                           Balanced       Growth       Cap Value
                                                                          Subaccount*  Subaccount*    Subaccount*
                                                                          -----------  ------------  -------------
Investment income:
Distributions received from the portfolios of John Hancock
 Variable Series Trust I..............................................     $   256     $   433,736      $2,170
Expenses:
 Mortality and expense risks..........................................         127          38,504         419
                                                                           -------     -----------      ------
Net investment income.................................................         129         395,232       1,751
Net realized and unrealized gain (loss) on investments:
 Net realized gain (loss).............................................          (5)        638,244         870
 Net unrealized appreciation (depreciation) during the year...........      (1,525)     (1,246,064)      6,947
                                                                           -------     -----------      ------
Net realized and unrealized gain (loss) on investments................      (1,530)       (607,820)      7,817
                                                                           -------     -----------      ------
Net increase (decrease) in net assets resulting from
 operations...........................................................     $(1,401)    $  (212,588)     $9,568
                                                                           =======     ===========      ======

_________
*  From May 1, 2000 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      STATEMENTS OF CHANGES IN NET ASSETS

                     Years and Periods ended December 31,


                                                               Large Cap Growth                 Active Bond
                                                                  Subaccount                    Subaccount
                                                         ----------------------------   ---------------------------
                                                             2000            1999           2000            1999
                                                         --------------  -------------  -------------  ---------------
Increase (decrease) in net assets from operations:
 Net investment income................................   $  35,428,664   $ 49,970,489   $ 11,068,664    $ 15,633,228
 Net realized gain (loss).............................      26,364,178     19,920,990     (4,986,663)     (1,511,015)
 Net unrealized appreciation (depreciation)
   during the period..................................    (121,381,992)    (3,444,964)    12,157,576     (20,005,513)
                                                         -------------   ------------   ------------    ------------
Net increase (decrease) in net assets resulting from
 operations...........................................     (59,589,150)    66,446,515     18,239,577      (5,883,300)
From contractowner transactions:
 Net premiums from contractowners.....................      38,964,050     30,033,070      6,763,036       8,623,900
 Net benefits to contractowners.......................     (83,034,603)   (60,365,166)   (53,118,294)    (50,094,581)
                                                         -------------   ------------   ------------    ------------
Net decrease in net assets from contractowner
  transactions........................................     (44,070,553)   (30,332,096)   (46,355,258)    (41,470,681)
                                                         -------------   ------------   ------------    ------------
Net increase (decrease) in net assets.................    (103,659,703)    36,114,419    (28,115,681)    (47,353,981)
Net assets at beginning of period.....................     352,430,188    316,315,769    233,613,865     280,967,846
                                                         -------------   ------------   ------------    ------------
Net assets at end of period...........................   $ 248,770,485   $352,430,188   $205,498,184    $233,613,865
                                                         =============   ============   ============    ============


                                                                   International Equity                 Small Cap Growth
                                                                     Index Subaccount                      Subaccount
                                                               ----------------------------       -----------------------------
                                                                   2000           1999                2000           1999
                                                               -------------  -------------       -------------  --------------
Increase (decrease) in net assets from
 operations:
 Net investment income.....................................    $  1,623,993   $  1,266,326        $  2,197,757    $ 2,379,637
 Net realized gain (loss)..................................       1,147,826      1,290,069           5,922,950      1,146,721
 Net unrealized appreciation (depreciation)
  during the period........................................     (13,628,035)    11,862,899         (19,398,417)     4,105,638
                                                               ------------   ------------        ------------    -----------
Net increase (decrease) in net assets resulting from
 operations................................................     (10,856,216)    14,419,294         (11,277,710)     7,631,996
From contractowner transactions:
 Net premiums from contractowners..........................       3,864,573      9,347,287          43,625,881     11,757,051
 Net benefits to contractowners............................     (11,258,951)   (16,543,791)        (26,619,276)    (7,769,383)
                                                               ------------   ------------        ------------    -----------
Net decrease in net assets from contractowner
 transactions..............................................      (7,394,378)    (7,196,504)         17,006,605      3,987,668
                                                               ------------   ------------        ------------    -----------
Net increase (decrease) in net assets......................     (18,250,594)     7,222,790           5,728,895     11,619,664
Net assets at beginning of period..........................      62,241,799     55,019,009          21,548,601      9,928,937
                                                               ------------   ------------        ------------    -----------
Net assets at end of period................................    $ 43,991,205   $ 62,241,799        $ 27,277,496    $21,548,601
                                                               ============   ============        ============    ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      STATEMENTS OF CHANGES IN NET ASSETS

                      Years and periods ended December 31,


                                                                               Global Balanced             Mid Cap Growth
                                                                                 Subaccount                  Subaccount
                                                                           ------------------------  ------------------------------
                                                                              2000         1999          2000            1999
                                                                           -----------  -----------  -------------  ---------------
Increase (decrease) in net assets from operations:
 Net investment income...................................................   $   30,282   $   94,783   $  7,717,454    $  6,269,378
Net realized gain (loss).................................................      (24,266)      21,897      9,435,897       2,939,455
 Net unrealized appreciation (depreciation) during
  the period.............................................................     (120,635)     (71,337)   (56,563,675)     17,963,888
                                                                            ----------   ----------   ------------    ------------
Net increase (decrease) in net assets resulting from
 operations..............................................................     (114,619)      45,343    (39,410,324)     27,172,721
From contractowner transactions:
 Net premiums from contractowners........................................      135,204      292,255     83,752,973      39,968,572
 Net benefits to contractowners..........................................     (504,731)    (592,333)   (54,115,552)    (13,353,850)
                                                                            ----------   ----------   ------------    ------------
Net increase (decrease) in net assets from contractowner
 transactions............................................................     (369,527)    (300,078)    29,637,421      26,614,722
                                                                            ----------   ----------   ------------    ------------
Net increase (decrease) in net assets....................................     (484,146)    (254,735)    (9,772,903)     53,787,443
Net assets at beginning of period........................................    1,324,712    1,579,447     63,340,695       9,553,252
                                                                            ----------   ----------   ------------    ------------
Net assets at end of period..............................................   $  840,566   $1,324,712   $ 53,567,792    $ 63,340,695
                                                                            ==========   ==========   ============    ============




                                                                              Large Cap Value                Money Market
                                                                                Subaccount                    Subaccount
                                                                         --------------------------  -------------------------------
                                                                            2000          1999           2000             1999
                                                                         ------------  ------------  --------------  ---------------
Increase (decrease) in net assets from operations:
 Net investment income...............................................    $   474,725   $   529,367   $   3,397,772    $  2,932,874
 Net realized gain (loss)............................................       (974,459)    1,106,093              --              --
 Net unrealized appreciation (depreciation) during
  the period.........................................................      1,543,162    (1,506,045)             --              --
                                                                         -----------   -----------   -------------    ------------
Net increase (decrease) in net assets resulting from
 operations..........................................................      1,043,428       129,415       3,397,772       2,932,874
From contractowner transactions:
 Net premiums from contractowners....................................      7,555,877     8,634,490      70,600,650      98,346,014
 Net benefits to contractowners......................................     (7,133,886)   (9,024,265)   (106,420,233)    (83,092,604)
                                                                         -----------   -----------   -------------    ------------
Net increase (decrease) in net assets from
 contractowner transactions..........................................        421,991      (389,775)    (35,819,583)     15,253,410
                                                                         -----------   -----------   -------------    ------------
Net increase (decrease) in net assets................................      1,465,419      (260,360)    (32,421,811)     18,186,284
Net assets at beginning of period....................................      9,634,402     9,894,762      95,786,160      77,599,876
                                                                         -----------   -----------   -------------    ------------
Net assets at end of period..........................................    $11,099,821   $ 9,634,402   $  63,364,349    $ 95,786,160
                                                                         ===========   ===========   =============    ============


See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      Years and periods ended December 31,


                                                                                 Mid Cap Value            Small/mid Cap Growth
                                                                                  Subaccount                   Subaccount
                                                                           --------------------------  -----------------------------
                                                                              2000          1999          2000            1999
                                                                           ------------  ------------  ------------  ---------------
Increase (decrease) in net assets from operations:
 Net investment income (loss)...........................................    $   751,493   $   (52,634)  $ 1,767,482    $  3,185,033
 Net realized gain (loss)...............................................        (20,244)     (841,005)     (273,245)        486,820
 Net unrealized appreciation (depreciation) during
  the period............................................................        855,551     1,099,061       118,225      (2,857,487)
                                                                            -----------   -----------   -----------    ------------
Net increase in net assets resulting from operations....................      1,586,800       205,422     1,612,462         814,366
From contractowner transactions:
 Net premiums from contractowners.......................................      3,257,286     1,135,832     1,958,947       3,441,883
 Net benefits to contractowners.........................................     (2,936,734)   (3,909,567)   (6,230,483)    (11,822,060)
                                                                            -----------   -----------   -----------    ------------
Net increase (decrease) in net assets from contractowner
 transactions...........................................................        320,552    (2,773,735)   (4,271,536)     (8,380,177)
                                                                            -----------   -----------   -----------    ------------
Net increase (decrease) in net assets...................................      1,907,352    (2,568,313)   (2,659,074)     (7,565,811)
Net assets at beginning of period.......................................      6,225,920     8,794,233    22,609,200      30,175,011
                                                                            -----------   -----------   -----------    ------------
Net assets at end of period.............................................    $ 8,133,272   $ 6,225,920   $19,950,126    $ 22,609,200
                                                                            ===========   ===========   ===========    ============

                                                                       Real Estate Equity                Growth & Income
                                                                           Subaccount                      Subaccount
                                                                    ----------------------------  ----------------------------------
                                                                        2000           1999            2000              1999
                                                                    -------------  -------------  ---------------  -----------------
Increase (decrease) in net assets from operations:
 Net investment income............................................   $  4,001,994   $  2,759,375   $  130,058,467    $  106,505,912
 Net realized gain (loss).........................................        553,877         29,474       62,135,108        53,547,849
 Net unrealized appreciation (depreciation) during
  the period......................................................      7,855,678     (4,558,409)    (322,959,562)      (20,496,572)
                                                                     ------------   ------------   --------------    --------------
Net increase (decrease) in net assets resulting from
 operations.......................................................     12,411,549     (1,769,560)    (130,765,987)      139,557,189
From contractowner transactions:
 Net premiums from contractowners.................................      3,261,325      1,759,211       23,632,910        38,650,575
 Net benefits to contractowners...................................    (12,483,736)   (17,747,215)    (178,972,386)     (141,058,513)
                                                                     ------------   ------------   --------------    --------------
Net decrease in net assets from contractowner
 transactions.....................................................     (9,222,411)   (15,988,004)    (155,339,476)     (102,407,938)
                                                                     ------------   ------------   --------------    --------------
Net increase (decrease) in net assets.............................      3,189,138    (17,757,564)    (286,105,463)       37,149,251
Net assets at beginning of period.................................     46,747,423     64,504,987    1,038,097,003     1,000,947,752
                                                                     ------------   ------------   --------------    --------------
Net assets at end of period.......................................   $ 49,936,561   $ 46,747,423   $  751,991,540    $1,038,097,003
                                                                     ============   ============   ==============    ==============

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      Years and periods ended December 31,

                                                                      Managed                     Short-term Bond
                                                                    Subaccount                      Subaccount
                                                          -------------------------------   ---------------------------
                                                               2000             1999           2000            1999
                                                          --------------   --------------   -----------     -----------
Increase (decrease) in net assets from
 operations:
 Net investment income.................................   $   98,517,251   $  105,510,967   $   357,658     $   492,562
 Net realized gain (loss)..............................       37,571,830       38,904,825      (209,010)       (156,229)
 Net unrealized appreciation (depreciation)
  during the period....................................     (152,161,290)     (49,231,187)      298,900        (188,569)
                                                          --------------   --------------   -----------     -----------
Net increase (decrease) in net assets resulting
 from operations.......................................      (16,072,209)      95,184,605       447,548         147,764
From contractowner transactions:
 Net premiums from contractowners......................       20,057,145       31,930,380     1,151,059       4,802,007
 Net benefits to contractowners........................     (258,901,161)    (199,638,746)   (5,580,437)     (6,460,778)
                                                          --------------   --------------   -----------     -----------
Net (decrease) in net assets from
 contractowner transactions............................     (238,844,016)    (167,708,366)   (4,429,378)     (1,658,771)
                                                          --------------   --------------   -----------     -----------
Net (decrease) in net assets...........................     (254,916,225)     (72,523,761)   (3,981,830)     (1,511,007)
Net assets at beginning of period......................    1,284,439,047    1,356,962,808     9,430,001      10,941,008
                                                          --------------   --------------   -----------     -----------
Net assets at end of period............................   $1,029,522,822   $1,284,439,047   $ 5,448,171     $ 9,430,001
                                                          ==============   ==============   ===========     ===========



                                                                    Small Cap Equity        International Opportunities
                                                                       Subaccount                   Subaccount
                                                                -------------------------   ---------------------------
                                                                   2000          1999           2000            1999
                                                                -----------   -----------   -----------     -----------
Increase (decrease) in net assets from operations:
 Net investment income.................................         $   281,244   $    55,548   $   286,821     $   296,995
 Net realized gain (loss)..............................            (443,290)     (558,358)      271,265         171,907
 Net unrealized appreciation (depreciation)
  during the period....................................            (349,962)      131,518    (1,815,784)        792,914
                                                                -----------   -----------   -----------     -----------
Net increase (decrease) in net assets resulting
 from operations.......................................            (512,008)     (371,292)   (1,257,698)      1,261,816
From contractowner transactions:
 Net premiums from contractowners......................           1,579,511     2,107,097     4,884,902       1,210,088
 Net benefits to contractowners........................          (2,728,686)   (3,326,400)   (2,243,314)     (1,333,832)
                                                                -----------   -----------   -----------     -----------
Net increase (decrease) in net assets from
 contractowner transactions............................          (1,149,175)   (1,219,303)    2,641,588        (123,744)
                                                                -----------   -----------   -----------     -----------
Net increase (decrease) in net assets..................          (1,661,183)   (1,590,595)    1,383,890       1,138,072
Net assets at beginning of period......................           5,957,625     7,548,220     5,279,440       4,141,368
                                                                -----------   -----------   -----------     -----------
Net assets at end of period............................         $ 4,296,442   $ 5,957,625   $ 6,663,330     $ 5,279,440
                                                                ===========   ===========   ===========     ===========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      Years and periods ended December 31,


                                                                               Equity Index                  Global Bond
                                                                                Subaccount                   Subaccount
                                                                        ---------------------------   -------------------------
                                                                            2000           1999          2000           1999
                                                                        ------------   ------------   -----------    -----------
Increase (decrease) in net assets from operations:
 Net investment income............................................      $  1,094,796   $  1,157,034   $   175,655    $   221,941
 Net realized gain (loss).........................................         2,740,901      2,844,802      (116,018)       (91,171)
 Net unrealized appreciation (depreciation) during
   the period.....................................................        (7,551,309)     1,736,131       307,529       (335,578)
                                                                        ------------   ------------   -----------    -----------
Net increase (decrease) in net assets resulting
 from operations..................................................        (3,715,612)     5,737,967       367,166       (204,808)
From contractowner transactions:
 Net premiums from contractowners.................................        13,487,080     19,934,330       475,322      2,103,632
 Net benefits to contractowners...................................       (17,106,435)   (14,330,381)   (1,533,118)    (5,298,907)
                                                                        ------------   ------------   -----------    -----------
Net increase (decrease) in net assets from
 contractowner transactions.......................................        (3,619,355)     5,603,949    (1,057,796)    (3,195,275)
                                                                        ------------   ------------   -----------    -----------
Net increase (decrease) in net assets.............................        (7,334,967)    11,341,916      (690,630)    (3,400,083)
Net assets at beginning of period.................................        37,183,884     25,841,968     4,350,104      7,750,187
                                                                        ------------   ------------   -----------    -----------
Net assets at end of period.......................................      $ 29,848,917   $ 37,183,884   $ 3,659,474    $ 4,350,104
                                                                        ============   ============   ===========    ===========

                                                                         Emerging Markets              Bond Index
                                                                            Subaccount                 Subaccount
                                                                     -------------------------   ------------------------
                                                                        2000          1999          2000          1999
                                                                     -----------   -----------   -----------    ---------
Increase (decrease) in net assets from operations:
 Net investment income..........................................     $   235,510   $    92,978   $    73,838    $  17,274
 Net realized gain (loss).......................................         354,286       374,074       (33,496)     (13,991)
 Net unrealized appreciation (depreciation) during the
      period....................................................      (3,500,673)      614,528        25,239      (11,138)
                                                                     -----------   -----------   -----------    ---------
Net increase (decrease) in net assets resulting
 from operations................................................      (2,910,877)    1,081,580        65,581       (7,855)
From contractowner transactions:
 Net premiums from contractowners...............................      10,071,013     7,898,439     7,916,310      989,794
 Net benefits to contractowners.................................      (6,892,125)   (5,669,815)   (7,727,524)    (687,960)
                                                                     -----------   -----------   -----------    ---------
Net (increase) in net assets from
 contractowner transactions.....................................       3,178,888     2,228,624       188,786      301,834
                                                                     -----------   -----------   -----------    ---------
Net (increase) in net assets....................................         268,011     3,310,204       254,367      293,979
Net assets at beginning of period...............................       3,313,388         3,184       295,114        1,135
                                                                     -----------   -----------   -----------    ---------
Net assets at end of period.....................................     $ 3,581,399   $ 3,313,388   $   549,481    $ 295,114
                                                                     ===========   ===========   ===========    =========

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      Years and periods ended December 31,

                                                                                                           High Yield
                                                                             Small/Mid Cap CORE               Bond
                                                                                 Subaccount                Subaccount
                                                                           ----------------------     ----------------------
                                                                              2000        1999          2000         1999
                                                                           ----------   ---------     ---------    ---------
Increase (decrease) in net assets from operations:
 Net investment income..........................................           $   43,651   $  10,653     $  42,410    $  11,601
 Net realized gain (loss).......................................               15,225       2,806       (61,248)        (674)
 Net unrealized appreciation (depreciation) during the
      period....................................................              (59,728)     (1,161)      (45,245)       1,864
                                                                           ----------   ---------     ---------    ---------
Net increase (decrease) in net assets resulting
 from operations................................................                 (852)     12,298       (64,083)      12,791
From contractowner transactions:
 Net premiums from contractowners...............................            1,656,444     256,285       826,620      590,592
 Net benefits to contractowners.................................             (396,801)   (156,272)     (830,896)    (225,175)
                                                                           ----------   ---------     ---------    ---------
Net increase (decrease) in net assets from
 contractowner transactions.....................................            1,259,643     100,013        (4,276)     365,417
                                                                           ----------   ---------     ---------    ---------
Net increase (decrease) in net assets...........................            1,258,791     112,311       (68,359)     378,208
Net assets at beginning of period...............................              136,146      23,835       588,026      209,818
                                                                           ----------   ---------     ---------    ---------
Net assets at end of period.....................................           $1,394,937   $ 136,146     $ 519,667    $ 588,026
                                                                           ==========   =========     =========    =========

                                                                      Large Cap
                                                                      Aggressive      Small/Mid      Large Cap     International
                                                                        Growth        Cap Value     Value CORE        Equity
                                                                      Subaccount     Subaccount     Subaccount      Subaccount
                                                                      ----------     ----------     ----------     -------------
                                                                         2000          2000*          2000*            2000*
                                                                      ----------     ----------     ----------     -------------
Increase (decrease) in net assets from operations:
 Net investment income..........................................      $   3,349      $  290,131       $   59           $ 1,087
 Net realized gain (loss).......................................        (12,633)          6,379           --               (25)
 Net unrealized appreciation (depreciation)
    during the period...........................................        (42,636)       (149,565)         149            (3,587)
                                                                      ---------      ----------       ------           -------
Net increase (decrease) in net assets resulting
 from operations................................................        (51,920)        146,945          208            (2,525)
From contractowner transactions:
 Net premiums from contractowners...............................        408,945       2,223,863        4,855            38,273
 Net benefits to contractowners.................................       (102,597)       (121,860)       1,271                --
                                                                      ---------      ----------       ------           -------
Net increase in net assets from
 contractowner transactions.....................................        306,348       2,102,003        6,126            38,273
                                                                      ---------      ----------       ------           -------
Net increase in net assets......................................        254,428       2,248,948        6,334            35,748
Net assets at beginning of period...............................             --              --           --                --
                                                                      ---------      ----------       ------           -------
Net assets at end of period.....................................      $ 254,428      $2,248,948       $6,334           $35,748
                                                                      =========      ==========       ======           =======

_________

* From May 1, 2000 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                      Years and periods ended December 31,


                                                                                            Mid Cap      Aggressive
                                                                                             Blend        Balanced
                                                                                           Subaccount    Subaccount
                                                                                           ----------    ----------
                                                                                             2000*          2000*
                                                                                           ----------    ----------
Increase (decrease) in net assets from operations:
 Net investment income...............................................................      $ 32,086         $   129
 Net realized gain...................................................................           184              (5)
 Net unrealized  appreciation (depreciation) during the period.......................       (21,533)         (1,525)
                                                                                           --------         -------
Net increase (decrease) in net assets resulting from operations......................        10,737          (1,401)
From contractowner transactions:
 Net premiums from contractowners....................................................       866,768          30,807
 Net benefits to contractowners......................................................       (26,938)             --
                                                                                           --------         -------
Net increase in net assets from contractowner transactions...........................       839,830          30,807
                                                                                           --------         -------
Net increase in net assets...........................................................       850,567          29,406
Net assets at beginning of period....................................................            --              --
                                                                                           --------         -------
Net assets at end of period..........................................................      $850,567         $29,406
                                                                                           ========         =======




                                                                                                           Large/Mid
                                                                                            Fundamental    Cap Value
                                                                                             Subaccount    Subaccount
                                                                                            -----------    ----------
                                                                                               2000*         2000*
                                                                                            -----------    ----------
Increase (decrease) in net assets from operations:
 Net investment income...............................................................       $   395,232    $  1,751
 Net realized gain...................................................................           638,244         870
 Net unrealized appreciation (depreciation) during the period........................        (1,246,064)      6,947
                                                                                            -----------    --------
Net increase (decrease) in net assets resulting from operations......................          (212,588)      9,568
From contractowner transactions:
 Net premiums from contractowners....................................................         9,819,480     153,924
 Net benefits to contractowners......................................................        (5,353,854)     (1,021)
                                                                                            -----------    --------
Net increase in net assets from contractowner transactions...........................         4,465,626     152,903
                                                                                            -----------    --------
Net increase in net assets...........................................................         4,253,038     162,471
Net assets at beginning of period....................................................                --          --
                                                                                            -----------    --------
Net assets at end of period..........................................................       $ 4,253,038    $162,471
                                                                                            ===========    ========

___________

* From May 1, 2000 (commencement of operations).

See accompanying notes.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 2000

1.  Organization

John Hancock Variable Annuity Account U (the Account) is a separate investment account of John Hancock Life Insurance Company (JHLICO or John Hancock). The Account was formed to fund variable annuity contracts (Contracts) issued by JHLICO. Currently, the Account funds the Accommodator, Independence and Company Class Annuity Contracts. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Fund of John Hancock Variable Series Trust I (the Trust). New subaccounts may be added as new Funds are added to the Trust or as other investment options are developed and made available to contractowners. The thirty funds of the Trust which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced (formerly International Balanced), Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth, Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Emerging Markets Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, Large Cap Aggressive Growth, Small/Mid Cap Value, Large Cap Value Core, International Equity, Mid Cap Blend, Aggressive Balanced, Fundamental Growth (formerly, Fundamental Mid Cap Growth) and Large/Mid Cap Value Subaccounts. Each Subaccount has a different investment objective.

The assets of the Account are the property of JHLICO. The portion of the Account's assets applicable to the Contracts may not be charged with liabilities arising out of any other business JHLICO may conduct.

2.  Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation Of Investments

Investment in shares of the Trust is valued at the reported net asset value of the respective Subaccounts. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of Fund shares are determined on the basis of identified cost.

Federal Income Taxes

The operations of the Account are included in the federal income tax return of JHLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHLICO has the right to charge the Account any federal income taxes, or provisions for federal income taxes, attributable to the operations of the Account or to the Contracts funded in the Account. Currently, John Hancock does not make a charge for income or other taxes. JHLICO retains the right to charge the Account for any federal income taxes arising from changes in the tax law. Charges for state and local taxes, if any, attributable to the Account may also be made.

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

Expenses

JHLICO assumes mortality and expense risks of the Contracts and provides administrative services to the Account for which asset charges are deducted at an annual rate of 1.00% and 1.40% of net assets of the Accommodator and Independence Contracts, respectively.

JHMLICO makes certain other deductions from contractowner payments for premium taxes, guaranteed minimum death benefit, sales charges on purchases (Accommodator only) and the surrender fee and annual contract fee (Independence only), which are accounted for as a reduction of net assets resulting from contractowner transactions.

3.  Details Of Investments

The details of the shares owned and cost and value of investments in the Subaccounts of the Fund at December 31, 2000 were as follows:

                                        Shares
Subaccount                              Owned          Cost             Value
--------------------------------------------------------------------------------
Large Cap Growth....................  13,171,771  $  271,865,093  $  248,770,485
Active Bond.........................  21,761,738     213,289,743     205,498,184
International Equity Index..........   2,857,766      45,605,469      43,991,205
Small Cap Growth....................   2,024,742      41,246,309      27,277,496
Global Balanced.....................      90,628         960,848         840,566
Mid Cap Growth......................   3,433,607      90,721,115      53,567,792
Large Cap Value.....................     771,963      10,276,195      11,099,821
Money Market........................   6,336,435      63,364,349      63,364,349
Mid Cap Value.......................     555,053       7,809,427       8,133,272
Small/Mid Cap Growth................   1,455,822      22,221,098      19,950,126
Real Estate Equity..................   3,625,331      47,602,585      49,936,561
Growth & Income.....................  53,027,316     811,284,765     751,991,540
Managed.............................  74,466,027   1,033,365,971   1,029,522,822
Short-Term Bond.....................     552,365       5,424,001       5,448,171
Small Cap Equity....................     469,993       5,152,793       4,296,442
International Opportunities.........     560,665       7,436,162       6,663,330
Equity Index........................   1,691,736      31,463,522      29,848,917
Global Bond.........................     353,957       3,702,110       3,659,474
Emerging Markets Equity.............     534,601       6,467,517       3,581,399
Bond Index..........................      56,405         535,401         549,481
Small/Mid Cap CORE..................     142,116       1,454,920       1,394,937
High Yield Bond.....................      70,871         563,968         519,667
Large Cap Aggressive Growth.........      26,736         297,064         254,428
Small/Mid Cap Value.................     192,160       2,398,513       2,248,948
Large Cap Value Core................         608           6,185           6,334
International Equity................       3,629          39,335          35,748
Mid Cap Blend.......................      70,153         872,100         850,567
Aggressive Balanced.................       2,873          30,931          29,406
Fundamental Growth..................     339,754       5,499,102       4,253,038
Large/Mid Cap Value.................      14,045         155,524         162,471

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

3.  Details Of Investments (continued)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Subaccounts of the Fund during 2000, were as follows:


Subaccount                               Purchases        Sales
-------------------------------------------------------------------
Large Cap Growth.....................  $ 52,966,990   $ 61,608,879
Active Bond..........................    17,741,312     53,027,907
International Equity Index...........     4,104,832      9,875,216
Small Cap Growth.....................    34,861,438     15,657,075
Global Balanced......................       166,637        505,883
Mid Cap Growth.......................    66,271,134     28,916,259
Large Cap Value......................     8,389,717      7,493,002
Money Market.........................    52,435,933     84,857,745
Mid Cap Value........................     3,373,937      2,301,892
Small/Mid Cap Growth.................     2,879,353      5,383,408
Real Estate Equity...................     6,078,344     11,298,761
Growth & Income......................   144,485,117    169,766,125
Managed..............................   117,555,459    257,882,225
Short-Term Bond......................     1,724,889      5,796,609
Small Cap Equity.....................     1,519,037      2,386,969
International Opportunities..........     4,696,820      1,768,411
Equity Index.........................    10,265,574     12,790,132
Global Bond..........................       632,888      1,515,030
Emerging Markets Equity..............     9,094,252      5,679,854
Bond Index...........................    12,797,455     12,534,831
Small/Mid Cap CORE...................     1,678,879        375,586
High Yield Bond......................     1,220,470      1,182,337
Large Cap Aggressive Growth..........       472,404        162,707
Small/Mid Cap Value..................     2,564,892         172757
Large Cap Value Core.................         6,212             28
International Equity.................        39,562            202
Mid Cap Blend........................     1,080,534        208,617
Aggressive Balanced..................        31,061            125
Fundamental Growth...................    26,834,115     21,973,256
Large/Mid Cap Value..................       182,659         28,005

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

4.  Net Assets

Accumulation shares attributable to net assets of contractowners and accumulation share values for each subaccount at December 31, 2000 were as follows:

                          Accommodator Class #1        Independence Class #3
                        --------------------------------------------------------
                        Accumulation  Accumulation  Accumulation   Accumulation
Subaccount                 Shares     Share Values     Shares      Share Values
--------------------------------------------------------------------------------
Large Cap Growth           170,004      $ 44.59     $ 6,100,361       $39.52
Active Bond              1,231,194        55.80       6,881,919        19.87
International Equity
 Index                      66,007        19.36       2,527,973        16.89
Small Cap Growth            69,515        16.63       1,599,750        16.32
Global Balanced              4,852        11.79          67,637        11.57
Mid Cap Growth             124,273        22.27       2,335,238        21.86
Large Cap Value             45,934        17.82         586,119        17.49
Money Market               643,286        26.91       3,153,144        14.58
Mid Cap Value               21,737        17.62         446,895        17.29
Small/Mid Cap Growth        43,123        13.34         954,982        20.28
Real Estate Equity          48,057        26.73       1,862,678        26.13
Growth & Income          1,409,435       183.00      13,583,455        36.35
Managed                    665,873        30.66      36,622,091        27.57
Short-Term Bond             24,554        12.45         389,910        13.18
Small Cap Equity            22,874        10.95         378,428        10.74
International
 Opportunities              17,731        13.49         485,112        13.24
Equity Index                76,010        20.46       1,409,260        20.08
Global Bond                 24,868        13.29         261,366        13.04
Emerging Markets
 Equity                     18,843         9.88         346,863         9.80
Bond Index                   2,802        10.69          49,028        10.60
Small/Mid Cap CORE           4,164        13.23         102,130        13.12
High Yield Bond              1,541         9.09          56,112         9.01
Large Cap Aggressive
 Growth                         --           --          32,531         7.82
Small/Mid Cap Value             --           --         197,490        11.39
Large Cap Value Core            --           --             601        10.54
International Equity            --           --           4,106         8.71
Mid Cap Blend                   --           --          81,931        10.38
Aggressive Balanced             --           --           3,006         9.78
Fundamental Growth              --           --         470,296         8.98
Large/Mid Cap Value             --           --          14,423        11.26

The net assets attributable to JHLICO, within the Company Class, represent JHLICO's funds deposited in the Account. At its discretion, these amounts may be transferred by JHLICO to its general account.

5.  Transactions with Affiliates

John Hancock acts as the distributor, principal underwriter and investment advisor for the Fund. Certain officers of the Account are officers and directors of JHLICO or the Fund.

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Financial Statements

  1. Condensed Financial Information (Part A).

  2. Statement of Assets and Liabilities, John Hancock Variable Annuity Account U. (Part B).

  3. Statement of Operations, John Hancock Variable Annuity Account U. (Part B).

  4. Statement of Changes in Net Assets, John Hancock Variable Annuity U. (Part B).

  5. Notes to Financial Statements, John Hancock Variable Annuity Account U. (Part B).

  6. Statements of Financial Position, John Hancock Life Insurance Company. (Part B).

  7. Summary of Operations and Changes in Policyholder's Contingency Reserves, John Hancock Life Insurance Company. (Part B).

  8. Statement of Cash Flows, John Hancock Life Insurance Company.
     (Part B).

  9. Notes to Financial Statements, John Hancock Life Insurance Company.
     (Part B).

  (b) Exhibits:

  1. John Hancock Board Resolution establishing the Continuing Separate Ac-count, dated January 14, 1985 is incorporated by reference to Post-Effective Amendment No. 5 to File No. 33-34813, filed April 26, 1995.

  2.     Not Applicable.

  3.(a) Form of Distribution and Servicing Agreement by and among Signator Investors, Inc. (formerly known as "John Hancock Distributors, Inc."), John Hancock Life Insurance Company (formerly known as "John Hancock Mutual Life Insurance Company"), and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement for John Hancock Variable Life Account S (File No. 333-15075) filed April 23, 1997.

  3.(b) Specimen Variable Contracts Selling Agreement between Signator Investors, Inc., and selling broker-dealers, incorporated by reference to Post-Effective Amendment Number 5 to File 333-16949, filed on form N-4 on November 17, 2000.

  4. Form of periodic payment immediate annuity contract, incorporated by reference from Form N-4 to Post-Effective Amendment No. 29 to File 811-2143, filed on June 19, 2001.

  5. Form of annuity contract application, incorporated by reference from Form N-4 to Post-Effective Amendment No. 29 to File 811-2143, filed on June 19, 2001.

  6. Restated Articles of Organization and Restated and Amendment of By-Laws are incorporated by reference from Form S-6 to Post-Effective Amendment No. 10 to File 333-76662, filed on March 7, 2001.

  7.     Not Applicable.

  8.     Not Applicable.

  9. Opinion and Consent of Counsel as to legality of interests being of-fered, filed herewith.

  10.(a) Consent of Independent Auditor, filed herewith.

  11.    Not Applicable

  12.    Not Applicable.

  13.    Not Applicable.

  14. Diagram of Subsidiaries of John Hancock Financial Services, Inc., John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, are incorporated by reference from the annual report of John Hancock Financial Services, Inc. filed on Form 10-K (File No. 1-15670) on March 29, 2001.

  15. Powers of Attorney for David F. D'Alessandro, Foster L. Aborn, Samuel W. Bodman, I. MacAllister Booth, Wayne A. Budd, John M. Gifford, Michael C. Hawley, Edward H. Linde, Judith A. McHale, R. Robert Popeo, Richard F. Syron and Robert J. Tarr are incorporated by reference to File No. 333-45862, Pre-Effective Amendment No. 1, filed on December 27, 2000.

ITEM 25. DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR

DIRECTORS

NAME                        POSITION WITH DEPOSITOR
----                        -----------------------

David F. D'Alessandro...... Chairman of the Board, President, and Chief
                            Executive Officer
Thomas P. Glynn............ Director
Nelson S. Gifford.......... Director
Richard F. Syron........... Director
Edward H. Linde...........  Director
John M. Connors, Jr........ Director
Michael C. Hawley.......... Director
I. MacAllister Booth....... Director
Wayne A. Budd.............. Director, Executive Vice President and General
                            Counsel
Robert J. Tarr, Jr......... Director
Robert E. Fast............. Director
Foster L. Aborn............ Director
Kathleen F. Feldstein...... Director
Judith A. McHale........... Director
R. Robert Popeo............ Director
John M. DeCiccio........... Director, Executive Vice President, and Chief
                            Investment Officer

EXECUTIVE OFFICERS OTHER THAN DIRECTORS
Thomas E. Moloney.......... Senior Executive Vice President and
                            Chief Financial Officer
Maureen R. Ford............ Executive Vice President
Derek Chilvers............. Executive Vice President, Chairman and Chief
                            Executive Officer of John Hancock International Holdings, Inc.
Michael Bell............... Senior Executive Vice President
Barry J. Rubenstein........ Vice President, Counsel and Secretary
Robert F. Walters.......... Executive Vice President and Chief Information
                            Officer

All of the above-named officers and directors can be contacted at the follow-ing business address: John Hancock Life Insurance Company, John Hancock Place, P.O. Box 111, Boston, MA 02117.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

  Registrant is a separate account of JHLICO, operated as a unit investment trust. Registrant supports benefits payable under JHLICO's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Variable Series Trust I, (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The Registrant and other separate accounts of John Hancock and JHLICO own controlling interests of the Trust's outstanding shares. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct John Hancock and JHLICO with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, JHLICO directly controls Registrant.

  Diagram of Subsidiaries of John Hancock Financial Services, Inc., John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, are incorporated by reference from the annual report of John Hancock Financial Services, Inc. filed on Form 10-K (File No. 1-15670) on March 29, 2001.

ITEM 27. NUMBER OF CONTRACT OWNERS

  As of November 30, 2001, the number of Contract Owners of variable annuity contracts offered by the Account was 56,218.

ITEM 28. INDEMNIFICATION

  Article 8 of the By-Laws of John Hancock provides indemnification to each present and former director, officer, and employee of John Hancock against litigation expenses and liabilities incurred while acting as such, subject to limitations of law, including under the Act. No indemnification shall be paid if a director or officer is finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of John Hancock. John Hancock may pay expenses incurred in defending an action or claim in advance of its final disposition, but only upon receipt of an under-taking by the person indemnified to repay such amounts if he or she should be determined not be entitled to indemnification.

  Reference is made to Article VI of the ByLaws of the Fund, filed as Exhibit 2 to Post Effective Amendment No. 2 to the Fund's Registration Statement (File No. 33-2081) dated April 12, 1988, which provides that the Fund shall indemni-fy or advance any expenses to the trustees, shareholders, officers, or employ-ees of the Fund to the extent set forth in the Declaration of Trust.

  Sections 6.3 through 6.17 of the Declaration of Trust, included as Exhibit 1 to the Fund's Post Effective Amendment No. 2, relate to the indemnification of trustees, shareholders, officers, and employees. It is provided that the Fund shall indemnify any trustee made a party to any proceeding by reason of serv-ice in that capacity if the trustee (a) acted in good faith and (b) reasonably believed, (1) in the case of conduct in the trustee's official capacity with the Fund, that the conduct was in the best interest of the Fund and (2) in all other cases, that the conduct was at least not opposed to the best interests of the Fund, and (c) in the case of any criminal proceeding, the Fund shall indemnify the trustee if the trustee acted in good faith and had no reasonable cause to believe that the conduct was unlawful. Indemnification may not be made by the Fund unless authorized in each case by a determination by the Board of Trustees or by special legal counsel or by the shareholders. Neither indemnification nor advancement of expenses may be made if the trustee or of-ficer has incurred liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties involved in the conduct of his office ("Disabling Conduct"). The means for determining whether indemnifi-cation shall be made shall be (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indem-nified was not liable by reason of Disabling Conduct or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that such person was not liable by reason of Disabling Conduct. Such latter determination may be made either (a) by the vote of a majority of a quorum of Trustees of the Fund who are neither "interested" persons of the Fund (as de-fined in the Act) nor parties to the proceeding or (b) by an independent legal counsel in a written opinion. The advancement of legal expenses may not occur unless the trustee or officer agrees to repay the advance (unless it is ulti-mately determined that he is entitled to indemnification) and at least one of three conditions is satisfied: (1) he provides security for his agreement to repay, (2) the Fund is insured against loss by reason of lawful advances, or
(3) a majority of a quorum of the Trustees of the Fund who are not interested persons and are not parties to the proceedings, or independent counsel in a written opinion, determine that there is reason to believe that the trustee or officer will be found entitled to indemnification.

  Similar types of provisions dealing with the indemnification of the Fund's officers and trustee are hereby incorporated by reference from documents pre-viously filed with the Commission, specifically, Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.f. to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1989), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life In-surance Company (Exhibit 5.a. to the Registration Statement (File No. 33-2081) dated December 11, 1985), Section 14 of the Investment Management Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life

Insurance Company (Exhibit 5.g. to Post-Effective Amendment No. 9 to the Reg-istration Statement (File 33-2081) dated March 2, 1994), Section 14 of the Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.k. to Post-Effective Amendment No. 13 to the Fund's Registration Statement (File No. 33-
2081) dated April 30, 1996), Section 14 of the Investment Management Agreement By and Between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 5.v. to Post-Effective Amendment No. 19 to the Fund's Registration Statement (File No. 3-2081) dated April 1998, Section 7 of the Underwriting and Administrative Services Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 6 to Post-Effective Amendment No. 4 to the Registration Statement of the Fund (File No. 33-2081) dated April, 1989), Section 15 of the Transfer Agency Agreement by and between John Hancock Variable Series Trust I and John Hancock Mutual Life Insurance Company (Exhibit 9 to Pre-Effective Amendment No. 1 to the Registration Statement of the Fund (File No. 33-2081) dated March 13, 1986), and
Section 6 of the Underwriting and Indemnity Agreement By and Among John Hancock Series Trust, John Hancock Distributors, Inc., and John Hancock Mutual Life Insurance Company (Exhibit 6.b. to Post-Effective Amendment No. 14 to Form N-1A Registration Statement of the Fund (File No. 33-2081) filed February 28,
1997).

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Regis-trant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnifi-cation against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

  (a) Signator Investors, Inc. is the principal underwriter for the Fund, John Hancock Variable Annuity Accounts I, JF, U, V and H, John Hancock Variable Life Accounts S, U, and V, and John Hancock Mutual Variable Life Insurance Account UV.

  (b) Reference is made to the response to Item 25, above.

  (c) The information under "Distribution Agreement and Other Services--Dis-tribution Agreement" in the statement of additional information forming a part of this registration statement is incorporated herein by refer-ence.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

  The following entities prepare, maintain, and preserve the records required by
Section 31(a) of the Act for the Registrant and the Fund (as indicated below through written agreements between the parties to the effect that such services will be provided to the Registrant and/or the Fund for such periods prescribed by the Rules and Regulations of the Commission under the Act and such records will be surrendered promptly on request:

  Signator Investors, Inc., John Hancock Place, Boston, Massachusetts, 02117, serves as Registrant's distributor and principal underwriter, and in such capacities, keeps records regarding shareholders account records and cancelled stock certificates. John Hancock (at the same address), in its capacity as Registrant's depositor, investment adviser, and transfer agent, keeps all other records required by Section 31(a) of the Act.

ITEM 31. MANAGEMENT SERVICES

    Not applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

  (a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable an-nuity Contracts may be accepted.

  (b) Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus a space that an applicant can check to request a Statement of Additional Information.

  (c) Registrant hereby undertakes to deliver any Statement of Additional In-formation and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

  (d) Registrant represents that, in connection with the sale of the Con-tracts offered pursuant to this registration statement, it has complied with the conditions of the SEC no-action letter regarding the purchase of variable annuity contracts under retirement plans meeting the re-quirements of Section 403(b) of the Internal Revenue Code (American Council of Life Insurance (pub. avail. Nov. 28, 1988)). Specifically, Registrant has (1) included appropriate disclosure regarding the re-demption restrictions imposed by Section 403(b)(11) in the prospectus;
      (b) included appropriate disclosure regarding the redemption restric-tions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the Contracts; (3) instructed sales repre-sentatives specifically to bring the redemption restrictions imposed by
      Section 403(b)(11) to the attention of potential plan participants; and
      (4) obtained from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the re-strictions on redemptions imposed by Section 403(b)(11) and (b) the in-vestment alternatives available under the employer's Section 403(b) ar-rangement to which the participant may elect to transfer his contract value.

  (e) John Hancock Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Life Insurance Company has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and attested, all in the City of Boston and Commonwealth of Massachusetts on the 21st day of December, 2001.

                              On behalf of the Registrant
                              JOHN HANCOCK LIFE
                              INSURANCE COMPANY
                               (Depositor)



                         By              /s/ DAVID F. D'ALESSANDRO
                                         -------------------------
                                         David F. D'Alessandro
                                         Chairman, President, and Chief
                                         Executive Officer




Attest:  /s/ RONALD J. BOCAGE
         ----------------------
           Vice President and Counsel

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities with John Hancock Life Insurance Company and on the dates indicated.

SIGNATURE                   TITLE                              DATE
---------                   -----                              ----



/s/ THOMAS E. MOLONEY       Senior Executive Vice            December 21, 2001
---------------------       President and Chief Financial
Thomas E. Moloney           Officer (Principal Financial
                            Officer and Principal Accounting
                            Officer)



/s/ DAVID F. D'ALESSANDRO   Chairman, President, and         December 21, 2001
-------------------------   Chief Executive Officer
David F. D'Alessandro       (Principal Executive Officer)
for himself and as
Attorney-in-Fact




FOR: Foster L. Aborn        Director

     Nelson S. Gifford          Director
     John M. Connors, Jr.       Director
     Robert J. Tarr, Jr.        Director
     I. MacAllister Booth       Director
     Michael C. Hawley          Director
     Judith A. McHale           Director
     R. Robert Popeo            Director
     Robert E. Fast             Director
     Thomas P. Glynn            Director
     Kathleen Foley Feldstein   Director
     Richard F. Syron           Director
     Wayne A. Budd              Director
     Edward H. Linde            Director
     John M. DeCiccio           Director

                                LIST OF EXHIBITS

                                    FORM N-4

                    JOHN HANCOCK VARIABLE ANNUITY ACCOUNT U

EXHIBITS

  9      Opinion and Consent of Counsel.

  10.(a) Consent of Independent Auditor.